AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1996

                                                     REGISTRATION NO. 333-13105
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                        FIREARMS TRAINING SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

       DELAWARE                     3699                     57-0777018
    (STATE OR OTHER           (PRIMARY STANDARD           (I.R.S. EMPLOYER
    JURISDICTION OF              INDUSTRIAL              IDENTIFICATION NO.)
   INCORPORATION OR          CLASSIFICATION CODE
     ORGANIZATION)                 NUMBER)

                           7340 MCGINNIS FERRY ROAD
                               SUWANEE, GA 30174
                                (770) 813-0180
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                               DAVID A. APSELOFF
                        FIREARMS TRAINING SYSTEMS, INC.
                           7340 MCGINNIS FERRY ROAD
                               SUWANEE, GA 30174
                                (770) 813-0180
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         JAMES G. ARCHER, ESQ.                  LAURENT ALPERT, ESQ.
            SIDLEY & AUSTIN              CLEARY, GOTTLIEB, STEEN & HAMILTON
           875 THIRD AVENUE                       ONE LIBERTY PLAZA
          NEW YORK, NY 10022                     NEW YORK, NY 10006
            (212) 906-2000                         (212) 225-2000

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                            PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)    PRICE(2)      FEE(3)
-----------------------------------------------------------------------------------
Class A Common Stock,
 $0.000006 par value per
 share.................   6,900,000 shares     $16.00     $110,400,000  $38,068.97

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 900,000 shares of Class A Common Stock which the Underwriters have the option to purchase from the Selling Shareholder to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3) Already paid.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 25, 1996

                                6,000,000 SHARES

                        FIREARMS TRAINING SYSTEMS, INC.

LOGO                          CLASS A COMMON STOCK

  All the 6,000,000 shares of Class A Common Stock, $0.000006 par value (the "Common Stock"), offered hereby are being sold by Firearms Training Systems, Inc., a Delaware corporation ("FATS" or the "Company").

  Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "FATS," subject to official notice of issuance.

  Upon consummation of the Offering, the Company's issued and outstanding capital stock will consist of 20,402,404 shares of Common Stock, including the 6,000,000 shares of Common Stock being offered hereby. Upon consummation of the Offering, the Centre Entities (as defined below) will own or have voting control over approximately 54.7% of the outstanding shares of Common Stock and THIN International N.V., a Netherlands Antilles corporation ("THIN International" or the "Selling Shareholder") formerly called Firearms Training Systems International N.V., will own approximately 14.5% of the outstanding shares of Common Stock. See "Principal Shareholders."

  Of the $82.1 million estimated net proceeds of the Offering anticipated to be received by the Company: (i) $40.4 million will be used to repay the Bridge Notes (as defined below), including accrued and unpaid interest, issued by the Company to NationsBridge, L.L.C. ("NationsBridge") in connection with a set of transactions (the "Recapitalization") consummated by the Company on July 31, 1996; (ii) $1.3 million will be paid to NationsBridge as a fee in connection with the repayment of the Bridge Notes; (iii) $19.3 million will be paid to THIN International as an additional payment for the shares of Common Stock repurchased by the Company from THIN International in connection with the Recapitalization, which additional payment is payable by the Company upon consummation of the Offering; (iv) approximately $4.0 million will be paid to NationsBridge as consideration for the redelivery to the Company of certain warrants to purchase shares of Common Stock otherwise required to be delivered to NationsBridge upon consummation of the Offering; and (v) $17.1 million will be used to repay a portion of the $69.8 million in outstanding Senior Bank Debt (as defined below) incurred by the Company in connection with the Recapitalization. See "Use of Proceeds."

  SEE "RISK FACTORS" COMMENCING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  ----------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY    OR   ADEQUACY   OF   THIS    PROSPECTUS.
   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             Price to   Underwriting Proceeds to
                                               Public   Discount (1) Company (2)
--------------------------------------------------------------------------------
Per Share..................................   $            $           $
Total (3).................................. $           $            $
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company, estimated at $1,600,000.
(3) The Selling Shareholder has granted to the Underwriters a 30-day option to purchase up to 900,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Shareholder will be $    , $    , $     and $    ,
    respectively. See "Underwriting." The Company will not receive any proceeds from the sale of any such additional shares.

  The shares of Common Stock are offered by the several Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about , 1996.

                                  ----------
Montgomery Securities
        Lazard Freres & Co. LLC
                                            The Robinson-Humphrey Company, Inc.

                                        , 1996

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, included elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus: (i) assumes that the initial public offering price will be $15.00 per share and no exercise of the Underwriters' over-allotment option; (ii) gives effect to the Recapitalization and the Drop Down Transaction described herein; and (iii) gives effect for all periods to the 100,000-for-one stock split effected in July 1996 and the 1.66-for-one stock split effected November 1, 1996 with respect to all the outstanding shares of Common Stock.

                                  THE COMPANY

  Firearms Training Systems, Inc., a Delaware corporation ("FATS" or the "Company"), is the leading worldwide producer of interactive simulation systems designed to provide training in the handling and use of small and supporting arms. The Company offers a broad array of cost-effective training systems ranging from individual marksmanship trainers to instructional systems for multiple users. Unlike traditional live firing ranges, the Company's simulation systems enable users to train in highly realistic situations through the integration of video and digitized projected imagery and modified, laser-emitting firearms that retain the fit, function and feel of the original weapon. Utilizing internally developed proprietary software and sensors incorporated into the simulated weapons, the Company's systems offer real-time feedback and evaluation with respect to a number of performance measures such as accuracy, reaction time, situational judgment and important elements of weapons handling. Over its 12-year history, the Company's team of experts has developed over 180 types of simulated weapons and approximately 100 laser discs containing more than 1,000 training scenarios. The Company's customers are primarily U.S. and international military and law enforcement agencies including the U.S. Marine Corps, the U.S. Army, the U.S. Air Force, the Los Angeles Police Department, the Internal Revenue Service, the Singapore Army and Police Coast Guard, the British Ministry of Defense and the Royal Netherlands Army. More recently, the Company also has begun to sell simulation training systems for hunter and sports training.

  The Company has helped to revolutionize small and supporting arms training through the introduction of cost-effective and realistic interactive simulation. For decades, military and law enforcement organizations have trained personnel on firing ranges with targets that are static or have limited motion capabilities. This approach neither accurately replicates the hostile situations armed personnel are likely to face nor helps to develop tactical skills and individual judgment. Simulation systems not only provide solutions to these issues but also offer significant improvements in safety and many other benefits that cannot be attained in live weapons practice, including reductions in ammunition consumption, weaponry wear, trainee transport, range maintenance costs and environmental remediation expenses. Furthermore, many law enforcement agencies have begun to adopt simulation systems based in part on their concern over the increasing number of liability lawsuits relating to alleged uses of excessive force. Of the approximately $260 billion U.S. military budget for fiscal 1997, approximately $3 billion to $5 billion is allocated to overall training and training-related expenditures. Management estimates that the market for small and supporting arms simulation systems like the Company's product line in the U.S. military market segment alone is approximately $800 million, based on near-term stated acquisition objectives set by various branches of the U.S. armed services. Moreover, management believes that the trends favoring increased adoption of simulation in the U.S. can also be identified abroad as military and law enforcement agencies in other countries, generally more centralized than those in the U.S. and facing increasingly restrictive budgets, are allocating greater portions of their training budgets to small and supporting arms simulation training.

  To date the Company has sold more than 2,000 FATS(TM) systems in the U.S. and over 30 other countries. Although the Company is unaware of any independent third party industry statistics, the Company believes, based on its monitoring of the market, that its systems sold to date represent a substantial majority of the worldwide installed base of interactive small and supporting arms simulation systems purchased by military and law enforcement agencies. The Company's revenues and operating income have grown at compound annual growth rates of 51.8% and 80.6%, respectively, over the last five fiscal years to $65.4 million and $19.3 million, respectively, in fiscal 1996. As of September 30, 1996, the Company had a backlog of approximately $56.2 million from all customers and approximately an additional $46 million in unexercised options to purchase the Company's products through September 30, 1999 under an existing contract with the U.S. Marine Corps.

COMPETITIVE ADVANTAGES

  Management believes that the Company's success is primarily attributable to the following key competitive advantages:

  . High Quality and Cost-Effective Products. The Company has participated in studies of its products conducted by the U.S. Marine Corps, the U.S. Army and the U.S. Air Force. The Company has been informed that such studies have validated the cost-effectiveness and training benefits of FATS(TM) systems for such entities and that trainees using the FATS(TM) systems generally improve their marksmanship and judgment skills faster than those using only live fire training. FATS(TM) systems have been used for training U.S. and British forces in Bosnia and for pre-deployment training of U.S. forces for Operation Desert Storm and operations in Somalia.

  . Premier FATS(TM) Brand Name. The Company believes that the FATS(TM) brand name has become associated with high quality, technically superior interactive small and supporting arms simulation systems. Management believes that its reputation has been enhanced by the acceptance of the Company's products by certain military and law enforcement agencies that employ exacting standards in making purchasing decisions.

  . Strong Long-Term Relationships with Customers. The Company works closely with its customers often for a substantial period of time to help define their training needs and develop customized training solutions. Management believes that this approach is particularly important given the relative infancy of the interactive simulation-based small and supporting arms training market and the education required to convert into customers those agencies and personnel accustomed to traditional live fire training.

  . Innovative Customized Training Solutions. The Company works closely with many of its customers to develop training programs, simulated weapons and training scenarios tailored to their specific needs. This ability to adapt products to particular training needs is critical because the needs of the Company's customers vary substantially.

  . Extensive Inventory of Proven Weapons and Scenarios. The Company draws on its extensive catalog of already fielded simulated weapons and scenarios to address customers' requirements in an innovative manner and on a timely basis.

  . Integration of Advanced Technologies. The Company's strong technical application capability enables it to integrate effectively: (i) advanced laser, computer and video technology from third parties; (ii) proprietary ballistics modeling, training and diagnostic software; and
     (iii) specially machined, realistic, sensor-embedded weapons.

  . Team of Recognized Subject Matter Experts. The Company maintains a team of technical, training and other experts from a wide variety of military, law enforcement and technology backgrounds to ensure an understanding of each customer's particular training needs as well as the appropriation and procurement process.

GROWTH STRATEGY

  The Company intends to seek further growth by implementing a strategy that includes the following key elements:

  . Increase Market Penetration. The interactive small and supporting arms simulation industry is relatively new. As a result, the Company is seeking to broaden acceptance of its products and increase sales to military and law enforcement agencies in the U.S. and internationally.

  . Continue New Product Development. The Company intends to continue to develop new products based on the Company's research and development ("R&D") capabilities and its understanding of the needs of its customers. For example, the Company's newest simulator, the Vessel Weapons Engagement Training System ("VWETS"), is being developed at the request of and in close collaboration with an international customer.

  . Expand into New Markets. Management believes that significant opportunities exist for sales beyond the Company's traditional military and law enforcement customers. The Company has already begun to focus on the hunter and sports training component of the market, which management believes is a natural extension of its business to date. In addition, although the Company has not yet taken steps to develop a product line or otherwise enter the market for arcades, amusement parks and other entertainment venues, the Company believes that this market may represent significant opportunities for the Company in the future.

  The Company was incorporated in Delaware in 1984. Its principal executive offices are located at 7340 McGinnis Ferry Road, Suwanee, Georgia 30174. The Company's telephone number is (770) 813-0180.

                                RECAPITALIZATION

  Prior to July 31, 1996, the Company was wholly-owned by THIN International N.V., a Netherlands Antilles corporation ("THIN International" or the "Selling Shareholder") formerly known as Firearms Training Systems International N.V. On July 31, 1996, the Company consummated a set of transactions (the "Recapitalization"), pursuant to a Recapitalization and Stock Purchase Agreement dated as of June 5, 1996 (the "Recapitalization Agreement") among the Company, THIN International, Centre Partners Management LLC ("Centre Management") and a group of entities (including Centre Capital Investors II, L.P., Centre Partners Coinvestment, L.P., Centre Capital Offshore Investors II, L.P. and Centre Capital Tax-exempt Investors II, L.P.) managed by Centre Management and referred to herein (together with their controlling entity, Centre Partners II LLC) as the "Centre Entities." As part of the Recapitalization, the Company: (i) effected a 100,000-for-one stock split with respect to its common stock and issued to the Centre Entities certain shares of the Company's capital stock now consisting of Class A Common Stock, $0.000006 par value ("Common Stock"), for $36.0 million in cash; (ii) issued to NationsBridge, L.L.C. ("NationsBridge") certain senior subordinated bridge notes (the "Bridge Notes") for $40.0 million in cash and entered into escrow arrangements providing for the delivery to NationsBridge in certain circumstances of certain warrants currently held in escrow (the "NationsBridge Warrants") to purchase shares of Common Stock, which NationsBridge Warrants are being reacquired by the Company in connection with this offering (the "Offering") as described below; (iii) entered into a new credit agreement (the "NationsBank Credit Agreement") with NationsBank, N.A. (South) ("NationsBank") and certain other lenders providing for certain credit facilities aggregating $85.0 million (the "Senior Bank Debt"), borrowed $76.0 million under such credit facilities and terminated its then existing credit facility with NationsBank; and (iv) repurchased certain shares of Common Stock owned by THIN International for approximately $151.9 million in cash ($15.0 million of which was deposited in escrow) and agreed to make an additional contingent payment (the "Contingent Payment") in cash or shares of Common Stock to THIN International in certain circumstances, such as upon the consummation of the Offering. The obligation to make the Contingent Payment will be satisfied in full by payment of $19.3 million in cash from the proceeds of the Offering. Also in connection with the Recapitalization, the Company sold certain shares of Common Stock and granted certain options to members of the Company's management on September 18, 1996. The Company and NationsBridge have agreed that the obligation to deliver from escrow the NationsBridge Warrants if the Offering is completed as contemplated, which would otherwise have required the delivery to NationsBridge of warrants to purchase 288,434 shares of Common Stock at a nominal price upon consummation of the Offering, is to be satisfied by the payment by the Company to NationsBridge (the "Warrant Payment") of approximately $4.0 million (which amount represents the aggregate value of the 288,434 shares at an assumed initial offering price of $15.00 per share less the assumed underwriting discount) from the proceeds of the shares of Common Stock being offered by the Company hereby, and have agreed that the NationsBridge Warrants will be redelivered to the Company for cancellation. See "Management," "Certain Transactions," "Recapitalization" and Note 5 of Notes to Consolidated Financial Statements.

  Effective upon consummation of the Recapitalization and the related sales of shares of Common Stock to management and prior to the Offering, the Centre Entities owned or had voting control over and THIN International owned approximately 77.5% and 20.6% of the outstanding shares of Common Stock, respectively.
At the consummation of the Offering, the Centre Entities will own or have voting control over approximately 54.7%, and THIN International will own approximately 14.5%, of the outstanding shares of Common Stock. See "Principal Shareholders."

  The Company, currently an operating company, is in the process of reorganizing into a holding company (the "Drop Down Transaction"), with the Company owning 100% of the outstanding capital stock of a newly-formed subsidiary, FATS, Inc., a Delaware corporation (the "Drop Down Subsidiary"), which subsidiary will hold the operating assets of the Company. See "Recapitalization."

                                  THE OFFERING

Common Stock offered by the Company...................  6,000,000 shares
Common Stock to be outstanding after the Offering..... 20,402,404 shares (1)
Use of proceeds....................................... To repay outstanding indebtedness and to fund the Contingent Payment and the
                                                       Warrant Payment. See "Use of Proceeds."
Proposed Nasdaq National Market symbol................ FATS

--------
(1) Excludes 2,490,000 shares of Common Stock reserved for issuance pursuant to the Company's Stock Option Plan, of which options to purchase 1,742,834 shares of Common Stock at an exercise price of approximately $3.25 have been granted as of the date hereof. See "Management--Stock Option Plan" and
    Note 5 of Notes to Consolidated Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 SIX MONTHS ENDED
                               FISCAL YEAR ENDED MARCH 31,         SEPTEMBER 30,
                         --------------------------------------- -----------------
                          1992    1993    1994    1995    1996     1995     1996
                         ------- ------- ------- ------- ------- -------- --------
STATEMENT OF OPERATIONS
 DATA:
Revenues................ $12,324 $14,049 $20,534 $29,164 $65,439 $ 27,089 $ 39,138
Gross profit............   7,285   8,276  10,883  14,934  34,537   12,885   21,158
Operating income........   1,813   1,131   2,472   4,139  19,283    6,080   11,611
Income before income
 taxes..................   1,827   1,081   2,248   4,217  19,355    6,088    8,619
Net income.............. $ 1,274 $   811 $ 1,518 $ 2,830 $12,790 $  3,962 $  5,338
                         ======= ======= ======= ======= ======= ======== ========
Net income per share
 (1)....................   $0.08   $0.05   $0.09   $0.18   $0.80    $0.25    $0.33
                         ======= ======= ======= ======= ======= ======== ========
Weighted average common
 shares (1).............  16,055  16,055  16,055  16,055  16,055   16,055   16,055
PRO FORMA STATEMENT OF OPERATIONS DATA (2):
Operating income........................................ $19,283          $ 11,611
Income before income taxes..............................  13,745             9,082
Net income.............................................. $ 9,082          $  5,767
                                                         =======          ========
Net income per share....................................   $0.42             $0.26
                                                         =======          ========
Shares used in computation (3)..........................  21,767            21,767

                                                           SEPTEMBER 30, 1996
                                                         -----------------------
                                                          ACTUAL   PRO FORMA (4)
                                                         --------  -------------
BALANCE SHEET DATA:
Working capital......................................... $ 10,859    $ 16,386
Total assets............................................   34,628      33,289
Total debt, including current maturities................  108,870      52,724
Stockholders' equity (deficit)..........................  (87,444)    (32,237)

--------
(1) Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices below the expected public offering price during the 12-month period prior to the Company's expected initial public offering have been included in the calculation of weighted average common shares as if they were outstanding for all periods prior to the Offering, regardless of whether they are dilutive. Accordingly, the weighted average common shares for all periods presented reflects: (i) the issuance of shares to the Centre Entities and the repurchase of shares from THIN International pursuant to the Recapitalization; (ii) all shares issuable upon exercise of stock options granted (using the treasury stock method); (iii) 288,434 shares issuable upon exercise of the NationsBridge Warrants; (iv) all shares granted to management within 12 months of the Offering; and (v) all shares purchased by management within 12 months of the Offering.

(2) Pro forma statement of operations data give effect to the Recapitalization, the consummation of the Offering and the application of the net proceeds from the Offering after deducting the assumed underwriting discount and estimated offering expenses as if they occurred at the beginning of the respective period. Adjustments to the historical statement of operations data represent the net effect of: (i) interest on borrowings under the Senior Bank Debt at effective interest rates of 8.4% to 9.1% representing interest rates in effect at the time of the Recapitalization and the Bridge Notes at an average effective interest rate of 13.3% and amortization of related deferred financing costs; (ii) elimination of interest and amortization of deferred financing costs due to repayment of the Bridge Notes and repayment of a portion of the Senior Bank Debt; and (iii) the effect of the pro forma adjustments on the provision for income taxes. The effect of the nonrecurring recapitalization expenses and the extraordinary loss on the early extinguishment of debt as a result of the repayment of the Bridge Notes and repayment of a portion of the Senior Bank Debt have not been included in the pro forma statement of operations data as the nonrecurring recapitalization expenses and the extraordinary loss are assumed to occur immediately prior to the period presented. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Overview--Extraordinary Loss," "Recapitalization" and Notes 4 and 10 of Notes to Consolidated Financial Statements.

(3) Shares used in computation include the effect of 6,000,000 shares of Common Stock issued and sold by the Company as part of the Offering and 1,365,220 shares of Common Stock issuable upon the exercise of outstanding options (net of 377,614 shares assumed to be repurchased by the Company using the treasury stock method). See "Use of Proceeds," "Management," "Certain Transactions," "Recapitalization" and Note 5 of Notes to Consolidated Financial Statements.

(4) Pro forma balance sheet data give effect to the consummation of the Offering and the application of the proceeds from the Offering after deducting the assumed underwriting discount and estimated offering expenses as if they had occurred on the balance sheet date. See "Use of Proceeds," "Capitalization," "Recapitalization" and Notes 4 and 10 of Notes to Consolidated Financial Statements.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus.

  Prospective investors should note that this Prospectus contains certain "forward looking statements," including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that the actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus identifies important factors that could cause such differences. The Company disclaims any obligation to update any such factors or to announce publicly the result of any revisions to any of the forward looking statements contained herein to reflect future events or developments.

SIGNIFICANT VARIABILITY IN QUARTERLY RESULTS

  The Company's revenues and results of operations historically have varied substantially from quarter to quarter, and the Company expects these variations to continue. Among the factors causing these variations have been the number, timing and scope of the Company's contracts and purchase orders, concentration of shipments under large orders and the uneven timing of the receipt by the Company of necessary authorizations from government customers. The Company recognizes revenues primarily upon shipment of its products to its customers, while a high percentage of the Company's operating expenses, including personnel, rent and debt service, are relatively fixed in advance of any particular quarter. As a result, the concentration of several order deliveries in a particular quarter, unanticipated variations in the number and timing of shipments or customer delays in proceeding to succeeding stages of a contract could have a material adverse effect on the Company's quarterly results of operations and financial condition. For example, the three months ended December 31, 1995 accounted for 36.3% of revenues and 48.0% of net income for fiscal 1996. As a result of the foregoing factors, the Company's operating results for a future quarter may be below the expectations of public market analysts and investors. In such event, the price of the Common Stock will likely be adversely affected. See "--Customer Concentration; Reliance on Certain Key Contracts," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "--Quarterly Results of Operations."

CUSTOMER CONCENTRATION; RELIANCE ON CERTAIN KEY CONTRACTS

  In fiscal 1996, the Company's five largest customers accounted for approximately 67.4% of the Company's revenues, with the U.S. Marine Corps, the Royal Netherlands Army and the U.S. Army accounting for approximately 26.5%, 12.7% and 10.1%, respectively. In fiscal 1995, the Company's five largest customers accounted for approximately 71.3% of the Company's revenues, with the British Ministry of Defense, the Singapore Army, the U.S. Air Force (including certain other components of the Department of Defense ("DOD") other than the U.S. Army and the U.S. Marine Corps) and the Swiss Army accounting for approximately 29.7%, 13.5%, 12.2% and 11.0%, respectively. No other customer accounted for more than 10% of the Company's revenues in either such year. (For purposes of the foregoing, the Reserve and National Guard components of the U.S. Marine Corps, the U.S. Army and the U.S. Air Force are combined with the respective active forces.) Given the nature of the Company's contracts, revenues attributable to specific customers are likely to vary from year to year, and a significant customer in one year may not be a significant customer in a subsequent year. In order to reach its growth objectives, the Company will be required to seek contracts from new domestic and international customers as well as orders from existing customers for additional types of simulated firearms or increased quantities of previously ordered systems and simulated weapons. A significant decrease in demand by or the loss of one or more significant customers could have a material adverse effect on the Company's results of operations or financial condition. The Company's contracts are ordinarily terminable by the customer at any time without penalty to the customer. Accordingly, there can be no assurance that existing customers will continue to purchase the Company's products or services at historical levels, if at all. See "Business--Customers" and Note 7 of Notes to Consolidated Financial Statements.

RELIANCE ON AND RISKS ASSOCIATED WITH GOVERNMENT CONTRACTS AND REGULATIONS

  Most of the Company's customers to date have been in the public sector of the U.S., including the federal, state and local governments, and in the public sectors of a number of other countries. Approximately 44.3% of the Company's revenues for fiscal 1996 were attributable to sales to military authorities in the U.S., 11.5% were attributable to sales to law enforcement authorities in the U.S. and 43.3% were attributable to sales to military and law enforcement authorities internationally. Although the Company has experienced an increased demand for its products in recent years despite decreases in general levels of defense spending, a significant decrease in the overall level or allocation of defense spending in the U.S. or other countries could have a material adverse effect on the Company's future results of operations and financial condition. Sales to public sector customers are subject to a multiplicity of detailed regulatory requirements and public policies as well as to changes in training and purchasing priorities. Contracts with public sector customers may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, U.S. government contracts and those of many international government customers may generally be terminated for a variety of factors when it is in the best interests of the government and contractors may be suspended or debarred for misconduct at the discretion of the government. In addition, conduct of the Company's operations requires that it maintain a license from the U.S. Treasury Department's Bureau of Alcohol, Tobacco and Firearms and meet detailed regulatory requirements in this connection and with regard to export sales. The Company is currently bringing to the attention of the State Department certain violations which may have occurred in the conduct of its operations with regard to transfer of manufacturing data to a foreign subsidiary of the Company. There can be no assurance that these factors or others unique to government contracts or the loss or suspension of necessary regulatory licenses will not have a material adverse effect on the Company's future results of operations and financial condition. See "Business-- Government Contracts and Regulation" and "Customers."

RELIANCE ON AND RISKS ASSOCIATED WITH INTERNATIONAL SALES

  A significant portion of the Company's sales are made to customers located outside the U.S., primarily in Europe and Asia. In fiscal 1996, 1995 and 1994, 43.3%, 66.3% and 66.1% of the Company's revenues, respectively, were derived from sales to customers located outside the U.S. The Company expects that its international customers will continue to account for a substantial portion of its revenues in the near future. Sales to international customers may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations and tariff rates. In addition, various forms of protectionist trade legislation have been and in the future may be proposed in the U.S. and certain other countries. Any resulting changes in current tariff structures or other trade and monetary policies could adversely affect the Company's sales to international customers. Political and economic factors have been identified by the Company with respect to certain of the markets in which it competes. There can be no assurance that these factors will not result in defaults by customers in making payments due to the Company, in reductions in the purchases of the Company's products by international customers or in foreign currency exchange losses. In certain cases, the Company has reduced certain of the risks associated with international contracts by obtaining bank letters of credit to support the payment obligations of its customers and/or by providing in its contracts for payment in U.S. dollars. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview," "Business--Targeted Market," "--Customers" and Notes 7 and 9 of Notes to Consolidated Financial Statements.

ABILITY TO MANAGE CONTINUED GROWTH

  The Company's revenues have grown at a compound annual growth rate of 51.8% over the last five years to $65.4 million in fiscal 1996. The Company's growth has been a result of its ability to define, develop and expand the markets for its products. Any future growth of the Company will depend on its ability to conduct such activities with the same or greater degree of success as in the past. Any such growth will continue to place significant demands on its management and other resources. In particular, the Company will have to continue to increase the number of its personnel, particularly skilled technical, marketing and management personnel, and continue to develop and improve its operational, financial and other internal systems, both in the U.S. and internationally. Any inability of the Company to manage its growth effectively could have a material adverse effect on the quality of the Company's products and services, its ability to attract and retain key personnel, its business prospects and its results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL; NEW CEO

  The Company believes that its success depends to a significant degree upon the continuing contributions of its key management, sales, marketing and R&D personnel. Failure to retain such key personnel or to attract and integrate other qualified personnel could have a material adverse effect on the Company's results of operations and financial condition. The Company recently has entered into an employment contract with Peter A. Marino, who became the Company's new Chief Executive Officer in October 1996. In addition, all the Company's senior officers have entered into non-competition agreements with the Company. Mr. Marino had not previously worked with the Company. Jody Scheckter, the founder and former President of the Company, recently terminated his employment with the Company in connection with the Recapitalization. See "Management."

ABILITY TO CONTINUE DEVELOPMENT OF MARKET

  The market for interactive small and supporting arms training simulators is developing, and the Company believes that its future success will depend upon, among other factors, the extent to which domestic and foreign military services and law enforcement departments continue to adopt simulation in their training regimens. There can be no assurance that the use of simulation training systems will become widespread or continue to grow or that the Company's products will maintain their current share of the market. See "Business--Industry Overview."

POTENTIAL FOR INCREASED COMPETITION

  The relatively undeveloped nature of the market in which the Company competes may attract new entrants as they perceive opportunities in this market. While management believes that the Company is currently the most effective competitor in its market, existing and new competitors may have significantly greater financial, technical and marketing resources than the Company, may foresee the course of market developments more accurately than the Company, may develop products that are superior to or more cost-effective than the Company's products or may adapt more quickly than the Company to new technologies or evolving customer requirements. With respect to potential competitors, the Company believes that as the firearms simulation market continues to develop, a number of large domestic defense contractors have the capacity to become significant competitors due to their expertise with complex simulation systems and their relationships with the DOD and the U.S. Congress. There can be no assurance that the Company will be able to maintain its current market position, and failure to compete successfully with existing and new competitors could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Competition."

ABILITY TO ADAPT TO TECHNOLOGICAL CHANGES

  The Company's R&D personnel use certain established market-leading technologies to develop simulation systems and related products. The current generation of FATS(TM) Systems uses a proprietary operating system known as OS-
9. While such software would be difficult to replace, the term of the Company's license extends to October 31, 2001 and the Company believes it is on good terms with its licensor. The continued success of the Company will depend on its ability to incorporate in its products changing technologies in such fields as electronics, mechanical engineering, training development and audio-visual and to develop and introduce new technology that meets the increasingly sophisticated training needs of the Company's customers. Although the Company continuously pursues product R&D efforts, there can be no assurance that the Company will be successful in adapting to these developments in a timely fashion. The Company's failure to so adapt could have a material adverse effect on the Company's results of operations and financial condition. See "Business-- Research and Development" and "Business Proprietary Operating System; Raw Materials and Suppliers."

EFFECTS OF COMPANY'S LEVERAGE

  Prior to the consummation of the Recapitalization, the Company historically used internally generated funds to finance its operations and growth and generally had relatively insignificant amounts of long-term debt. Following consummation of the Recapitalization, in which the Company incurred a substantial amount of indebtedness, and after giving effect to the application of the proceeds from the sale of the Common Stock offered hereby, the Company will have approximately $52.7 million in outstanding Senior Bank Debt under the NationsBank Credit Agreement, including $22.5 million under the Tranche A Term Loan Facility (as defined below), $30.2 million under the Tranche B Term Loan Facility (as defined below) and no indebtedness under the $15.0 million NationsBank Revolving Credit Facility (as defined below). The Tranche A Term Loan Facility and the NationsBank Revolving Credit Facility mature on July 31, 2002, and the Tranche B Term Loan Facility matures on July 31, 2003. Loans made under the Tranche A Term Loan Facility and the NationsBank Revolving Credit Facility bear interest, at the Company's option, at: (i) a floating rate based upon the Alternate Base Rate (defined as the higher of the prime rate of the Senior Agent under the NationsBank Credit Agreement and the federal funds rate as adjusted plus 0.50%) plus an applicable margin of 1.25% to 1.75% per annum based on the Company's leverage ratio; or (ii) the applicable Eurodollar Rate for one, two, three or six months, plus an applicable margin of 2.25% to 2.75% per annum based on the Company's leverage ratio, subject to adjustment in certain circumstances. Loans made under the Tranche B Term Loan Facility bear interest, at the Company's option, at: (i) a floating rate based upon the Alternate Base Rate plus 2.50% per annum; or (ii) the applicable Eurodollar Rate plus 3.50% per annum, subject to adjustment in certain circumstances. After giving effect to the application of the estimated net proceeds of the Offering, quarterly principal payments in respect of the Tranche A Term Loan Facility and the Tranche B Term Loan Facility will commence on December 31, 1997; from December 31, 1997 through June 30, 1998, the aggregate amount of such scheduled principal payments will be approximately $0.7 million per quarter and from September 30, 1998 through March 31, 2001, the aggregate amount of such scheduled principal payments will be approximately $1.3 million per quarter. In addition, the Company will be required to make quarterly interest payments on such indebtedness as described herein. Subject to the restrictions in the NationsBank Credit Agreement, the Company may incur additional indebtedness from time to time in the future in order to finance capital expenditures or acquisitions or for other purposes. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Recapitalization" and Notes 4 and 10 of Notes to Consolidated Financial Statements.

  The Company's indebtedness and its financial and other covenants under the NationsBank Credit Agreement will have several important effects on its future operations, including, without limitation, the following: (i) a portion of the Company's cash flow from operations must be dedicated to the payment of interest on and principal of its indebtedness and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, R&D, acquisitions, general corporate purposes or other purposes may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to business developments and changes in its industry and economic conditions generally.

CONTROL BY CERTAIN EXISTING SHAREHOLDERS

  Immediately after consummation of the Offering, the Centre Entities and THIN International will beneficially own or have voting control over approximately 54.7% and 14.5% of the total outstanding shares of Common Stock, respectively. Such concentration of ownership may have the effect of delaying or preventing certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the holders of the Common Stock might receive a premium on their shares over a prevailing market price. In addition, by virtue of ownership of a majority of the outstanding voting stock of the Company, the Centre Entities will be able to control all elections of directors as well as all other matters submitted to a vote of shareholders, including amendments to the certificate of incorporation, mergers and sales of substantially all assets, going private transactions and other extraordinary transactions. See "Principal Shareholders" and "Description of Capital Stock."

EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON THE VALUE OF THE COMMON STOCK

  Upon completion of the Offering, the Company will have 20,402,404 shares of Common Stock outstanding. Of those shares, the 6,000,000 shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act, in which case such shares will be subject to the resale limitations of Rule 144. The remaining 14,402,404 shares of Common Stock were issued by the Company in private transactions prior to the Offering and are "restricted securities" as that term is defined in Rule 144 and may not be sold unless they are registered or unless an exemption from registration, such as the exemptions under Rule 144, is available. The Company believes that THIN International may be eligible to sell its shares of Common Stock after the termination of the 180-day holding period described below under "Underwriting." The holders of shares of Common Stock at the time of the Offering, including the Centre Entities and THIN International, have certain registration rights relating thereto. In addition, options have been issued under the Company's Stock Option Plan which will become exercisable at various times and under various circumstances in the future for the purchase of up to approximately 1,742,834 shares of Common Stock.

  The Centre Entities, THIN International and the Company's officers and directors who are shareholders of the Company and who, immediately following the Offering collectively will beneficially own an aggregate of 14,402,404 shares of Common Stock, as well as the Company, have agreed not to offer, sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days from the date of this Prospectus. See "Underwriting."

  Because there has been no public market for shares of Common Stock, the Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could have a material adverse effect on the market price of the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities. See "Management--Stock Option Plan," "Certain Transactions," "Recapitalization," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

EFFECT OF CERTAIN CHARTER PROVISIONS ON THE VALUE OF THE COMMON STOCK

  Effective upon the consummation of the Offering, the Board of Directors of the Company will be classified into three classes, each of which will serve for three years, with one class being elected each year. In addition, the Board of Directors is empowered to issue, without shareholder action, preferred stock having the terms designated by the Board of Directors. The structure of the Board of Directors and the existence of this "blank check preferred" could render more difficult an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of Common Stock and could adversely affect the rights and powers, including voting rights, of the holders of Common Stock. See "Description of Capital Stock."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF COMMON STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active or liquid trading market for the Common Stock will develop or be sustained. Although the Representatives of the Underwriters have advised the Company that they currently intend to make a market in the Common Stock, they are not obligated to do so and may discontinue such market at any time. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the Selling Shareholder and the Representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results, could have a significant impact on the future price of the Common Stock. In addition, in recent years, the equity market has experienced extreme price and volume fluctuations that have affected the market price for many growth companies and that frequently have been unrelated to the operating performance of those companies. Such market fluctuations may materially and adversely affect the market price of the Common Stock. See "Underwriting" and "Management--Stock Option Plan."

DILUTION TO PURCHASERS OF COMMON STOCK

  Investors purchasing shares of Common Stock in the Offering will incur immediate dilution of $16.58 in tangible net worth per share of Common Stock from the initial public offering price. See "Dilution."

CERTAIN BENEFITS TO EXISTING SECURITY HOLDERS

  After giving effect to the Offering, the existing shareholders of the Company will benefit from an immediate decrease of $4.49 in the deficit in tangible net worth per share of Common Stock. The existing shareholders will also benefit from the reduction in the Company's leverage as a result of the application of certain of the estimated net proceeds from the Offering to the repayment of a significant portion of the outstanding indebtedness of the Company. In addition, approximately $23.3 million of the net proceeds of the Offering will be used to satisfy certain obligations to existing security holders, including $19.3 million to satisfy the obligation to make the Contingent Payment to THIN International and approximately $4.0 million to fund the Warrant Payment to NationsBridge. If the Underwriters exercise their over-allotment option in full, THIN International also would sell 900,000 shares of Common Stock in the Offering. Furthermore, the existing shareholders will benefit from the completion of the Drop Down Transaction when the pledge of the outstanding shares of Common Stock currently pledged by the existing shareholders in support of the Company's Senior Bank Debt is released in accordance with the terms of the pledge in substitution for a pledge of the shares of capital stock of the Drop Down Subsidiary. See "Dilution," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Recapitalization."

NO PRESENT INTENTION TO PAY DIVIDENDS; RESTRICTION ON ABILITY TO PAY DIVIDENDS

  The Company currently intends to retain all available funds to finance the operation and expansion of its business and therefore does not anticipate paying any dividends on the Common Stock in the foreseeable future. In addition, the NationsBank Credit Agreement prohibits the payment of any dividends in respect of the Common Stock. See "Dividend Policy."

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of 6,000,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $15.00 per share, after deducting the assumed underwriting discount and estimated offering expenses, are estimated to be $82.1 million. The Company intends to use such estimated net proceeds in the following order of priority: (i) $40.4 million will be used to repay the Bridge Notes, including accrued and unpaid interest thereon, issued in connection with the Recapitalization; (ii) $1.3 million will be used to pay NationsBridge a fee in connection with the repayment of the Bridge Notes; (iii) $19.3 million will be used to satisfy the obligation to make the Contingent Payment to THIN International; (iv) approximately $4.0 million will be used to fund the Warrant Payment to NationsBridge; and (v) $17.1 million will be used to repay a portion of the $69.8 million of Senior Bank Debt outstanding under the NationsBank Credit Agreement entered into in connection with the Recapitalization, including $7.3 million of the $29.8 million in outstanding indebtedness under the Tranche A Term Loan Facility and $9.8 million of the $40.0 million in outstanding indebtedness under the Tranche B Term Loan Facility.

  Pursuant to the Recapitalization, the Bridge Notes were issued by the Company in an aggregate principal amount of $40.0 million on July 31, 1996. The Bridge Notes mature on July 31, 2004 and bear interest at an effective rate of 13.3%, subject to adjustment in certain circumstances. If the Bridge Notes are outstanding on December 30, 1996, $10.0 million in principal amount of the Bridge Notes will automatically be exchanged for senior preferred stock of the Company and $5.0 million in principal amount of the Bridge Notes will automatically be exchanged for junior convertible preferred stock of the Company. At that time, NationsBridge will have the option of selling the junior convertible preferred stock to the Centre Entities.

  In addition, pursuant to the Recapitalization, the Senior Bank Debt was incurred by the Company in the aggregate principal amount of $76.0 million under the NationsBank Credit Agreement on July 31, 1996. The Senior Bank Debt included $30.0 million of the Tranche A term loan facility provided for thereunder (the "Tranche A Term Loan Facility"), $40.0 million of the Tranche B term loan facility provided for thereunder (the "Tranche B Term Loan Facility") and $6.0 million of the $15.0 million revolving credit facility provided for thereunder (the "NationsBank Revolving Credit Facility"). The NationsBank Credit Agreement provides that the Tranche A Term Loan Facility and the NationsBank Revolving Credit Facility mature on July 31, 2002, and the Tranche B Term Loan Facility matures on July 31, 2003. Loans made under the Tranche A Term Loan Facility and the NationsBank Revolving Credit Facility bear interest, at the Company's option, at: (i) a floating rate based upon the Alternate Base Rate (defined as the higher of the prime rate of the Senior Agent under the NationsBank Credit Agreement and the federal funds rate as adjusted plus 0.50%) plus an applicable margin of 1.25% to 1.75% per annum based on the Company's leverage ratio; or (ii) the applicable Eurodollar Rate for one, two, three or six months, plus an applicable margin of 2.25% to 2.75% per annum based on the Company's leverage ratio, subject to adjustment in certain circumstances. Loans made under the Tranche B Term Loan Facility bear interest, at the Company's option, at: (i) a floating rate based upon the Alternate Base Rate plus 2.50% per annum; or (ii) the applicable Eurodollar Rate plus 3.50% per annum, subject to adjustment in certain circumstances. See "Recapitalization" and Notes 4 and 10 of Notes to Consolidated Financial Statements.

  In connection with the repayment of the Bridge Notes and a portion of the Senior Bank Debt, the Company will incur an extraordinary loss of approximately $3.6 million, net of income taxes. Such extraordinary loss will be recorded in the period in which the Offering is completed. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Extraordinary Loss."

  If the Underwriter's over-allotment option is exercised in full, at an assumed initial public offering price of $15.00 per share the proceeds to be received by the Selling Shareholder from the sale of the 900,000 shares of Common Stock offered by the Selling Shareholder, after deducting the assumed underwriting discount, will be $12.6 million. The Company will not receive any of the proceeds from the sale of the over-allotment shares of Common Stock offered by the Selling Shareholder.

                                DIVIDEND POLICY

  The Company currently intends to retain any earnings to finance operations and expansion and, therefore, does not anticipate paying any dividends on the Common Stock in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company and will depend upon the Company's earnings, capital requirements, financial condition, level of indebtedness and other factors deemed relevant by the Board of Directors. The NationsBank Credit Agreement prohibits the payment of any dividends in respect of the Common Stock.

                                CAPITALIZATION

  The following unaudited table sets forth the current maturities of long-term debt and the capitalization of the Company: (i) at September 30, 1996; and
(ii) pro forma for the application of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby. See "Use of Proceeds."

                                                        SEPTEMBER 30, 1996
                                                    ---------------------------
                                                     ACTUAL   PRO FORMA (1)
                                                    --------  -------------
                                                          (IN THOUSANDS)
Current maturities of long-term debt............... $  3,075    $     --
                                                    ========    =========
Long-term debt, less current maturities............ $105,795    $  52,724
                                                    --------    ---------
Stockholders' equity:
  Preferred Stock, $.10 par value; 200,000 shares
   authorized, no shares issued and outstanding....      --           --
  Class A Common Stock, $0.000006 par value;
   68,060,000 shares authorized, 14,402,404 shares
   issued and outstanding actual (20,402,404 shares
   issued and outstanding pro forma) (1)...........      --           --
  Class B Non-voting Common Stock, $0.000006 par
   value: 2,200,000 shares authorized, no shares
   issued and outstanding..........................      --           --
  Additional paid-in capital (1)(2)................   36,991      119,091
  Warrants (3).....................................      930          --
  Accumulated earnings (deficit) (4)............... (125,353)    (151,316)
  Cumulative translation adjustment................      (12)         (12)
                                                    --------    ---------
    Total stockholders' equity (deficit)...........  (87,444)     (32,237)
                                                    --------    ---------
      Total capitalization......................... $ 18,351    $  20,487
                                                    ========    =========

--------
(1) Pro forma Common Stock includes the 6,000,000 shares of Common Stock to be sold by the Company in the Offering at an assumed initial public offering price of $15.00 per share less the assumed underwriting discount and estimated offering expenses.
(2) Pro forma additional paid-in capital includes the proceeds from the Offering, net of the underwriting discount and estimated offering expenses, as follows:

                                                                   ADDITIONAL
                                                                 PAID-IN CAPITAL
                                                                 ---------------
      Balance at September 30, 1996, actual.....................    $ 36,991
      Proceeds from the Offering, net...........................      82,100
                                                                    --------
      Balance at September 30, 1996, pro forma..................    $119,091
                                                                    ========

(3) Warrants represent the fair value of the NationsBridge Warrants for 288,434 shares of Common Stock. The NationsBridge Warrants will be canceled upon payment of the Warrant Payment from the net proceeds of the Offering. See "Recapitalization" and Notes 4 and 10 of Notes to Consolidated Financial Statements.
(4) Pro forma accumulated earnings (deficit) includes the following:

                                                                    ACCUMULATED
                                                                      DEFICIT
                                                                    -----------
      Balance at September 30, 1996, actual........................  $(125,353)
      Fee in connection with repayment of the Bridge Notes.........     (1,300)
      Elimination of a portion of capitalized debt financing
       costs.......................................................     (3,391)
      Elimination of discount on Bridge Notes due to the
       NationsBridge Warrants......................................       (930)
      Income tax benefit on above items............................      2,052
      Payment to THIN International to satisfy the Contingent Pay-
       ment, reflected as additional payment for the reacquisition and subsequent cancellation of shares from THIN
       International...............................................    (19,300)
      Payment to NationsBridge for settlement of NationsBridge
       Warrants in excess of the recorded basis....................     (3,094)
                                                                     ---------
      Balance at September 30, 1996, pro forma.....................  $(151,316)
                                                                     =========

  The fee in connection with the repayment of the Bridge Notes, the eliminated portion of capitalized debt financing costs, and the eliminated discount on Bridge Notes due to the NationsBridge Warrants included above will be recorded as extraordinary items, net of tax, in the Company's consolidated statements of income upon completion of the Offering. The payment to NationsBridge for settlement of the NationsBridge Warrants in excess of the recorded basis for such warrants will be recorded directly to accumulated deficit.

                                   DILUTION

  As of September 30, 1996, the Company had a deficit in tangible net worth of approximately $(87.4) million, or $(6.07) per share of Common Stock. Tangible net worth per share represents the difference between total tangible assets and total liabilities of the Company divided by the total number of shares of Common Stock outstanding at September 30, 1996 (excluding shares issuable upon the exercise of the NationsBridge Warrants to purchase 288,434 shares of Common Stock). Tangible net worth and number of shares of Common Stock include the 1.66-for-one stock split effected on November 1, 1996. After giving effect to the Offering and the application of the estimated net proceeds therefrom, the deficit in tangible net worth of the Company at September 30, 1996 would have been approximately $(32.2) million or $(1.58) per share. This represents an immediate decrease in the deficit in tangible net worth of $4.49 per share to existing shareholders and an immediate dilution of $16.58 per share to purchasers of Common Stock in the Offering. The following table illustrates such dilution:

   Assumed initial public offering price per share.....                 $15.00
     Tangible net worth per share as of September 30,
      1996.............................................         $(6.07)


   Change in tangible book value per share attributable
    to:
     6,000,000 shares being sold by the Company in the
      Offering.........................................  $5.63
     $19.3 million contingent payment to THIN
      International....................................   (.94)
     $4.0 million payment to NationsBridge in
      connection with the NationsBridge Warrants.......   (.20)
                                                         -----
   Net increase in tangible net worth per share
    attributable to new investors......................           4.49
                                                                ------
   Pro forma tangible net worth per share after giving
    effect to the Offering.............................                  (1.58)
                                                                        ------
   Dilution per share to new investors.................                 $16.58
                                                                        ======

  Exercise of the Underwriters' over-allotment option will not have an effect on dilution to new investors since such shares will be sold by an existing shareholder.

  The foregoing computations assume no exercise of stock options prior to the consummation of the Offering. The Company has reserved 2,490,000 shares for issuance under its Stock Option Plan. It is anticipated that options to purchase an aggregate of 1,742,834 shares of Common Stock at an exercise price of approximately $3.25 per share will be outstanding as of the effective date of the Offering. If all such stock issuances and such options had been exercised (using the treasury stock method) at September 30, 1996, the deficit pro forma net tangible book value per share after completion of the Offering would have been $(1.22), representing an immediate decrease in the deficit in pro forma tangible net worth of $4.85 per share attributable to the Offering and an immediate dilution to new investors of $16.22 per share. See "Management--Stock Option Plan," "Certain Transactions" and Note 5 of Notes to Consolidated Financial Statements.

  The following table sets forth, on a pro forma basis as of September 30, 1996, the difference between the total consideration and the average price paid by the existing shareholders for their shares of the Company's Common Stock and that paid by the purchasers of shares offered by the Company in the Offering.

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ -------------------- AVERAGE PRICE
                              NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ------------ ------- -------------
   Existing shareholders... 14,402,404   70.6% $ 36,991,000   29.1%    $ 2.57
   New investors...........  6,000,000   29.4    90,000,000   70.9      15.00
                            ----------  -----  ------------  -----     ------
       Total............... 20,402,404  100.0% $126,991,000  100.0%    $ 6.22
                            ==========  =====  ============  =====     ======

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial data of the Company for each of the last five years set forth below have been derived from the Company's consolidated financial statements for each of the fiscal years in the five-year period ended March 31, 1996, which financial statements have been audited by Arthur Andersen LLP in the case of the fiscal years ended March 31, 1995 and 1996 and Price Waterhouse LLP in the case of the fiscal years ended March 31, 1992, 1993 and 1994. The selected historical financial data as of and for the six months ended September 30, 1995 and 1996 have been derived from the unaudited financial statements of the Company, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the six-month period ended September 30, 1996 are not necessarily indicative of the operating results that may be expected for the Company's fiscal 1997. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth below and the financial statements of the Company included elsewhere in this Prospectus and referred to in the "Index to Financial Statements" (together with the notes and other reports relating to such financial statements).

                                                                         SIX MONTHS
                                FISCAL YEAR ENDED MARCH 31,          ENDED SEPTEMBER 30,
                          -----------------------------------------  --------------------
                           1992    1993     1994     1995    1996      1995       1996
                          ------- -------  -------  ------- -------  ---------  ---------
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $12,324 $14,049  $20,534  $29,164 $65,439    $27,089  $  39,138
Cost of revenues........    5,039   5,773    9,651   14,230  30,902     14,204     17,980
                          ------- -------  -------  ------- -------  ---------  ---------
Gross profit............    7,285   8,276   10,883   14,934  34,537     12,885     21,158
                          ------- -------  -------  ------- -------  ---------  ---------
Operating expenses:
 Selling, general and
  administrative ex-
  penses................    3,640   4,606    6,066    8,169  12,087      5,367      7,513
 Research and develop-
  ment expenses.........    1,615   2,227    2,048    2,296   2,781      1,242      1,831
 Depreciation and amor-
  tization..............      217     312      297      330     386        196        203
                          ------- -------  -------  ------- -------  ---------  ---------
  Total operating ex-
   penses...............    5,472   7,145    8,411   10,795  15,254      6,805      9,547
                          ------- -------  -------  ------- -------  ---------  ---------
Operating income........    1,813   1,131    2,472    4,139  19,283      6,080     11,611
Interest income (ex-
 pense), net............       14     (50)     (98)      12     165         35     (1,833)
Nonrecurring recapitali-
 zation expenses........      --      --       --       --      --         --      (1,120)
Other income (expense),
 net....................      --      --      (126)      66     (93)       (27)       (39)
                          ------- -------  -------  ------- -------  ---------  ---------
Income before income
 taxes..................    1,827   1,081    2,248    4,217  19,355      6,088      8,619
Provision for income
 taxes (1)..............      553     270      730    1,387   6,565      2,126      3,281
                          ------- -------  -------  ------- -------  ---------  ---------
Net income..............  $ 1,274 $   811  $ 1,518  $ 2,830 $12,790  $   3,962  $   5,338
                          ======= =======  =======  ======= =======  =========  =========
Net income per share
 (2)....................    $0.08   $0.05    $0.09    $0.18   $0.80      $0.25      $0.33
                          ======= =======  =======  ======= =======  =========  =========
Weighted average common
 shares (2).............   16,055  16,055   16,055   16,055  16,055     16,055     16,055
PRO FORMA STATEMENT OF OPERATIONS DATA: (3)
Operating income.........................................   $19,283               $11,611
Income before income taxes...............................    13,745                 9,082
Net income...............................................   $ 9,082             $   5,767
                                                            =======             =========
Net income per share.....................................     $0.42                 $0.26
                                                            =======             =========
Shares used in computation (4)...........................    21,767                21,767

                                      MARCH 31,                SEPTEMBER 30,
                         ----------------------------------- -------------------
                                                                       PRO FORMA
                          1992   1993   1994   1995   1996     1996    1996 (5)
                         ------ ------ ------ ------ ------- --------  ---------
BALANCE SHEET DATA:
Working capital......... $2,536 $3,207 $4,784 $7,657 $20,216 $ 10,859  $ 16,386
Total assets............  5,280  8,036 12,108 16,817  33,820   34,628    33,289
Total debt, including
 current maturities.....    --   1,189    876    --      --   108,870    52,724
Stockholders' equity
 (deficit)..............  3,195  4,006  5,524  8,484  21,262  (87,444)  (32,237)

                 Footnotes to Selected Financial Data appear on following page.

Footnotes to Selected Financial Data.

--------
(1) Provision for income taxes for fiscal 1992 and 1993 was calculated in accordance with Accounting Principles Bulletin No. 11. Subsequent to fiscal 1993 the Company adopted Statement of Financial Accounting Standards No. 109.

(2) Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices below the expected public offering price during the 12-month period prior to the Company's expected initial public offering have been included in the calculation of weighted average common shares as if they were outstanding for all periods prior to the Offering, regardless of whether they are dilutive. Accordingly, the weighted average common shares for all periods presented reflects: (i) the issuance of shares to the Centre Entities and the repurchase of shares from THIN International pursuant to the Recapitalization; (ii) all shares issuable upon exercise of stock options granted (using the treasury stock method); (iii) 288,434 shares issuable upon exercise of the NationsBridge Warrants; (iv) all shares granted to management within 12 months of the Offering; and (v) all shares purchased by management within 12 months of the Offering.

(3) Pro forma statement of operations data give effect to the Recapitalization, the consummation of the Offering and the application of the net proceeds from the Offering after deducting the assumed underwriting discount and estimated offering expenses as if they occurred at the beginning of the respective period. Adjustments to the historical statement of operations data represent the net effect of: (i) interest on borrowings under the Senior Bank Debt at effective interest rates of 8.4% to 9.1% representing interest rates in effect at the time of the Recapitalization and the Bridge Notes at an average effective interest rate of 13.3% and amortization of related deferred financing costs; (ii) elimination of interest and amortization of deferred financing costs due to repayment of the Bridge Notes and repayment of a portion of the Senior Bank Debt; and (iii) the effect of the pro forma adjustments on the provision for income taxes. The effect of the nonrecurring recapitalization expenses and the extraordinary loss on the early extinguishment of debt as a result of the repayment of the Bridge Notes and repayment of a portion of the Senior Bank Debt have not been included in the pro forma statement of operations data as the nonrecurring recapitalization expenses and the extraordinary loss are assumed to occur immediately prior to the period presented. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Extraordinary Loss," "Recapitalization" and Notes 4 and 10 of Notes to Consolidated Financial Statements.

(4) Shares used in computation include the effect of 6,000,000 shares of Common Stock issued and sold by the Company as part of the Offering and 1,365,220 shares of Common Stock issuable upon the exercise of outstanding options (net of 377,614 shares assumed to be repurchased by the Company using the treasury stock method). See "Use of Proceeds," "Management," "Certain Transactions," "Recapitalization" and Note 5 of Notes to Consolidated Financial Statements.

(5) Pro forma balance sheet data give effect to the consummation of the Offering and the application of the proceeds from the Offering after deducting the assumed underwriting discount and estimated offering expenses as if they had occurred on the balance sheet date. See "Use of Proceeds," "Capitalization," "Recapitalization" and Notes 5 and 10 of Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is the leading worldwide producer of interactive simulation systems designed to provide training in the handling and use of small and supporting arms. The Company has focused its sales efforts primarily in the U.S. and international military and law enforcement market and more recently has begun to sell simulation training systems in the hunter and sports training component of the market. Since fiscal 1992, the Company's revenues and operating income have grown to $65.4 and $19.3 million, respectively, representing five-year historical compound annual growth rates of 51.8% and 80.6%, respectively.

  The Company derives most of its revenues from the sale of its products, which include simulators, simulated firearms, scenarios, software and auxiliary equipment, and certain additional revenues from service operations. The Company receives purchase commitments for its products and services from its customers largely through purchase orders and short- and long-term contracts principally with governmental entities. Sales revenues are recognized primarily upon shipment with advanced billings related to contracts recorded as deferred revenue and recognized primarily as units are delivered. Service revenues are comprised of revenues from individual purchase orders, which are recognized as services are provided, and revenues from extended service contracts, which are recognized over the life of the service contracts.

  Although the Company sells its products and services to a large number of military and law enforcement agencies in the U.S. and internationally, the top five customers accounted for approximately 67.4%, 71.3% and 71.9% of the Company's revenues in fiscal 1996, 1995 and 1994, respectively. A significant increase or decrease in demand by a large customer could have a substantial effect on the Company's revenues, and revenues from any one customer can vary materially from period to period. In addition, although the Company has experienced an increased demand for its products in recent years despite decreases in general levels of defense spending, a significant decrease in the overall level or allocation of defense spending in the U.S. or other countries could have a material adverse effect on the Company's future results of operations and financial condition. A significant portion of the Company's sales are also made to customers located outside the U.S., primarily in Europe and Asia. During fiscal 1996, 1995 and 1994, approximately 43.3%, 66.3% and 66.1%, respectively, of the Company's revenues were derived from sales to international customers. The Company expects that sales to international customers will continue to account for a significant percentage of future revenues, as the worldwide acceptance for simulation-based training systems continues to grow. Certain of the Company's international sales are denominated in foreign currencies. The Company does not currently hedge these foreign currency transactions, since it believes its exposure to foreign exchange rate fluctuations is not material. See "Risk Factors--Significant Variability in Quarterly Results," "--Customer Concentration; Reliance on Certain Key Contracts," "--Reliance on and Risks Associated with Government Contracts and Regulations," "--Reliance on and Risks Associated with International Sales," "Business--Customers" and Note 7 of Notes to Consolidated Financial Statements.

  Cost of revenues generally includes materials, direct labor, overhead and other direct costs. Operating expenses include selling, general and administrative expenses, R&D expenses and depreciation and amortization. Selling, general and administrative expenses consist primarily of salaries, wages, benefits, international agents' commissions and marketing expenses. R&D expenses are largely comprised of salaries, wages, benefits, prototype equipment and project supplies. The Company expenses all R&D costs in the period in which they are incurred and has funded all of its R&D efforts over the past 12 years through internally generated funds.

U.S. Marine Corps Contract

  In August 1994, through competitive bidding, the Company was awarded a fixed-price contract ("Contract 2014") with the U.S. Marine Corps for the supply of small and supporting arms simulators. This contract also contains provisions which have enabled purchases under the contract of firearms simulators by the U.S. Army. The total initial contract amount was $16.1 million, and options exercised and contract modifications made have increased that amount by a total of $51.8 million through September 30, 1996. Deliveries under Contract 2014 commenced in the fourth quarter of fiscal 1995 and totalled $34.9 million through September 30, 1996. At such date, unexercised options to purchase additional simulators through September 30, 1999 amounted to approximately $46 million. Future shipments under Contract 2014 could be adversely affected by a variety of factors, including changes in training or purchasing priorities, a significant decrease in the general level of defense spending and the unique aspects of the government procurement process. Any termination of Contract 2014 or a failure to exercise existing options in the future may have a material adverse effect on the Company's future results of operations and financial condition. See "Risk Factors-- Customer Concentration; Reliance on Certain Key Contracts," "--Reliance on and Risks Associated with Government Contracts and Regulations," "Business-- Customers" and "--Government Contracts and Regulation."

Backlog

  Backlog represents customer orders that have been contracted for future delivery. Accordingly, these orders have not yet been recognized as revenue, but represent potential revenue. As of September 30, 1996, the Company had a backlog of approximately $56.2 million, of which 67.9% and 31.0% are related to contracted orders from U.S. military and international customers, respectively. As of October 25, 1995, the Company had a backlog of approximately $25.2 million. Contracts with U.S. and other governments may generally be terminated by the customer in whole or in part for default or its convenience if such termination would be in the best interest of the customer. Accordingly, there can be no assurance that the Company's backlog will result in future revenues. However, these contracts generally provide for reimbursement of costs incurred through date of termination.

Recapitalization

  In connection with the Recapitalization on July 31, 1996, the Company: (i) issued shares of its Common Stock to the Centre Entities for $36.0 million in cash; (ii) issued $40.0 million in Bridge Notes to NationsBridge and agreed to issue to NationsBridge warrants for shares of Common Stock as described herein; (iii) borrowed a total of $76.0 million under the NationsBank Credit Agreement; (iv) repurchased certain shares of its Common Stock from THIN International for $151.9 million in cash; and (v) agreed to make the Contingent Payment in cash or shares of Common Stock to THIN International if certain trigger events occur. In connection with the Recapitalization, the Company also sold certain shares and granted certain options to members of management on September 18, 1996. In addition, the Company's Common Stock was split 100,000-for-one on July 30, 1996 and was split 1.66-for-one on November 1, 1996. All references to Common Stock data in this Prospectus have been restated to reflect both stock splits. See "Management," "Certain Transactions" and "Recapitalization."

  The Company's indebtedness and the related covenants will have several important effects on its future operations, including, but not limited to, the following: (i) a portion of the Company's cash flow from operations must be dedicated to the payment of interest on and principal of its indebtedness and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, R&D, acquisitions, general corporate purposes or other purposes may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to business developments and changes in its industry and economic conditions generally. See "Risk Factors--Effects of Company's Leverage."

Extraordinary Loss

  Of the $82.1 million of net proceeds expected from the Offering, after deducting the underwriting discount and estimated offering expenses, $40.4 million will be used to repay the Bridge Notes, including accrued and unpaid interest thereon. In addition, the Company will pay a $1.3 million fee to NationsBridge in connection with the repayment. This fee along with the write-off of unamortized deferred financing costs and debt discount will result in an extraordinary loss of approximately $3.6 million, net of taxes. This extraordinary loss will be recognized at the time the Bridge Notes are repaid in connection with the completion of the Offering, which is expected to occur in the three months ending December 31, 1996. See "Use of Proceeds."

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of gross revenues for the periods indicated:

                                                                  SIX MONTHS
                                                                     ENDED
                                             FISCAL YEAR ENDED     SEPTEMBER
                                                 MARCH 31,            30,
                                             -------------------  ------------
                                             1994   1995   1996   1995   1996
                                             -----  -----  -----  -----  -----
Revenues.................................... 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of revenues............................  47.0   48.8   47.2   52.4   45.9
                                             -----  -----  -----  -----  -----
Gross profit................................  53.0   51.2   52.8   47.6   54.1
                                             -----  -----  -----  -----  -----
Operating expenses:
 Selling, general and administrative
  expenses..................................  29.6   28.0   18.5   19.8   19.2
 Research and development expenses..........  10.0    7.9    4.2    4.6    4.7
 Depreciation and amortization..............   1.4    1.1    0.6    0.7    0.5
                                             -----  -----  -----  -----  -----
   Total operating expenses.................  41.0   37.0   23.3   25.1   24.4
                                             -----  -----  -----  -----  -----
Operating income............................  12.0   14.2   29.5   22.5   29.7
Interest income (expense), net..............  (0.5)   0.1    0.2    0.1   (4.7)
Nonrecurring recapitalization expenses......   --     --     --     --    (2.9)
Other income (expense), net.................  (0.6)   0.2   (0.1)  (0.1)  (0.1)
                                             -----  -----  -----  -----  -----
Income before income taxes..................  10.9   14.5   29.6   22.5   22.0
Provision for income taxes..................   3.5    4.8   10.1    7.9    8.4
                                             -----  -----  -----  -----  -----
Net income..................................   7.4%   9.7%  19.5%  14.6%  13.6%
                                             =====  =====  =====  =====  =====

SIX MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 1995

  Revenues. Revenues increased $12.0 million, or 44.5%, to $39.1 million for the six months ended September 30, 1996 as compared to $27.1 million for the six months ended September 30, 1995. This increase was due to strong growth in sales throughout the Company's market. Sales to U.S. military customers increased by $7.6 million, or 55.8%, primarily due to increased sales to the U.S. Marine Corps under Contract 2014. In addition, sales to international customers increased $2.9 million, or 26.4%, primarily due to increased sales to Italian law enforcement agencies and increased deliveries under the Netherlands Army contract. Sales to U.S. law enforcement agencies increased by $1.1 million, or 45.8%, primarily due to increased sales to two existing federal law enforcement customers. The six months ended September 30, 1996 also included approximately $667,000 in sales to hunter and sports training customers as compared to $200,000 for the six months ended September 30, 1995.

  Cost of Revenues. Cost of revenues increased $3.8 million, or 26.6%, to $18.0 million for the six months ended September 30, 1996 compared to $14.2 million for the six months ended September 30, 1995. As a percentage of revenues, cost of revenues decreased to 45.9% for the six months ended September 30, 1996 as compared to 52.4% for the six months ended September 30, 1995. This decrease was a result of a decrease in materials as a percentage of revenues due to product mix changes which were partially offset by lower gross margins on sales to U.S. military customers. In addition, labor and overhead costs as a percentage of revenues decreased as a result of spreading such costs over a substantially higher revenue base.

  Gross Profit. As a result of the foregoing, gross profit increased $8.3 million, or 64.2%, to $21.2 million, or 54.1% of revenues, for the six months ended September 30, 1996 as compared to $12.9 million, or 47.6% of revenues, for the six months ended September 30, 1995.

  Total Operating Expenses. Total operating expenses increased $2.7 million, or 40.3%, to $9.5 million for the six months ended September 30, 1996 compared to $6.8 million for the six months ended September 30, 1995. Total operating expenses as a percentage of revenues decreased to 24.4% for the six months ended

September 30, 1996 from 25.1% for the six months ended September 30, 1995 primarily due to operating leverage that enabled the Company to spread its fixed costs over a larger revenue base. Accordingly, selling, general and administrative expenses declined as a percentage of revenues to 19.2% for the six months ended September 30, 1996 from 19.8% for the six months ended September 30, 1995. R&D expenses increased 47.4% from September 30, 1995 to September 30, 1996 due to continued efforts in developing new and improving existing products. R&D expenses as a percentage of revenues increased to 4.7% for the six months ended September 30, 1996 from 4.6% for the same period of the prior year.

  Operating Income. As a result of the foregoing, operating income increased $5.5 million, or 91.0%, to $11.6 million, or 29.7% of revenues, for the six months ended September 30, 1996 as compared to $6.1 million, or 22.5% of revenues, for the six months ended September 30, 1995.

  Other Income (Expense), Net. Net interest expense totaled $1.8 million, or 4.7% of revenues for the six months ended September 30, 1996 as compared to net interest income of $35,000 for the six months ended September 30, 1995. The increase in interest expense is a result of interest expense and amortization of deferred financing costs related to debt incurred in connection with the Recapitalization on July 31, 1996. Other income (expense), net also includes a nonrecurring charge of $1.1 million for expenses incurred in connection with the Recapitalization.

  Provision for Income Taxes. The effective tax rate increased to 38.1% of income before income taxes for the six months ended September 30, 1996 compared to 34.9% of income before taxes for the six months ended September 30, 1995. This increase was primarily attributable to the nonrecurring expenses incurred in connection with the Recapitalization, which are not deductible for income tax purposes.

  Net Income. As a result of the foregoing, net income as reported increased $1.3 million, or 34.7%, to $5.3 million ($0.33 per share), or 13.6% of revenues for the six months ended September 30, 1996 as compared to $4.0 million ($0.25 per share), or 14.6% of revenues for the six months ended September 30, 1995. If the nonrecurring charge related to the Recapitalization was excluded, reported net income for the six months ended September 30, 1996 would have been $6.5 million ($0.40 per share), or 16.5% of revenues, an increase of $2.5 million, or 63.0%, over the six months ended September 30, 1995.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO THE FISCAL YEAR ENDED MARCH 31,
1995

  Revenues. Revenues increased $36.2 million, or 124.4%, to $65.4 million for fiscal 1996 as compared to $29.2 million for fiscal 1995 as a result of increases in revenues throughout the Company's market. Approximately 65.5% of such increase was attributable to a $23.8 million increase in sales to the U.S. military. This increase in sales to the U.S. military was due to two new contracts awarded in August 1994. Deliveries under Contract 2014, which began in January 1995, accounted for a majority of the increase. As a result, fiscal 1996 reflected a full year of deliveries under this contract while fiscal 1995 reflected approximately two months of deliveries. The second contract was with the U.S. Marine Corps Reserves under which deliveries began in October 1995. Fiscal 1996 reflected six months of deliveries under this contract while fiscal 1995 reflected no deliveries. In addition, approximately 24.8% of the overall increase in revenues was attributable to an increase in sales to international customers of $9.0 million, or 46.5%, primarily due to deliveries under contracts with the Royal Netherlands Army and two international law enforcement agencies. The increase in international sales was partially offset by reductions in deliveries to the British Ministry of Defense, the Singapore Army and the Swiss Army. Sales to law enforcement agencies also increased by $2.9 million, or 64.3%, primarily due to significant deliveries to two existing federal law enforcement customers beginning in the second quarter of fiscal 1996. Fiscal 1996 also included approximately $573,000 in sales to hunter and sports training customers.

  Cost of Revenues. Cost of revenues increased $16.7 million, or 117.2%, to $30.9 million for fiscal 1996 as compared to $14.2 million for fiscal 1995. As a percentage of revenues, cost of revenues decreased to 47.2% for fiscal 1996 as compared to 48.8% for fiscal 1995. The decrease was primarily the result of spreading labor and overhead costs over a substantially higher revenue base. This decline in labor and overhead costs as a percentage of revenues was partially offset by an increase in materials as a percentage of revenues due to lower gross margins from the two new U.S. military contracts.

  Gross Profit. As a result of the foregoing, gross profit increased $19.6 million, or 131.3%, to $34.5 million, or 52.8% of revenues, for fiscal 1996 as compared to $14.9 million, or 51.2% of revenues, for fiscal 1995.

  Total Operating Expenses. Total operating expenses increased by $4.5 million, or 41.3%, to $15.3 million for fiscal 1996 as compared to $10.8 million for fiscal 1995. Total operating expenses as a percentage of revenues decreased to 23.3% for fiscal 1996 from 37.0% for fiscal 1995 which resulted from operating leverage that enabled the Company to spread its fixed costs over a larger revenue base. Accordingly, selling, general and administrative expenses declined as a percentage of revenues to 18.5% for fiscal 1996 from 28.0% for fiscal 1995. R&D expenses increased 21.1% from fiscal 1995 to fiscal 1996 due to continued efforts in developing new and improving existing products. However, R&D expenses as a percentage of revenues decreased to 4.2% in fiscal 1996 from 7.9% in fiscal 1995.

  Operating Income. As a result of the foregoing, operating income increased $15.2 million, or 365.9%, to $19.3 million, or 29.5% of revenues, for fiscal 1996 as compared to $4.1 million, or 14.2% of revenues, for fiscal 1995.

  Other Income (Expense), Net. Other income decreased $6,000, or 7.7%, to $72,000 for fiscal 1996 as compared to $78,000 for fiscal 1995.

  Provision for Income Taxes. The effective tax rate increased to 33.9% of income before income taxes for fiscal 1996 as compared to 32.9% of income before income taxes for fiscal 1995. This increase was primarily attributable to the increase in the federal tax rate at the Company's current taxable income level to 35.0% for fiscal 1996 as compared to 34.0% for fiscal 1995. The Company also benefited from the impact of R&D tax credits utilized, the effect of which was greater in fiscal 1995 than in fiscal 1996 due to the fact that the Company had lower taxable income in 1995. During fiscal 1996, the Company also began utilizing a foreign sales corporation which provided a permanent tax benefit related to international export sales.

  Net Income. As a result of the foregoing, net income increased $10.0 million, or 351.9%, to $12.8 million, or 19.5% of revenues, for fiscal 1996 as compared to $2.8 million, or 9.7% of revenues, for fiscal 1995.

FISCAL YEAR ENDED MARCH 31, 1995 COMPARED TO THE FISCAL YEAR ENDED MARCH 31,
1994

  Revenues. Revenues increased $8.7 million, or 42.0%, to $29.2 million for fiscal 1995 as compared to $20.5 million for fiscal 1994. Approximately 66.8% of such increase was the result of a significant increase in sales to international customers of $5.8 million, or 42.4%. A substantial portion of the increase in fiscal 1995 international sales was due to increased deliveries under the Company's British Ministry of Defense contract, which began in September 1993, as well as deliveries to the Singapore Army, Swiss Army and certain other international customers. In addition, approximately 21.6% of the overall increase in revenues was the result of an increase in sales to the U.S. military of $1.9 million, or 55.0%. Such increase in U.S. military sales was due to Contract 2014 awarded in August 1994 by the U.S. Marine Corps, on which deliveries began in the fourth quarter of fiscal 1995. Sales to law enforcement agencies in the U.S. also increased by $1.0 million, or 28.2%.

  Cost of Revenues. Cost of revenues increased $4.5 million, or 47.4%, to $14.2 million for fiscal 1995 as compared to $9.7 million for fiscal 1994. As a percentage of revenues, cost of revenues increased to 48.8% for fiscal 1995 as compared to 47.0% for fiscal 1994. Such increase was attributable to a significant increase in materials costs as a percentage of revenues which resulted from the lower gross margins from Contract 2014.

  Gross Profit. As a result of the foregoing, gross profit increased $4.0 million, or 37.2%, to $14.9 million, or 51.2% of revenues, for fiscal 1995 as compared to $10.9 million, or 53.0% of revenues, for fiscal 1994.

  Total Operating Expenses. Total operating expenses increased $2.4 million, or 28.3%, to $10.8 million for fiscal 1995 as compared to $8.4 million for fiscal 1994. Total operating expenses as a percentage of revenues decreased to 37.0% for fiscal 1995 as compared to 41.0% for fiscal 1994. This decrease primarily resulted from a decline in selling, general and administrative expenses as a percentage of revenues from 29.6% in fiscal 1994 to 28.0% in fiscal 1995, and a decline in R&D expenses as a percentage of revenues from 10.0% in fiscal 1994 to 7.9% in fiscal 1995. These decreases in percentage of revenues primarily resulted from operating leverage benefits.

  Operating Income. As a result of the foregoing, operating income increased $1.6 million, or 67.4%, to $4.1 million, or 14.2% of total revenues, for fiscal 1995 as compared to $2.5 million, or 12.0% of total revenues, for fiscal 1994.

  Other Income (Expense), Net. Other income increased $302,000 to $78,000 for fiscal 1995 as compared to an expense of $224,000 for fiscal 1994. This increase primarily resulted from a decrease in interest expense in fiscal 1995 compared to fiscal 1994 and foreign currency translation gains achieved in fiscal 1995.

  Provision for Income Taxes. The effective tax rate increased to 32.9% of income before income taxes for fiscal 1995 as compared to 32.5% of income before income taxes for fiscal 1994. Such increase was primarily attributable to the greater impact of the R&D tax credit utilized to reduce fiscal 1994 income tax expense.

  Net Income. As a result of the foregoing, net income increased $1.3 million, or 86.4%, to $2.8 million, or 9.7% of revenues, for fiscal 1995 as compared to $1.5 million, or 7.4% of revenues, for fiscal 1994.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited quarterly statements of operations data for each of the six quarters beginning April 1, 1995 and ending September 30, 1996. Such information, in the opinion of management, includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of that information. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                           QUARTER ENDED
                         ------------------------------------------------------
                                   FISCAL 1996                  FISCAL 1997
                         -----------------------------------  -----------------
                         JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30
                         -------  --------  -------  -------  -------  --------
                                      (IN THOUSANDS)
Revenues................ $13,976  $13,113   $23,784  $14,566  $13,734  $25,404
Gross profit............   7,030    5,855    13,524    8,128    7,173   13,985
Operating income........   3,297    2,783     9,287    3,916    3,323    8,288
Income before income
 taxes..................   3,305    2,783     9,291    3,976    3,488    5,131
Net income..............   2,182    1,780     6,111    2,717    2,215    3,123
                                           QUARTER ENDED
                         ------------------------------------------------------
                                   FISCAL 1996                  FISCAL 1997
                         -----------------------------------  -----------------
                         JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30
                         -------  --------  -------  -------  -------  --------
Revenues................   100.0%   100.0%    100.0%   100.0%   100.0%   100.0%
Gross profit............    50.3     44.7      56.9     55.8     52.2     55.1
Operating income........    23.6     21.2      39.0     26.9     24.2     32.6
Income before income
 taxes..................    23.6     21.2      39.1     27.3     25.4     20.2
Net income..............    15.6     13.6      25.7     18.7     16.1     12.3

  The Company's operations and related revenues and operating results historically have varied substantially from quarter to quarter, and the Company expects these variations to continue. Among the factors causing these variations have been the number, timing and scope of the Company's contracts and purchase orders, concentration of shipments under large orders and the uneven timing of receipt by the Company of necessary authorizations by governmental customers. See "Risk Factors--Significant Variability in Quarterly Results."

LIQUIDITY AND CAPITAL RESOURCES

  Prior to the Recapitalization, the Company's principal liquidity and capital needs were to fund working capital and capital expenditures necessary to support its growth. Net working capital was $10.9 million at September 30, 1996 and $20.2 million at March 31, 1996.

  The Company's operating activities generated cash of $5.0 million in the six months ended September 30, 1996 and $6.6 million, $2.0 million and $1.1 million in fiscal 1996, 1995 and 1994, respectively, due to higher levels of net income in those periods. Cash generated from operations in fiscal 1996, 1995 and 1994 was partially offset by increases in inventories in all three years and increases in accounts receivable in fiscal 1996 and 1994.

  The Company's investing activities used cash of $432,000 for the six months ended September 30, 1996 and $761,000, $191,000 and $405,000 in fiscal 1996,
1995 and 1994, respectively. The Company's use of cash for investing activities in those periods was due to capital expenditures. In fiscal 1996, the Company's capital expenditures were primarily for manufacturing equipment, commercial vehicles and certain computer equipment used in R&D and general administration.

  The Company's financing activities used cash of $876,000 to reduce outstanding borrowings under its line of credit in fiscal 1995. The Company borrowed $762,000 under its line of credit and repaid $1.1 million of its related-party notes payable in fiscal 1994. During the six months ended September 30, 1996, the Company used cash of $11.7 million in financing activities, primarily in connection with the Recapitalization, as described herein. See "Recapitalization."

  Prior to the Recapitalization described herein, the Company maintained a $6.0 million revolving credit facility with NationsBank, N.A. which was terminated in connection with the Recapitalization. In connection with the Recapitalization, the Company entered into the $85.0 million NationsBank Credit Agreement under which the Company borrowed an aggregate of $76.0 million in three components: (i) $6.0 million out of an available $15.0 million under the NationsBank Revolving Credit Facility, which matures July 31, 2002; (ii) $30.0 million of the Tranche A Term Loan Facility that requires quarterly principal payments ranging from $200,000 to $1.8 million, commencing September 30, 1996 and matures July 31, 2002; and (iii) $40.0 million of the Tranche B Term Loan Facility that requires quarterly principal payments ranging from $125,000 to $9.4 million, commencing December 31, 1996 and matures July 31, 2003. The NationsBank Revolving Credit Facility, the Tranche A Term Loan Facility and the Tranche B Term Loan Facility bear interest at variable rates, which were approximately 10.0%, 8.4% and 9.1%, respectively, at September 30, 1996. The borrowings under the NationsBank Credit Agreement are secured by: (i) substantially all of the Company's assets; (ii) a pledge of all of the then-issued Common Stock of the Company, which pledge will be released upon consummation of the Drop Down Transaction in substitution for a pledge of all the shares of the Drop Down Subsidiary; and (iii) a pledge of 65% of the capital stock of the Company's foreign subsidiaries. The Company also received $40.0 million from the sale of Bridge Notes to NationsBridge, which mature on July 31, 2004 and bear interest at an effective rate of 13.3%, payable quarterly. See "Risk Factors--Effects of Company's Leverage," "Recapitalization" and Notes 4 and 10 of Notes to Consolidated Financial Statements.

  The Company anticipates completing the Drop Down Transaction whereby all the operating assets of the Company will be contributed to the newly formed Drop Down Subsidiary. The NationsBank Credit Agreement requires the Company to use its best efforts to effect the Drop Down Transaction by December 31, 1996 and provides that on and after January 1, 1997, the interest rates on the Senior Bank Debt each will be increased by 0.25% until the Drop Down Transaction is completed. The Company currently anticipates consummation of the Drop Down Transaction by December 31, 1996. The purpose of the Drop Down Transaction is to effect the release of the pledge of the outstanding shares of Common Stock granted under the NationsBank Credit Agreement in connection with the Recapitalization in substitution for a pledge of the shares of capital stock of the Drop Down Subsidiary. Until the Drop Down Transaction occurs, the lenders under the NationsBank Credit Agreement will retain a pledge of all shares of Common Stock other than those offered hereby. The Drop Down Transaction will have no impact on the consolidated financial statements of the Company since the Drop Down Subsidiary is wholly-owned, and the financial covenants applicable to the Company and its subsidiaries will remain essentially unchanged. See "Recapitalization--Drop Down Transaction."

  The Company's indebtedness and the related covenants will have several important effects on its future operations, including, but not limited to, the following: (i) a portion of the Company's cash flow from operations must be dedicated to the payment of interest on and principal of its indebtedness and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, R&D, acquisitions, general corporate purposes or other purposes may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to business developments and changes in its industry and economic conditions generally.

  The Company plans to proceed with the Offering with the anticipation of raising approximately $82.1 million in net proceeds after deducting the underwriting discount and estimated offering expenses. The Company anticipates using the net proceeds to the Company to pay off the Bridge Notes, reduce the Senior Bank Debt and to fund the Contingent Payment and the Warrant Payment. There can be no assurance that the Offering can be completed at the anticipated price, or at all.

  After giving effect to the application of the estimated net proceeds of the Offering, quarterly principal payments in respect of the Tranche A Term Loan Facility and the Tranche B Term Loan Facility will commence on December 31, 1997; from December 31, 1997 through June 30, 1998, the aggregate amount of such scheduled principal payments will be approximately $0.7 million per quarter and from September 30, 1998 through March 31, 2001, the aggregate amount of such scheduled principal payments will be approximately $1.3 million per quarter. In addition, the Company will be required to make quarterly interest payments on such indebtedness as described herein.

  In addition to cash required for debt service, the Company anticipates that its primary uses of cash in future periods will be for R&D expenses, working capital and capital expenditures. From time to time, the Company enters into long-term contracts with customers, in which R&D and delivery extend for more than a one-year period. In such contracts, the Company attempts to obtain advance payments to fund the R&D expenses and production costs required under these contracts. The Company defers revenues associated with these contracts until the products are delivered.

  The Company believes that the proceeds from the Offering, together with cash flow from operations and borrowings under the NationsBank Credit Agreement, will be sufficient to meet the Company's presently anticipated working capital, capital expenditure and debt service needs for at least the next 12 months. See "Use of Proceeds."

                                   BUSINESS

  The Company is the leading worldwide producer of interactive simulation systems designed to provide training in the handling and use of small and supporting arms. The Company offers a broad array of cost-effective training systems ranging from individual marksmanship trainers to instructional systems for multiple users. Unlike traditional live firing ranges, the Company's simulation systems enable users to train in highly realistic situations through the integration of video and digitized projected imagery and modified, laser-emitting firearms that retain the fit, function and feel of the original weapon. Utilizing internally developed proprietary software and sensors incorporated into the simulated weapons, the Company's systems offer real-time feedback and evaluation with respect to a number of performance measures such as accuracy, reaction time, situational judgment and other important elements of weapons handling. In addition, the Company's simulation systems offer significant improvements in safety as well as many other benefits to customers that cannot be attained in live weapons practice, including reductions in ammunition consumption, weaponry wear, trainee transport and range maintenance costs and environmental remediation expenses. Over its 12-year history, the Company's team of subject matter experts has developed over 180 types of simulated weapons and approximately 100 laser discs containing more than 1,000 training scenarios.

  The Company has focused its sales efforts primarily in the U.S. and international military and law enforcement market segments through its principal facilities near Atlanta, Georgia and its other facilities in the U.K., the Netherlands and Singapore. More recently, the Company has also begun to sell simulation training systems for hunter and sports training. By offering products that enhance training effectiveness while reducing costs, FATS has sold systems to numerous customers in the U.S. and abroad, including the U.S. Marine Corps, the U.S. Army, the U.S. Air Force, the Los Angeles Police Department, the Internal Revenue Service, the Singapore Army and Police Coast Guard, the British Ministry of Defense and the Royal Netherlands Army.

  To date the Company has sold more than 2,000 FATS(TM) systems in the U.S. and over 30 other countries. Although the Company is unaware of any independent third party industry statistics, the Company believes, based on its monitoring of the market, that its systems sold to date represent a substantial majority of the worldwide installed base of interactive small and supporting arms simulation systems purchased by military and law enforcement agencies. Management believes that the Company's success to date has been due primarily to the proven quality and cost-effectiveness of the Company's products, its premier FATS(TM) brand name, its strong long-term relationships with its customers, its ability to provide innovative customized training solutions on a timely basis, its extensive inventory of proven weapons and scenarios, its ability to integrate advanced technologies and its team of recognized subject matter experts. As a result of these competitive advantages, the Company's revenues and operating income have grown at compound annual growth rates of 51.8% and 80.6%, respectively, over the last five fiscal years to $65.4 million and $19.3 million, respectively, in fiscal 1996. As of September 30, 1996, the Company had a backlog of approximately $56.2 million from all customers and an additional $46 million in unexercised customer options to purchase the Company's products through September 30, 1999 under an existing contract with the U.S. Marine Corps.

INDUSTRY OVERVIEW

  The Company has helped to revolutionize small and supporting arms training through the introduction of cost-effective and realistic interactive simulation. For decades, military and law enforcement organizations have trained personnel on firing ranges with targets that are static or have limited motion capabilities. This approach neither accurately replicates the hostile situations armed personnel are likely to face nor helps to develop tactical skills and individual judgment. Despite efforts by law enforcement agencies to add "aggressor" and "friendly" targets to evaluate the judgment of their trainees, live fire training remains limited in its ability to replicate real-life situations. Simulation systems not only provide solutions to these issues but also offer significant improvements in safety and many other benefits that cannot be attained in live weapons practice, including reductions in ammunition consumption, weaponry wear, trainee transport and range maintenance costs. In addition, firearms simulators help customers reduce costs associated with environmental compliance requirements such as the cost of removal from target ranges of lead deposits caused by the use of live ammunition. Furthermore, many law enforcement agencies have begun to adopt simulation systems based in part on their concern over the increasing number of liability lawsuits relating to alleged uses of excessive force. As a result, military and law enforcement organizations are allocating greater portions of their training budgets to small and supporting arms simulation training.

  In addition to the increased demand for more realistic training, management believes the development of the small arms simulation industry has benefitted from two trends: (i) increasing pressure on budgets; and (ii) rapidly advancing computer and video technology. Faced with declining budgets, many military and law enforcement agencies are adopting interactive small and supporting arms simulation as a means of reducing costs while maintaining training effectiveness. In addition, firearms simulators help customers reduce costs associated with environmental compliance requirements such as the removal from target ranges of lead deposits caused by the use of live ammunition. At the same time, advances in computing power and speed coupled with advances in high resolution graphics and video technology have made it possible to create highly realistic and cost-effective simulators. The improved fidelity and diagnostic capability of current simulators permit military and law enforcement agencies to improve the quality of firearms training at a substantially lower cost than live fire training.

  The interactive small and supporting arms simulation industry is relatively new and developing, and the Company believes that the global business opportunities remain substantial due to the significant benefits of and demand for simulation products. Of the approximately $260 billion U.S. military budget for fiscal 1997, approximately $3 billion to $5 billion is allocated to overall training and training-related expenditures. Management estimates that the market for small and supporting arms simulation systems like the Company's product line in the U.S. military market segment alone is approximately $800 million, based on near-term stated acquisition objectives for small and supporting arms simulation systems set by various branches of the U.S. armed services. Moreover, management believes the trends favoring increased reliance upon simulation in the U.S. can also be identified abroad as military and law enforcement agencies in other countries, generally centralized to a greater extent than in the U.S. and facing increasingly restrictive budgets, are re-allocating greater portions of their training budgets to simulation training.

COMPETITIVE ADVANTAGES

  The Company believes that its success to date in the small arms training simulation market is attributable to the following key competitive advantages:

  High Quality and Cost-Effective Products. The Company has participated in studies of its products conducted by the U.S. Marine Corps, the U.S. Army and the U.S. Air Force. The Company has been informed that such studies have validated the cost-effectiveness and training benefits of FATS(TM) systems for such entities and that trainees using FATS(TM) systems generally improve their marksmanship and judgment skills faster than those using only live fire training. FATS(TM) systems have been used for training U.S. and British forces in Bosnia and for pre-deployment training of U.S. forces for Operation Desert Storm and operations in Somalia.

  Premier FATS(TM) Brand Name. The Company believes that the FATS(TM) brand name has become associated with high quality, technically superior interactive small and supporting arms simulator systems. Management believes that its reputation has been enhanced by the acceptance of the Company's products by certain military and law enforcement agencies that employ exacting standards in making purchasing decisions. As a result, management believes that the FATS(TM) premier brand name is critical to its ability to compete in its existing market. In addition, the Company intends to build on this reputation as it focuses on other market segments that have sophisticated firearms training requirements, as it has already begun to do in the hunter and sports training component of the market.

  Strong Long-Term Relationships with Customers. The Company believes that a critical element of its success to date and its ability to continue to expand the market for simulation-based training has been its commitment to long-term relationships with its customers. The Company works closely with its customers often for a substantial period of time to help determine their training needs, define specifications and develop customized training solutions. This approach is particularly important given the relative infancy of the simulation-based small arms training market and the education required to convert into customers those agencies and personnel accustomed to traditional live fire training. In addition to providing extensive training manuals, once a system has been installed for a customer, the Company continues to provide support through long-term service and maintenance agreements and service centers designed to address customer needs within 24 hours of notification. Through these long-term relationships, the Company works to expand its customers' defined requirements and develop follow-on sales of existing products, systems upgrades and additional weapons and scenarios. The Company's commitment and approach to customer service enable it to develop opportunities for the introduction of product enhancements and other incremental sales opportunities.

  Innovative Customized Training Solutions. The Company works closely with many of its customers to develop training programs, simulated weapons and training scenarios tailored to their specific needs. This ability to adapt products to particular training needs is critical because the needs of the Company's customers vary substantially. In addition, the Company offers a broad range of products at various prices and with numerous options in order to reach as broad a market as possible. When the Company develops highly customized solutions, it usually retains the rights to each product and therefore is able to leverage its technology investment in the development of similar products for sale to other customers.

  Extensive Inventory of Proven Weapons and Scenarios. Over its 12-year history, the Company has fielded more than 180 simulated weapons and approximately 100 laser discs containing more than 1,000 scenarios. The Company draws on this proven catalog of existing products to address quickly specific customer requirements. Management believes that its ability to offer simulated weapons already fielded and tested by other customers has been instrumental in its success in competitive bidding situations.

  Integration of Advanced Technologies. The Company's strong technical application capability enables it to effectively integrate: (i) advanced laser, computer and video technology from third parties; (ii) proprietary ballistics modelling, training and diagnostic software; and (iii) specially machined, realistic, sensor-embedded weapons. The Company's strategic relationships with leading high technology companies provide it access to advanced simulation technologies and the opportunity for collaborative product development. This emphasis on continual systems enhancements and development of new generations of products enables the Company to expand its product offerings and augment its sales to existing customers. In order to maintain its technical application capability, the Company dedicates significant resources to R&D, with a total staff of 61 persons, the majority of whom have advanced degrees.

  Team of Recognized Subject Matter Experts. In order to produce highly realistic simulated weapons and training scenarios for its small and supporting arms simulation systems, the Company seeks to hire and retain specialists with subject matter expertise. The Company's R&D department consists of technical and training experts drawn from a wide range of military and law enforcement backgrounds to ensure an understanding of each customer's unique training needs. Technical weapons experts ensure that the Company's simulated weapons provide the fit, function and feel of the original weapon, including characteristics such as recoil, weight, balance and ballistics. Training specialists translate a customer's live fire training requirements into quantifiable simulation objectives and then work with R&D engineers to produce simulation solutions that fulfill such customer's needs. Accordingly, the Company continually recruits, hires and seeks to retain personnel with military and law enforcement experience, and in particular individuals with expertise in technical matters, training requirements and the appropriations and procurement process.

GROWTH STRATEGY

  The Company has experienced substantial growth in its sales during recent years and intends to seek further growth through expanded sales of its existing products in its target markets as well as the development of new products and markets. The Company's growth strategy includes the following core elements:

  Increase Market Penetration. The interactive small and supporting arms simulation industry is relatively new. As a result, the Company is seeking to broaden acceptance of its products and increase sales to military and law enforcement agencies in the U.S. and internationally. While continuing to acquire new customers by demonstrating the cost-effectiveness and training benefits of its products, the Company also focuses on generating repeat orders from existing customers. The Company has found that its customers often order additional simulation systems after an initial purchase once they experience the advantages of the FATS(TM) systems. In addition, in recent years, the Company has begun to focus on generating follow-on orders through systems upgrades, software and other auxiliary products.

  Continue New Product Development. A key element of the Company's growth strategy is new product development. The Company believes that it can continue to develop new products as a result of its R&D efforts and its understanding of the needs of its customers. For example, the Company's newest simulator, the Vessel Weapons Engagement Training System ("VWETS"), is being developed at the request of and in close collaboration with an international customer. The Company is now developing smaller versions of the product for sale to other customers and believes that this integration of a motion platform with its core simulation technology can be applied to a variety of other mounted weapons training situations. In addition, the Company is currently developing simulation products for training law enforcement personnel in the use of less-than-lethal force (e.g., tear gas, batons, sticky foam and bean bag shotguns). The Company is also developing simulators for newly emerging weaponry and products integrating FATS(TM) systems with larger weapons system simulators.

  Expand into New Markets. Management believes that significant opportunities exist for sales beyond the Company's traditional military and law enforcement customers. The Company has already begun to focus on the hunter and sports training component of the market, which management believes is a natural extension of its activities to date. The Company believes that potential customers for products related to hunter education include both state and federal agencies which have shown interest in simulation as a means of promoting hunter safety and conservation as well as firearms dealers interested in the use of simulators for competitive shooting exercises, hunter training and home security programs. In addition, although the Company has not yet taken steps to develop a product line or otherwise enter the market for arcades, amusement parks and other entertainment venues, the Company believes that this market may represent significant opportunities for the Company in the future. The Company believes that less expensive lower resolution, portable versions of certain of its systems could be developed readily for these markets.

  Pursue Selected Strategic Acquisitions. As an alternative or a supplement to the internal development of additional product lines, new products could be developed or added to the FATS(TM) line by means of strategic acquisitions, joint ventures or partnerships. In particular, an acquisition of a company with a strong brand name in lower price point or different products could permit the Company to expand its product line, while maintaining the premium position of the FATS(TM) brand name. However, the Company has not made any such acquisition or entered into any such arrangement in the past and currently has no existing agreements, commitments or specific plans to do so.

PRODUCTS

  The Company offers a variety of innovative products to meet the specific firearms training needs of its customers. Customers typically purchase a system comprised of a simulator with several weapons and scenarios. The Company's systems sell for prices from $50,000 for low-end systems with a basic complement of weapons and scenarios to over $300,000 for high-end systems with an extensive set of weapons and scenarios and auxiliary equipment. The Company also sells additional weapons and laser discs to customers as add-ons to basic systems at prices ranging from $1,000 to $25,000.

  Simulators. The Company's training simulators combine a primary simulation computer, a laser hit location detection system, a laser disc player and a video projector. The user of the simulator practices with a modified firearm and fires a laser beam at targets within a highly realistic training scenario appearing on a 10- to 30-foot video screen. The simulator processes data provided by the laser hit location detection system and sensors integrated into the simulated weapon to provide the instructor and trainee real-time performance feedback. In addition, the instructor can replay various parts of the training exercise with the trainee for detailed analysis of the trainee's performance, including the trainee's accuracy, reaction time, judgment and other aspects of weapons handling. Certain of the Company's simulators can accurately measure weapons fire at simulated distances of up to 2,200 meters and be linked to other simulators so that as many as 15 individuals can train at the same time. In addition, the simulators can be programmed to replicate a wide variety of real-life situations, including situations in which outcomes depend upon the user's reactions as well as situations in which the user faces unexpected events such as the malfunction of the firearm.

  Simulated Firearms. The Company works closely with its customers to offer a diverse range of specially modified or custom fabricated simulated firearms which accurately replicate the fit, function and feel of the original firearm in all material respects. The Company believes it is critical that its simulated weapons have the same physical functions and operational characteristics as the actual firearm such as weight, timing of fire, recoil, potential for weapon malfunction and loading and reloading procedures. A typical simulated firearm will include an infra-red laser, gas piston actuators, valves, several types of electronic sensors, a localized computer controller, specialized recoil buffers, gas lines, ports and wiring. Based upon customer requirements, the Company can modify actual weapons into simulated firearms or can manufacture simulated firearms from raw materials. The majority of simulated firearms sold to U.S. military and law enforcement customers are modified from actual firearms or assembled from weapon kits purchased from third party suppliers, while many international military customers provide their own firearms for the Company to convert into training devices. The Company's simulated firearms are designed for an extended life-cycle with maximum reliability and realism. Currently available weapon types include revolvers, semi-automatic pistols, shotguns, semi-automatic and burst/automatic rifles, submachine guns, machine guns, anti-armor rocket launchers, grenade launchers, cannons, mortars and archery bows.

  Scenarios and Software. The Company offers more than 100 video laser discs containing more than 1,000 scenarios designed for various targeted markets. The Company's software programs combine video and graphics into a versatile simulation package. The instructor can use the program to modify the training exercises and monitor performance of the user in a broad range of scenarios. These scenarios are based on realistic combat situations such as small unit ambushes complete with tank or helicoptor aggressor units or law enforcement situations ranging from ordinary patrol encounters to special SWAT operations. Scenarios are typically filmed in an environment similar to that which the user is likely to experience. The Company often works with its customers to produce a video laser disc of a specific training scenario or location. In addition, the video disc often contains variations of the same situation so that the customer can train users in a variety of scenarios and with multiple outcomes depending upon the actions of the trainee or instructions of the trainer. The Company can also draw on its extensive library of scenarios in order to reduce the time necessary to provide customized training solutions for new customers.

  Auxiliary Equipment. The Company manufactures a wide range of optional auxiliary equipment which enhances the realism of the training scenarios. Options include: (i) enemy shootback, which simulates return fire from the target and has the ability to disable a trainee's training weapon; (ii) night vision adapter, which can simulate night training using day video scenarios and standard night vision goggles; (iii) less-than-lethal law enforcement options such as baton simulation, pepper spray training devices and blank firing weapons; and (iv) classroom trainers, in which a personal computer and software are added to the system so that as many as 40 students, each with a personal keypad, can participate in interactive training.

TARGETED MARKET

  The Company currently targets four principal market components: (i) U.S. military; (ii) U.S. law enforcement; (iii) international (including military and law enforcement authorities); and (iv) hunter and sports training. Each market component is in a different stage of development and is defined by a different set of characteristics.

  U.S. Military. The desire to provide realistic training while significantly reducing costs has been the primary reason for the adoption of simulated arms training by U.S. military authorities. The costs of live fire training, which make it a relatively expensive form of training, include the usage of ammunition, wear and tear on weapons, the need to transport soldiers and equipment to the firing range and legal requirements for remediation of environmental damage to the firing range. Moreover, according to budget estimates of the DOD for the government's fiscal 1997, certain elements of the U.S. armed forces have accumulated a substantial shortfall relative to desired inventory levels of ammunition, which shortfall has provided an impetus to certain organizations within the U.S. armed forces to adopt or expand simulation training.

  Although the U.S. military is centralized at the highest level, each major branch of the U.S. military is at a different stage of implementing simulation in its training regimen. The U.S. Marine Corps has adopted simulation as a fundamental part of its training activities. In fiscal 1995, through competitive bidding, the Company was awarded a contract (Contract 2014) with the U.S. Marine Corps for the supply of small and supporting arms simulators. The U.S. Army has purchased systems under the Company's contract with the U.S. Marine Corps. The U.S. Air Force has purchased systems from the Company through the procedures of the U.S. General Services Administration ("GSA"). The Company believes that it is the primary supplier of interactive small and supporting arms simulation systems to the U.S. Marine Corps, the U.S. Army and the U.S. Air Force. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--U.S. Marine Corps Contract" and "--Results of Operations."

  A critical feature of the U.S. military component of the market is the procurement, budgeting and appropriations process. There are two principal methods by which military organizations in the U.S. acquire training equipment. For purchasing programs that will be defined in the U.S. government's budget, the military organizations generally follow the DOD's multi-phase Planning, Programming, Budgeting and Execution System ("PPBES"). In the planning phase, the DOD makes a proposal based on its examination of the specific requirements and requests of each service branch given available existing products and products under development. The Company's simulation products have been formally reviewed and tested in the planning phase by all branches of the U.S. military. In the programming phase, a Program Objective Memorandum is drafted to identify to the U.S. Congress, which is responsible for the budgeting and appropriation of funds, the specific purchases requested by the military and the desired time period for the purchases. In the budgeting phase, each military branch and command within each branch compete with the other branches or commands for funds. After funds are included in the federal budget, they must be appropriated by Congress in order to be released to the military to be spent. Typically, once funds are appropriated for simulators and other similar types of equipment for which FATS seeks contracts, the military organization has three years to enter into a contractual obligation relating to such appropriation. When a contractual obligation is incurred, funds ordinarily are expended within a five-year period beginning on the date of appropriation. Appropriated funds must be spent on the appropriated item unless the U.S. Congress otherwise agrees to a change. U.S. military authorities can also make smaller purchases from discretionary funds available to commanders for use in accordance with their service priorities. These purchases can be made through various purchasing procedures including the contracting procedures of the GSA. The Company has a standing contract with the GSA that defines the prices the Company may charge government entities for certain of its goods and services. The majority of sales to the U.S. Air Force and federal law enforcement agencies as well as sales to local law enforcement agencies financed with federal funds have been made through the GSA procedures.

  For fiscal 1996, 44.3% of the Company's total revenues and 78.2% of the Company's U.S. revenues were attributable to sales to U.S. military authorities. As of September 30, 1996, the Company had a backlog of $38.2 million for contracts or purchase orders awarded to the Company by U.S. military authorities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  U.S. Law Enforcement. The U.S. law enforcement component of the market is highly fragmented and can be divided into two principal groups: (i) U.S. government entities (including the U.S. Postal Service, the U.S. Department of Treasury (including its agencies and bureaus such as the Secret Service and the Bureau of Alcohol, Tobacco and Firearms), the Federal Bureau of Investigation, the Drug Enforcement Administration and the Central Intelligence Agency); and
(ii) state and local law enforcement organizations such as the Los Angeles Police Department. The federal agencies, whose procurement process generally follows the PPBES method, are typically headquartered in or near Washington, D.C. By contrast, the state and local law enforcement agencies are widely dispersed, with more than 12,500 different law enforcement departments in the U.S. Given this fragmentation, the procurement processes vary substantially depending upon the requirements of the particular jurisdiction. The Company believes that its most likely potential local law enforcement customers may be found among the approximately 2,500 law enforcement agencies and departments with more than 25 officers. With only approximately 650 systems sold to U.S. federal and local law enforcement authorities to date (of which approximately 600 are FATS(TM) systems), the Company believes that this market can provide additional opportunities to the Company in the future. Law enforcement authorities face increasing budgetary constraints as well as increasing threats of litigation and damage awards relating to claims concerning the excessive or improper use of force, lethal or otherwise, by law enforcement personnel. Accordingly, the Company believes that there may be opportunities for increased sales to U.S. law enforcement authorities of cost-effective simulation products designed to enhance tactical skills and judgment.

  For fiscal 1996, 11.5% of the Company's total revenues and 20.3% of the Company's U.S. revenues were attributable to sales to U.S. law enforcement authorities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  International. The Company believes that many international military and law enforcement agencies are beginning to recognize the benefits of cost-effective and realistic small arms simulation training. The Company has sold FATS(TM) systems to customers in more than 30 countries, including Great Britain, the Netherlands, Italy and Singapore. Interest in the Company's products may be greatest in countries in which limited land is available for live fire training or in which budgetary constraints or interest in technological upgrades may support a decision to purchase the Company's systems. See "--Customers."

  Unlike the U.S., most other countries have centralized law enforcement organizations. As a result, procurement and purchasing decisions for both military and law enforcement are typically centralized and in some instances both functions are managed through the same command structure. The procurement processes vary substantially depending upon the requirements of the particular jurisdiction.

  For fiscal 1996, 43.3% of the Company's total revenues were attributable to sales to military and law enforcement authorities outside the U.S. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 of Notes to Consolidated Financial Statements.

  Hunter and Sports Training. The Company has recently begun to focus on the U.S. hunter and sports training component of the market. The customers for firearms training in this emerging market component include state and federal hunting agencies such as the U.S. Fish and Wildlife Service and the U.S. Department of Natural Resources, as well as conservation associations such as Ducks Unlimited, Inc. and the National Wild Turkey Federation, Inc. These organizations have recognized the use of firearms simulation as a means of promoting hunter safety and conservation. Moreover, the firearms dealer market offers the potential to use simulators for competitive shooting exercises, hunter training and home security programs. Simulators are currently being used at some shooting competitions as a supplement to live fire matches. The Company believes that as some states already require the successful completion of a formal firearms training course as a prerequisite to owning a hunting license or a gun, in the future, training on simulators may become an integral part of such courses in many jurisdictions. Given the existence of more than 16,000 firearms dealers in the U.S., the widespread interest in the ownership and use of firearms and the growing desire to find ways of better assuring the safe use of firearms, the Company believes that significant business opportunities may exist in the hunter and sports training component of the market.

  For fiscal 1996, 0.9% of the Company's total revenues were attributable to sales in the hunter and sports training component of the market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SALES AND MARKETING

  The Company's marketing and sales efforts are organized to service its principal customers, with separate sales operations for domestic and international customers. The Company's marketing strategy focuses on developing relationships with potential customers very early in their decision-making processes and educating them about the benefits of training through simulation. The Company then works with training and procurement personnel to identify and develop solutions for each customer's specific training needs.

  By becoming involved with customers at an early stage in their analysis of potential training solutions, the Company can often sell its training systems without any significant competition from other providers. In addition, the Company often has an advantage in competitive situations because the Company's systems provide standard specifications that are frequently incorporated into the request for proposal used by the customer in soliciting bids from suppliers of small and supporting arms simulators. The Company's consultative approach with customers has often helped it achieve favorable results in competitive bidding situations.

  Domestic sales are generated entirely by the Company's 30-person domestic marketing group, all of whom report either directly or indirectly to the Company's Vice President, Domestic. By marketing its products directly without relying on distributors or agents, the Company can better maintain control of its sales efforts and promote consistency in marketing with respect to various products and customers.

  The vast scope of the international military and law enforcement components of the market makes it inefficient for the Company to establish its own direct sales force. Accordingly, the Company has established a network of agents and subsidiaries (18 and four, respectively, as of September 30, 1996) operating in six defined regional areas. The Company employs regional managers to oversee the activities of these agents, each of whom reports to the Company's Vice President, International.

CUSTOMERS

  To date, the Company has sold more than 2,000 weapon simulation systems to military and law enforcement authorities in the U.S. and over 30 other countries. The following table lists certain of the Company's customers in fiscal 1996 in each of its principal target market components:

  U.S. MILITARY             U.S. LAW ENFORCEMENT                       INTERNATIONAL
-----------------  -------------------------------------- ----------------------------------------
U.S. Air Force     Immigration and Naturalization Service British Ministry of Defense
U.S. Army          Internal Revenue Service               Finanza (Italian National Customs Police)
U.S. Marine Corps  Los Angeles Police Department          Royal Netherlands Army
                   U.S. Postal Service                    Singapore Army

  In the first six months of fiscal 1997, the Company's five largest customers accounted for approximately 82.1% of the Company's revenues, with the U.S. Marine Corps and the Carabinieri (Italian National Military Police) accounting for approximately 42.0% and 18.3%, respectively. In fiscal 1996, the Company's five largest customers accounted for 67.4% of the Company's revenues, with the U.S. Marine Corps, the Royal Netherlands Army and the U.S. Army accounting for approximately 26.5%, 12.7% and 10.1%, respectively. No other customer accounted for more than 10% of revenues in either period. Given the nature of the Company's contracts, revenues attributable to specific customers are likely to vary from year to year, and a significant customer in one year may not be a significant customer in a subsequent year. See "Risk Factors--Customer Concentration; Reliance on Certain Key Contracts," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 of Notes to Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

  The Company engages in the R&D of new and enhanced simulation and training technology using internally generated funds. A total of 61 Company employees, or approximately 20.5% of the Company's employees, were engaged in R&D projects as of September 30, 1996. Electronic and mechanical R&D expenditures totaled $2.8 million, $2.3 million and $2.0 million in fiscal 1996, 1995 and 1994, respectively. The Company's R&D efforts are divided into four separate disciplines: electronic, mechanical, training and audio-visual.

  Electronic R&D combines software and hardware engineering as well as other electro-optical fields to produce programs and equipment responsive to specific training needs. The Company's electronic R&D capabilities include object-oriented software design, video and audio, interactive computer generated graphics, Distributed Interactive Simulation, video special effects, lasers, weapon ballistics, optics, image processing, target modeling and motion platforms. This group is in the final stages of developing the first fully interactive gunnery/tactics boat simulator and has developed technology to transition from computer generated imaging to video and then back during the same training scenario. As of September 30, 1996, a total of 37 Company employees were engaged in electronic R&D.

  Mechanical R&D combines mechanical engineering with the development of highly specialized sensing mechanisms, incorporating sophisticated programmable micro controllers for the execution of control firmware and weapons technology. Mechanical R&D focuses on the refinement of cost-effective products with enhanced realism and reliability. This process includes conceptualization and prototype development, testing and documentation of the finished trainer. The Company has the technology and resources to execute the entire development process in-house by means of design teams that generally include a project engineer, a model maker, a draftsman or designer, a weapons software engineer, an electronics technician and a weapons training expert. While each system varies according to the original weapon type, the Company uses common components wherever possible to reduce costs and make service more feasible. As of September 30, 1996, a total of 14 Company employees were engaged in mechanical R&D.

  Training R&D focuses on the interpretation and translation of customer training requirements into quantifiable objectives and the development of simulation programs to meet those objectives. The Company's training R&D department is staffed with world-class competitive shooters, each of whom has extensive military or law enforcement experience. Specialized experience on the part of the Company's employees in such areas as the U.S. military, law enforcement, hunting and competitive shooting helps ensure an understanding of customer requirements. As of September 30, 1996, a total of seven Company employees were engaged in training R&D.

  Audio-visual R&D focuses on the production of specialized audio-visual programs and a range of media support activities, from full production to customer assistance in user-produced programs. The Company's audio-visual technology is very important for creating a life-like training environment. The Company has assembled a team of experienced audio-visual engineers, cinematographers and specialists and pioneered the use of multi-screen projection in small arms simulation. As of September 30, 1996, a total of three Company employees were engaged in audio-visual R&D.

MANUFACTURING OPERATIONS

  The Company's manufacturing operations are conducted at its headquarters near Atlanta, Georgia and to a limited extent at the facility of its U.K. subsidiary, Firearms Training Systems Ltd. Manufacturing operations are divided into two departments, systems manufacturing and weapons manufacturing. The systems manufacturing department assembles the simulator components of the FATS(TM) systems from subassemblies designed by the Company and supplied by third-party vendors. As the components are completed, they are tested for both function and durability and are subjected to a comprehensive quality assurance program. Systems manufacturing occurs only at the Company's headquarters where electrical assemblers and technicians can assemble 70 primary simulation computers and other unique simulator components per month on a single-shift basis. The Company believes that this capacity can be easily expanded to 100 simulation computers per month by adding a second shift or to even greater capacity by acquisition of the requisite workstations and floor space for manufacturing and warehouse operations.

  Weapons manufacturing involves the production of simulated firearms and non-lethal simulators by either modifying actual firearms or other devices into simulators or assembling simulators from kits manufactured to the Company's specifications by a variety of outside sources. The assembly process encompasses the fitting of modified weapons or kits with the Company's pneumatic and electrical components, followed by the functional testing of the completed assembly. The combined weapons manufacturing activities in the U.S. and the U.K. have a capacity of 750 simulated firearms per month on a single-shift basis. As with systems manufacturing, this capacity can readily be expanded by using additional shifts and/or by acquiring additional facilities and workstations.

CUSTOMER SERVICE

  The Company has established a worldwide customer service network consisting of personnel at its headquarters near Atlanta, area service representatives, the Company's foreign subsidiaries, sub-contractors and agents. The Company maintains an inventory of repair parts to support the service operations. The Company maintains a 24-hour customer service hotline and seeks to remedy customer service needs as quickly as possible after notification by the customer. In addition to its traditional service role, the Company's service department administers a U.S. government-owned inventory of spare parts and assemblies to support the U.S. Marine Corps and the U.S. Army Reserve National Guard with readily available serviceable parts and assemblies. The Company's U.K. and Netherlands subsidiaries perform the same support functions for the British and Netherlands armies, respectively, and a subcontractor in Singapore provides similar services in support of the Company's customers in that country.

PROPRIETARY OPERATING SYSTEM; RAW MATERIALS AND SUPPLIERS

  The Company currently purchases from numerous suppliers on both a competitive bid and long-term contract basis. However, the Company's current generation product, as well as earlier model simulators, use a software operating system known as OS-9 which is a proprietary system owned by Microware Corporation. The Company has licensed the OS-9 system from Microware on a non-exclusive, royalty-paying basis for a term currently expiring October 31, 2001 (unless sooner terminated for breach by the Company of the license terms). Although loss of its OS-9 license could have a material adverse effect on the future conduct of its business operations and financial condition, the Company is in compliance with the terms of such license and believes its relationship with Microware Corporation to be satisfactory. The Company believes that there are viable alternative sources for all of its raw materials. In addition, the Company has a sophisticated machine shop in which it can convert actual weapons into simulated weapons and produce certain weapons and simulator parts. This ability provides the Company with the flexibility to produce a large portion of its principal components if they become unavailable or it becomes economically advantageous to do so.

COMPETITION

  The Company competes with a number of domestic and international providers of small and supporting arms simulation systems. The Company's principal competitors in the U.S. military and international components of the market consist generally of divisions or subsidiaries of larger companies, including Short Brothers, a division of Bombardier, and Thomson Training and Simulation, a U.K.-based subsidiary of Thomson CSF. In the U.S. law enforcement component of the market, the Company's principal competitors include, among others, SBS Technologies, Inc., I.E.S., Inc. and Caswell International. With respect to potential competitors, the Company believes that as the interactive small and supporting arms simulation market continues to develop, a number of large domestic defense contractors have the capacity to become significant competitors due to their expertise with complex simulation systems and their relationships with the DOD and the U.S. Congress. Many of the Company's current and potential competitors have significantly greater financial, technical and marketing resources than the Company. The Company believes that although it has a number of competitors and the potential exists for new entrants in the market, the Company has been successful to date due to its ability to integrate advanced technologies, competitive pricing, proven quality, established brand name, strong customer service and other competitive advantages.

FACILITIES

  The Company's headquarters and primary facility, at which it performs manufacturing, assembly, R&D, sales, marketing, service, financial and administrative functions, is a leased property of approximately 92,800 square feet located near Atlanta. The lease expires in 2008 with three five-year options to extend the lease beyond such date. The Company's U.K. subsidiary occupies a leased facility in Lincolnshire, England, of approximately 12,000 square feet, at which the U.K. subsidiary performs manufacturing, assembly, service, training and administrative functions. The lease on the U.K. facility expires in 2003. The Company's Netherlands subsidiary occupies a leased facility of approximately 4,800 square feet in Waardenburg, the Netherlands, at which the Netherlands subsidiary performs service and administrative functions. The lease expires in 1998 with an option to extend to 2000.

EMPLOYEES

  As of September 30, 1996, the Company and its subsidiaries employed 297 persons. As of such date, the Company employed a total of 274 persons domestically, including 139 in manufacturing, assembly and customer service, 61 in R&D, 39 in sales and marketing, 24 in administration and finance and 11 in program management; the Company's U.K. subsidiary employed a total of 18 persons, including 14 in manufacturing, assembly and customer service and four in administration and finance; the Company's Netherlands subsidiary employed a total of four persons, including three in manufacturing, assembly and customer service and one in administration and finance; the Company's Canadian subsidiary employed one person in customer service; and the Company's Singapore subsidiary contracted with one person in program management. The majority of the Company's employees are located at its headquarters, with salespersons in California, Texas, Missouri, Kentucky, New Jersey, Colorado, Utah and Georgia. None of the employees is unionized.

GOVERNMENT CONTRACTS AND REGULATION

  Sales to public sector customers are subject to a multiplicity of detailed regulatory requirements and public policies that may affect the ability of the Company to increase or even maintain such sales. In particular, the choice of a contractor by a customer may be affected by the size of the contractor, the place of manufacture of the contractor's products or whether the contractor is given preferential consideration based upon socio-economic factors. Furthermore, contracts with government agencies are conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex public budgetary procedures whose outcome is difficult to predict. In particular, contracts with the U.S. government are conditioned upon the continuing availability of Congressional appropriations.

  Government contracts may generally be terminated by the U.S. government or the relevant agency in whole or in part for default or its convenience if such termination would be in the best interest of the U.S. government. Furthermore, any contractor who is suspected of, or found to have engaged in, commission of fraud or a criminal offense in connection with a government contract or subcontract, a serious violation of the terms of a government contract or subcontract, unfair trade practices, or any other offense indicating moral turpitude or a lack of business integrity or business honesty faces the possibility of being suspended or debarred from all further government contracting. The decision to suspend or debar a contractor is generally at the discretion of the government. Any such suspension or debarment could have a material adverse effect on the Company's future results of operations and financial condition.

  The type of government contracts awarded to the Company in the future may affect its financial performance. A number of the Company's contracts have been obtained on a sole source basis while others, including its largest current contract (Contract 2014 with the U.S. Marine Corps), were obtained through a competitive bidding process. The extent to which the Company's contracts and orders are obtained through a competitive bidding process rather than as sole source contracts may affect the Company's profit margins. The contracts obtained by the Company in the future may also be cost-reimbursement type contracts rather than fixed-price contracts and in any such case may not take into account certain costs of the Company such as interest on indebtedness. There can be no assurance that changes in the type of government contracts and other contracts entered into by the Company in the future will not have a material adverse effect on future results of operations or financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company is subject to the export licensing jurisdiction of the U.S. Department of State (the "State Department") and the U.S. Department of Commerce (the "Commerce Department") with respect to the temporary or permanent export of certain of its products and the import of certain other products based on, respectively, the Arms Export Control Act and the Export Administration Act (which, though expired, is carried out by Presidential Executive Order issued under the auspices of the International Emergency Economic Powers Act). Difficult questions of interpretation arise from time to time as to whether particular products or information are subject to State Department or Commerce Department regulation or require licenses under either set of controls. In addition to application to transfers of information and products to customers, such regulations also may from time to time require a license for the transfer of technical information from the Company to its foreign subsidiaries, such as information necessary to enable a subsidiary to modify simulated weapons for use in systems being supplied by the subsidiary to customers. The Company attempts to remain in full compliance with such requirements, but certain infractions may have occurred from time to time in connection with the transfer of information to a subsidiary which the Company is currently voluntarily bringing to the attention of the State Department. The Company believes that transfers of such nature prior to September 10, 1996 will not be at issue with the State Department; however, the State Department is expected to assert that transfers subsequent to September 10, 1996 required separate State Department licenses. The Company intends to apply for an appropriate authorization. The respective jurisdictional statutes provide the State Department and the Commerce Department with the discretion to change their policies with respect to whether particular products can be licensed for export to particular countries. In addition, in certain circumstances, export licenses and other authorizations may be revoked, suspended or amended without notice. Such events have occurred with respect to other companies subject to export licensing requirements relating to defense articles and defense services in connection with the State Department's implementation of the Arms Export Control Act. Such events have also occurred with respect to the Commerce Department's implementation of the Export Administration Act. Each of the State Department and the Commerce Department has the authority in certain circumstances to debar persons or deny them export privileges. Such action may be taken for, among other reasons, commission of civil violations, including infractions of the nature described above, and criminal offenses in connection with exports. Any loss, suspension or revocation of the Company's export licenses could have a material adverse effect on the Company's future results of operations and financial condition. The Company does not believe that any previous infractions which may have occurred in connection with the transfer of information to a subsidiary will have a material adverse effect on its financial condition, results of operations, or the conduct of its business.

  The Company has a license from the U.S. Treasury Department's Bureau of Alcohol, Tobacco and Firearms ("ATF") to import destructive devices and certain other materials. This license also authorizes the Company to be a dealer in regulated firearms and other destructive devices. The Company also has a license from ATF that authorizes it to be a manufacturer of destructive devices and certain other materials. The Company is registered with the Director of ATF as a person engaged in the business of importing articles enumerated on the U.S. Munitions Import List. ATF may revoke licenses or deny their renewal for failure to follow the prescribed regulations or as a result of the commission of criminal offenses. Certain of the Company's subsidiaries also have similar licenses in their jurisdictions of incorporation. Any revocation of or refusal to renew the Company's ATF license or any such foreign license could have a material adverse effect on the conduct of the Company's operations and financial condition since it must possess such licenses and comply with ATF regulations in order to import, possess and modify the authentic firearms used in its FATS(TM) systems. See "Risk Factors--Reliance on the Risks Associated with Government Contracts and Regulations."

  Certain FATS(TM) simulation systems use laser-emitting devices to locate the user's aiming point in relation to the target. Such products must be manufactured and operated in accordance with safety standards adopted to protect human eyesight. In the United States, such standards are included as part of Food and Drug Administration regulations currently administered by the Center for Devices and Radiological Health. Systems sold to many international customers, including those in Europe and Canada, however, must comply with international standard IEC 825-1, as recently revised, which contains more rigorous criteria than the present U.S. standards. Depending on the amount of laser energy emitted, room safety precautions, warning signs and labels, special shut-off devices, special training for personnel and related safety measures may be required, which increase costs and can create administrative concerns for the Company's customers.

CERTAIN LEGAL PROCEEDINGS

  The Company is involved in legal proceedings from time to time in the ordinary course of its business. As of the date of this Prospectus, there are no legal proceedings pending against the Company which management believes are material.

  In July 1994, the Company disclosed to the Federal Election Commission (the "FEC") that violations of the Federal Election Campaign Act ("FECA") may have occurred with respect to a total of $8,500 in political contributions made on behalf of candidates for Congressional election. As disclosed by the Company, Mr. Jody Scheckter, who was then the President of the Company, was reimbursed by the Company for personal contributions ranging from $500 to $2,000 over the period from October 1989 through June 1993. Mr. Scheckter promptly reimbursed the Company for these amounts and contends that he had previously been unaware that the reimbursements had occurred. In October 1994, the FEC found reason to believe that the Company, Mr. Scheckter and a secretarial employee who had processed the reimbursements had knowingly and wilfully violated provisions of the FECA. Counsel for the three respondents contested the FEC's finding. Although the Company cannot predict how or when the matter will be resolved, the statutory procedures provide for an attempt at conciliation, including payment of civil penalties in the event that the FEC determines there is probable cause to believe a violation has occurred. Failing such resolution, the FEC may institute a civil action seeking civil penalties or refer the matter to the U.S. Attorney General for possible criminal prosecution. The Company does not believe that the ultimate resolution of the matter will have a material adverse effect on its financial condition, results of operations, or the conduct of its business.

  The allegations of violations of FECA were apparently triggered by a complaint by a former chief financial officer of the Company who also alleged violations of other federal statutes. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition, results of operations or the conduct of its business.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information concerning the Company's executive officers and directors:

         NAME              AGE                     POSITION
-------------------------- --- ------------------------------------------------
Peter A. Marino (1).......  54 President, Chief Executive Officer and Director
Robert B. Terry, Jr. .....  54 Vice President and Chief Operating Officer
David A. Apseloff.........  37 Treasurer, Chief Financial Officer and Assistant
                               Secretary
Robert F. Mecredy.........  50 Vice President, Domestic
Juan C. G. de Ledebur.....  41 Vice President, International
Gregory Echols............  38 Vice President, Engineering
Lester Pollack (1) (2)....  63 Chairman of the Board and Director
William J. Bratton (3)....  49 Director
Craig I. Fields (2) (3)...  50 Director
Jonathan H. Kagan (1)       40 Secretary and Director
 (3)......................
Scott Perekslis (1) (2)...  28 Vice President and Director
Bruce G. Pollack..........  37 Director
Paul J. Zepf (1)..........  31 Director

--------
(1) Member of Executive Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

  Effective upon completion of the Offering, the Board will be classified into three classes, each of which, after a transitional arrangement, will serve for three years, with one class being elected each year./1/

  Peter A. Marino has served as a Director of the Company since September 17, 1996 and became President and Chief Executive Officer on October 15, 1996. Prior to joining the Company, Mr. Marino served as Senior Vice President of Raytheon E-Systems, Inc. from 1991 to 1996. Mr. Marino previously served as President and Chief Operating Officer of Fairchild Industries and prior to such service was President and Chief Operating Officer of Lockheed Electronics Co., Inc. Prior to such service, Mr. Marino held various positions at the Central Intelligence Agency, including Director of the Office of Technical Services. Mr. Marino serves as a director of Space Imaging, Inc. and E-Systems Medical Electronics and is a member of the Defense Science Board.

  Robert B. Terry, Jr. has served as Chief Operating Officer of the Company since July 31, 1996 and Vice President since October 15, 1996. Mr. Terry served as interim President from July 31, 1996 until October 15, 1996. Mr. Terry previously served as Director of Operations from 1995 to 1996, Director of Programs from 1992 to 1995 and as a Program Manager in 1992. Prior to joining the Company in 1992, Mr. Terry served as an officer in the U.S. Army for 27 years in a variety of staff and management positions in aviation, transportation, maintenance, supply, training and acquisition. Mr. Terry retired from the U.S. Army in 1991 with the rank of colonel.

  David A. Apseloff has served as Treasurer and Chief Financial Officer since April 1995 and Assistant Secretary since July 31, 1996. Prior to joining the Company in April 1995, Mr. Apseloff served as a Vice President of a real estate development company and worked as a financial consultant from June 1994 to April 1995. From 1986 to 1994, Mr. Apseloff served as Chief Financial Officer of Sensor Technology, Inc., a manufacturer's representative for medical devices.

  Robert F. Mecredy has served as Vice President, Domestic since September 17, 1996. Prior thereto, Mr. Mecredy served as a Director of the Company from 1993 to 1996, as Director of Domestic Sales and Marketing from 1994 to 1996 and as Director of U.S. Military Marketing from 1990 to 1994. Before joining the Company, Mr. Mecredy served as Director of Army and Marine Corps Marketing-- Washington Operations at Raytheon Corporation from 1988 to 1990. Mr. Mecredy served as an infantry and aviation officer in the U.S. Army for 20 years, retiring in 1986 with the rank of lieutenant colonel.
--------
(1) The terms of Messrs. Marino, L. Pollack and Perekslis will expire in 1997, the terms of Messrs. Bratton, B. Pollack and Kagan will expire in 1998 and the terms of Messrs. Zepf and Fields will expire in 1999.

  Juan C. G. de Ledebur has served as Vice President, International since September 17, 1996 and previously served as Director of International Sales & Marketing from 1987 to 1996. Prior to joining the Company in 1987, Mr. de Ledebur served as manager of European sales for Information Handling Services, a provider of technical and regulatory information.

  Gregory Echols has served as Vice President, Engineering since September 17, 1996 and previously served as Director of Research and Development from 1990 to 1996. Prior to joining the Company, Mr. Echols served as Engineering Manager for Loral Corporation, a defense contractor, from 1979 to 1990.

  Lester Pollack has served as a Director of the Company since July 31, 1996 and as Chairman of the Board since September 17, 1996. Mr. Pollack has served as Managing Director of Centre Management since 1995. Mr. Pollack has been Senior Managing Director of Corporate Advisors, L.P., the general partner of Corporate Partners, L.P. and Corporate Offshore Partners, L.P., since 1988, Managing Director of Lazard Freres & Co. LLC since 1995 (prior thereto a General Partner) and Chief Executive Officer of Centre Partners, L.P. since 1986. Mr. Pollack also serves as a director of Continental Cablevision, Inc., LaSalle Re Holdings Limited, Parlex Corporation, Polaroid Corporation, Sphere Drake Holdings Limited, SunAmerica Inc., and Tidewater, Inc. Mr. Pollack is the father of Bruce Pollack, another Director of the Company.

  William J. Bratton has served as a Director of the Company since September 17, 1996. Mr. Bratton has served as Vice Chairman of First Security Services Corporation and President of its new subsidiary First Security Consulting, Inc. since April 1996. From 1994 to 1996, Mr. Bratton served as Police Commissioner of New York City. In 1992 he served as Superintendent in Chief of the Boston Police Department and was appointed Police Commissioner of the Boston Police Department in 1993. From 1990 to 1992, Mr. Bratton served as Chief of the New York City Transit Police.

  Craig I. Fields has served as a Director of the Company since September 17, 1996. From 1994 until the present, Dr. Fields has served on various boards of directors, including the boards of ENSCO, Projectavision, Inc. and Alliance Gaming Corporation. From 1990 to 1994, Dr. Fields served as Chairman and Chief Executive Officer of the Microelectronics and Computer Technology Corporation, a for-profit research and development consortium involved in information technology. Dr. Fields is Chairman of the Defense Science Board.

  Jonathan H. Kagan has served as Secretary and a Director of the Company since July 31, 1996. Mr. Kagan has served as Managing Director of Centre Management since 1995. Mr. Kagan has been a Managing Director of Corporate Advisers, L.P. since 1990. Mr. Kagan has been associated with Lazard Freres & Co. LLC since 1980 and has been a Managing Director since 1995 (prior thereto a General Partner). Mr. Kagan also serves as a Director of Continental Cablevision Inc., LaSalle Re Holdings Limited and Tyco Toys, Inc.

  Scott Perekslis has served as a Vice President and a Director of the Company since July 31, 1996. Since 1995, Mr. Perekslis has been a Principal of Centre Management and a Principal of Corporate Advisors, L.P. From 1991 to 1995, Mr. Perekslis was an Associate of Corporate Advisors, L.P.

  Bruce G. Pollack has served as a Director of the Company since September 17, 1996. Mr. Pollack has been a Managing Director of Centre Management since 1995. He is also a Partner of Centre Partners L.P., which he joined in January 1991. Mr. Pollack is a Director of Johnny Rockets Group, Inc., Music Holdings Corp. and Jeepers!, Inc. Mr. Pollack is the son of Lester Pollack, another Director of the Company.

  Paul J. Zepf has served as a Director of the Company since July 31, 1996. Since 1995, Mr. Zepf has been a Principal of Centre Management and a Principal of Corporate Advisors, L.P. Mr. Zepf also served as a Vice President of Corporate Advisors, L.P. from 1993 to 1995 and an Associate from 1989 to 1993. Mr. Zepf also serves as a Director of LaSalle Re Holdings Limited.

COMMITTEES OF THE BOARD OF DIRECTORS

  Executive Committee. The Board of Directors established the Executive Committee in September 1996 to have all the power and authority of the Board of Directors, consistent with limitations contained in the By-laws and provisions of the Delaware General Corporation Law. Messrs. L. Pollack, Marino, Kagan, Perekslis and Zepf are the members of the Executive Committee.

  Audit Committee. The Board of Directors established the Audit Committee in September 1996 to: (i) make recommendations concerning the engagement of independent public accounts; (ii) review with the independent public accountants the plans for and scope of the audit, the audit procedures to be utilized and the results of the audit; (iii) approve the professional services provided by the independent public accountants; (iv) review the independence of the independent public accountants; and (v) review the adequacy and effectiveness of the Company's internal accounting controls. Messrs. Kagan, Bratton and Fields are the members of the Audit Committee.

  Compensation Committee. The Board of Directors established the Compensation Committee in September 1996 to determine compensation of the Company's executive officers and to administer the Company's Stock Option Plan. Messrs.
L. Pollack, Perekslis and Fields are the members of the Compensation
Committee.

DIRECTOR COMPENSATION

  Each director of the Company who is not an employee of the Company is entitled to receive annual compensation of $20,000, payable quarterly. In addition, directors of the Company are reimbursed for their reasonable expenses incurred in attending meetings of the Board of Directors or committees thereof. Messrs. Fields and Bratton have been granted options to purchase an aggregate of 49,800 shares of Common Stock in connection with their serving as directors of the Company. See "--Stock Option Plan-- Description of Outstanding Stock Options."

EXECUTIVE COMPENSATION

  The following table sets forth all compensation earned for services rendered to the Company in all capacities for the fiscal year ended March 31, 1996 by the Company's chief executive officer serving at March 31, 1996 and other employees serving at March 31, 1996 whose salary and bonus exceeded $100,000.

      SUMMARY COMPENSATION TABLE FOR THE FISCAL YEAR ENDED MARCH 31, 1996

                              ANNUAL COMPENSATION
                              ------------------- OTHER ANNUAL    ALL OTHER
  NAME AND PRINCIPAL POSITION  SALARY    BONUS    COMPENSATION   COMPENSATION
  --------------------------- -------- ---------- ------------   ------------
Jody Scheckter
 President and Director
 (1)........................  $300,000 $1,198,833   $21,490 (2)        --
David A. Apseloff
 Treasurer and Chief Finan-
 cial Officer...............    92,308     10,000       --          $  173 (3)
Clare Fawkes
 Secretary and chief operat-
 ing officer (4)............   120,785     30,729       --             --
Juan C. G. de Ledebur
 Vice President, Interna-
 tional (5).................   270,393        --      4,800 (6)      1,751 (3)
Robert F. Mecredy
 Vice President, Domestic
 (5)........................   149,328     15,000       --           1,432 (3)

--------
(1) Mr. Scheckter resigned as President effective July 31, 1996 and resigned as a Director effective September 17, 1996.
(2) Provision of automobile and reimbursement of a portion of dues for country club membership by the Company.
(3) Matching contributions made by the Company to its 401(k) plan.
(4) Ms. Fawkes resigned as Secretary and chief operating officer effective July 31, 1996 and served as a Director of the Company from July 31, 1996 to September 17, 1996.
(5) Messrs. de Ledebur and Mecredy were elected officers of the Company on September 17, 1996.
(6) Provision of automobile allowance by the Company.

EMPLOYMENT AND NON-COMPETITION AGREEMENTS

  Employment Agreement with Mr. Marino. The Company has entered into an employment agreement with Mr. Marino with an initial term expiring March 31, 2002, with automatic one-year extensions thereafter unless terminated by either party. Pursuant to the agreement, Mr. Marino serves as President and Chief Executive Officer at an annual base salary of $350,000, subject to review and annual increases as approved by the Board of Directors. Mr. Marino also is eligible for annual bonuses based on the Company reaching targeted EBITDA levels for each fiscal year, with a maximum of $225,000 in bonus payable for each fiscal year (or such greater amount as determined by the Board of Directors). In connection with the execution of the employment agreement, Mr. Marino received a bonus of $155,000, was granted 36,852 shares of Common Stock and was granted options to purchase 707,160 shares of Common Stock, consisting of Series A Options for 353,580 shares and Series B Options for 353,580 shares. See "--Stock Option Plan--Description of Outstanding Stock Options." The Company also agreed to pay Mr. Marino's reasonable expenses in relocating to the Atlanta area. Pursuant to the employment agreement, Mr. Marino agreed to purchase 61,420 shares of Common Stock at approximately $3.25 per share. Mr. Marino also is subject to a covenant not to compete with the Company during the period of his employment with the Company or any period during which he receives payments from the Company pursuant to the employment agreement and for a period of two years thereafter.

  Management Shares Agreement. The Company has entered into a Management Shares Agreement with Centre Management, the Centre Entities and those executive officers who: (i) have been awarded options pursuant to the Stock Option Plan; (ii) have been awarded shares of Common Stock; or (iii) have purchased shares of Common Stock from the Company (the "Management Holders"). Pursuant to the Management Shares Agreement, Centre Management, on behalf of the Centre Entities, has "bring along rights" pursuant to which it has the right to require the Management Holders to sell a pro rata portion of their shares in connection with a sale to an unaffiliated third party of 5.0% or more of the Common Stock held by the Centre Entities. The Management Holders have similar "tag along" rights pursuant to which they can participate in a sale by the Centre Entities of 5% or more of the outstanding shares of Common Stock to an unaffiliated third party. Each Management Holder, other than the Chief Executive Officer, has the right to require the Centre Entities to purchase his shares of Common Stock at the lesser of fair market value or his acquisition price if such Holder's employment is terminated within six months of the date of the Agreement (September 18, 1996) other than for cause. The Centre Entities also have agreed to assist the Management Holders in registering proportionate amounts of the Common Stock held by such Management Holders if the Centre Entities exercise any rights to register Common Stock under the Centre Registration Rights Agreement (as defined below). See "Shares Eligible for Future Sale--Registration Rights--Centre Registration Rights Agreement." The Management Shares Agreement terminates: (i) with respect to the Centre Entities, at such time as they hold less than 10% of the outstanding shares of Common Stock; and (ii) ten years from the date of the agreement, if not sooner terminated.

  Non-Competition Agreements. The Company has entered into an Agreement to Limit Future Competition with each member of senior management of the Company. Pursuant to such agreements each such employee has agreed, for a period of two years following the termination of employment with the Company, not to: (i) be employed by specified businesses in an executive capacity; (ii) use or permit to be used his executive skills, knowledge or expertise for the benefit of any such business; and (iii) use or permit to be used competitively sensitive information received while employed by the Company for the benefit of any such business.

  Transition Bonus Agreements. In March 1996, the Company entered into agreements with 13 employees, including members of senior management, to pay a transition bonus at the earlier of the six-month anniversary of the Recapitalization and termination of the employee's employment other than for cause. The maximum aggregate amount of bonuses payable pursuant to the agreements is $400,000. The agreements are intended to facilitate the transition process.

EXECUTIVE SEVERANCE BENEFIT PLAN

  The Board of Directors has adopted an Executive Severance Benefit Plan (the "Executive Severance Plan") that provides severance pay and benefits to five designated executive officers of the Company in the event any such designated executive's employment with the Company is terminated by the Company for any reason other than Cause (as defined in the Executive Severance Plan) prior to September 30, 1997. The severance benefit payable under the Executive Severance Plan is equal to: (i) three times the monthly salary of the terminated executive if such termination of employment occurs prior to July 31, 1997; (ii) two times such monthly salary if such termination of employment occurs during August 1997; and (iii) an amount equal to such monthly salary if such termination of employment occurs during September 1997.

STOCK OPTION PLAN

  The Firearms Training Systems, Inc. Stock Option Plan (the "Stock Option Plan"), which became effective September 17, 1996, permits awards of options to purchase shares of Common Stock to the officers, other key employees, consultants, independent contractors, agents and Outside Directors (as defined) of the Company and its subsidiaries. The purposes of the Stock Option Plan are: (i) to align the interest of the Company's shareholders and the recipients of options under the Stock Option Plan by increasing the proprietary interest of such recipients in the Company's growth and success;
(ii) to advance the interests of the Company by attracting and retaining officers, other key employees, consultants, independent contractors, agents and well-qualified persons who are not officers or employees of the Company for service as directors of the Company ("Outside Directors"); and (iii) to motivate such persons to act in the long-term best interests of the Company's shareholders. The Company has reserved for issuance under the Stock Option Plan 2,490,000 shares of Common Stock and has granted options to purchase 1,742,834 shares to two Outside Directors, six executive officers and approximately 30 other key employees. Stock options granted under the Stock Option Plan are nonqualified stock options.

  The Stock Option Plan is administered by the Compensation Committee (the "Committee"). The Committee, subject to the express provisions of the Stock Option Plan, selects eligible participants to be awarded options and determines the number of shares of Common Stock subject to each option granted thereunder, the exercise price of such option, the time and conditions of exercise of such option and all other terms and conditions of such option, including, without limitation, the form of the option agreement. The Board generally may amend the Stock Option Plan, subject to (i) shareholder approval as may be required by applicable law, rule or regulation, provided, however, that no amendment may be made without shareholder approval if such amendment would increase the maximum number of shares of Common Stock available under the Stock Option Plan and (ii) the consent of any holders of outstanding options, if such amendment impairs the rights of such holder.

  If an optionee's employment with the Company or directorship with the Company terminates for any reason, each option granted under the Stock Option Plan and held by such optionee generally will be exercisable only to the extent that such option is exercisable on the effective date of such optionee's termination of employment or directorship, as the case may be, unless the agreement for such option provides otherwise at the discretion of the Committee. See "--Description of Outstanding Stock Options" for a description of the options that have been granted. Thereafter an option may be exercised by such optionee (or such optionee's legal representative or similar person) until and including the earliest to occur of: (i) the date which is set forth in such agreement after the effective date of such optionee's termination of employment or directorship, as the case may be; and (ii) the expiration date of the term of such option; provided that, if an optionee's employment is terminated for Cause (as defined in the Stock Option Plan), all options granted under the Stock Option Plan and held by such optionee will terminate automatically upon the termination of employment. The Stock Option Plan contains anti-dilution and adjustment provisions applicable in the event of any action by the Company such as a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event and certain issuances of shares of Common Stock or securities convertible into shares of Common Stock at a price below the market price of the Common Stock. In addition, in the sole discretion of the Committee, the terms of an agreement related to an option may provide that an optionee's outstanding options will, immediately upon the occurrence of a Change in Control (as defined in the Stock Option Plan), become exercisable in part or in full. The agreement related to an option may specify: (i) in the event of a merger, consolidation, reorganization, sale of all or substantially all of the assets of the Company or complete liquidation or dissolution, the terms and conditions pursuant to which the number and class of shares shall be substituted for each share of Common Stock subject to option under such agreement; and (ii) in the event of other Changes in Control (including the acquisition of 50% or more of the voting securities of the Company or certain actions resulting in a majority of the Board of Directors changing), the terms and conditions pursuant to which the optionee can surrender the option to the Company and any consideration to be paid to the optionee.

  Description of Outstanding Stock Options. Stock options granted under the Stock Option Plan to date to officers and other employees of the Company have either been designated as "Series A Options" or "Series B Options." Stock options granted under the Plan to date to Outside Directors have been designated as "Series C Options." The following table sets forth the stock options that have been granted under the Stock Option Plan.

                                                      OPTIONS GRANTED
                                            ------------------------------------
                                            SERIES A SERIES B SERIES C   TOTAL
                                            -------- -------- -------- ---------
Peter A. Marino............................ 353,580  353,580      --     707,160
Juan C. G. de Ledebur...................... 106,074  106,074      --     212,148
Robert F. Mecredy..........................  91,300   91,300      --     182,600
Robert B. Terry, Jr........................  63,661   63,661      --     127,322
Gregory Echols.............................  53,037   53,037      --     106,074
David A. Apseloff..........................  37,350   37,350      --      74,700
Other employees............................ 141,515  141,515      --     283,030
Outside Directors--
  Craig I. Fields..........................     --       --    33,200     33,200
  William J. Bratton.......................     --       --    16,600     16,600
                                            -------  -------   ------  ---------
    Total.................................. 846,517  846,517   49,800  1,742,834
                                            =======  =======   ======  =========

  Each Series A Option granted to date has an exercise price of approximately $3.25 per share, will expire on the seventh anniversary of its grant date and, subject to becoming exercisable sooner upon the termination of an optionee's employment with the Company under certain circumstances set forth in the related option agreement or upon a Change in Control of the Company, will become exercisable with respect to 50% of the shares subject thereto on the third anniversary of its grant date and an additional 25% of the shares subject thereto on each of the fourth and fifth anniversaries of its grant date.

  Each Series B Option granted to date has an exercise price of approximately $3.25 per share, will expire after the ninth anniversary of its grant date and will become exercisable with respect to all of the shares subject thereto on the ninth anniversary of its grant date unless it becomes exercisable sooner upon a Change in Control of the Company or as set forth below. Each Series B Option will become exercisable: (i) with respect to up to one-third of the shares subject thereto on the 60th day following the close of the Company's fiscal year ending on March 31, 1997 if certain Company earnings targets are met or exceeded; (ii) with respect to up to two-thirds (on a cumulative basis) of the shares subject thereto on the 60th day following the close of the Company's fiscal year ending on March 31, 1998 if certain Company earnings targets for the Company's fiscal years ending in 1997 and 1998, on a cumulative basis, are met or exceeded; and (iii) with respect to up to all of the shares subject thereto on the 60th day following the close of the Company's fiscal year ending on March 31, 1999 if certain Company earnings targets for the Company's fiscal years ending in 1997, 1998 and 1999, on a cumulative basis, are met or exceeded.

  Each Series C Option granted to date has an exercise price of approximately $3.25 per share, will expire on the seventh anniversary of its grant date and will become exercisable with respect to one-third of the shares subject thereto on the first anniversary of its grant date and an additional one-third of the shares subject thereto on each of the second and third anniversaries of its grant date.

                             CERTAIN TRANSACTIONS

  Pursuant to certain assurances provided by the Centre Entities in connection with the Recapitalization, on September 18, 1996, the Company sold to certain of its executive officers shares of Common Stock at a price of approximately $3.25 per share as set forth in the following table.

                                                                       AGGREGATE
                                                                       PURCHASE
                                                                SHARES   PRICE
                                                                ------ ---------
Peter A. Marino................................................ 61,420 $199,800
Juan C. G. de Ledebur.......................................... 53,784  174,960
Gregory Echols................................................. 46,148  150,120
Robert F. Mecredy.............................................. 30,710   99,900
David A. Apseloff.............................................. 24,900   81,000
Robert B. Terry, Jr. .......................................... 15,371   50,004

  In accordance with the Recapitalization Agreement, the Company paid certain fees and expenses associated with the Recapitalization including payment of a transaction fee to the Centre Entities of $790,000 and reimbursement of THIN International for expenses related to the Recapitalization of $210,000.

                               RECAPITALIZATION

  The Company effected the Recapitalization on July 31, 1996. Prior to July 31, 1996, the Company was a wholly-owned subsidiary of THIN International. In connection with the Recapitalization, the Company: (i) effected a 100,000-for-one stock split with respect to the Common Stock and issued to the Centre Entities 11,165,241 new shares of Common Stock for approximately $36.0 million in cash; (ii) issued to NationsBridge the Bridge Notes in the aggregate amount of $40.0 million and entered into certain other arrangements in connection therewith, including escrow arrangements providing for the issuance to NationsBridge in certain circumstances of the NationsBridge Warrants currently held in escrow to purchase shares of Common Stock, which NationsBridge Warrants are being repurchased by the Company in connection with the Offering as described below, and (iii) borrowed a total of $76.0 million in Senior Bank Debt under credit facilities provided for in the NationsBank Credit Agreement, including the $30.0 million Tranche A Term Loan Facility, the $40.0 million Tranche B Term Loan Facility and $6.0 million of the $15.0 million NationsBank Revolving Credit Facility. The Company repurchased 46,832,022 shares of the then 49,800,000 (as adjusted for the 1.66-for-one stock split) outstanding shares of Common Stock owned by THIN International and paid THIN International approximately $151.9 million in cash ($15.0 million of which was deposited in escrow pursuant to the escrow arrangements described below) as the purchase price for such shares. The Company also agreed to pay to THIN International, as an increase in such purchase price, the Contingent Payment in cash or additional shares of Common Stock in certain circumstances as described below. The obligation to make the Contingent Payment will be satisfied in full by the payment of $19.3 million in cash from the proceeds of the Offering, and will be recorded as an increase in the accumulated deficit of the Company as additional consideration for the repurchase and subsequent cancellation of shares of Common Stock from THIN International in connection with the Recapitalization. In addition, the Company terminated its then existing $6.0 million bank credit facility with NationsBank, N.A., and paid fees and expenses associated with the Recapitalization including payment of a transaction fee to the Centre Entities of $790,000 and reimbursement of THIN International for expenses related to the Recapitalization of $210,000. Immediately prior to these transactions, THIN International had contributed to the Company the equity of the Company's U.K. subsidiary, THIN International's only subsidiary associated with the Company's business then held outside the direct corporate chain of ownership of the Company. The Company and NationsBridge have agreed that the obligation to deliver from escrow the NationsBridge Warrants if the Offering is completed as contemplated, which would otherwise have required the delivery to NationsBridge of warrants to purchase 288,434 shares of Common Stock at a nominal price upon consummation of the Offering, is to be satisfied by the payment by the Company to NationsBridge of the Warrant Payment in the amount of approximately $4.0 million (which amount represents the aggregate value of the 288,434 shares at an assumed initial offering price of $15.00 per share less the assumed underwriting discount) from the proceeds of the shares of Common Stock being offered by the Company hereby, and have agreed that the NationsBridge Warrants will be redelivered to the Company for cancellation.

  Effective upon consummation of the Recapitalization and the sales of shares of Common Stock to management, and prior to the Offering, the Centre Entities owned or had voting control over 11,165,241 shares of Common Stock, or approximately 77.5% of the total outstanding shares of Common Stock, and THIN International owned 2,967,978 shares of Common Stock, or approximately 20.6% of the total outstanding shares of Common Stock.

  The Recapitalization and Stock Transactions are being accounted for as a recapitalization rather than a purchase; accordingly, the historical basis of the Company's assets and liabilities has not changed as a result of the transactions and the Company has not recognized goodwill in connection therewith.

  Contingent Payment. The Recapitalization Agreement provides for the Contingent Payment to be made by the Company to THIN International upon the occurrence of certain events, including a transaction implying an aggregate value of the shares of Common Stock sold by the Company to the Centre Entities in the Recapitalization and the shares of Common Stock retained by THIN International in the Recapitalization of at least $190.0 million, the meeting of certain cash flow tests or certain other events. At an estimated initial offering price of the shares of Common Stock being offered hereby of $15.00, the Offering implies such an aggregate value and the Company will be obligated to make the Contingent Payment to THIN International. The Company and THIN International have agreed that the obligation to make the Contingent Payment will be satisfied in full by payment of cash from the net proceeds of the Offering in an aggregate amount of $19.3 million. The Company will record such payment as an increase in the accumulated deficit of the Company as additional consideration for the repurchase and subsequent cancellation of shares of Common Stock from THIN International in connection with the Recapitalization.

  Escrow Amount. Pursuant to the Recapitalization Agreement, THIN International has deposited in escrow $15.0 million out of the $151.9 million in cash received as the purchase price for certain of its shares of Common Stock. The escrowed amount is available to indemnify the Company, or in certain cases the Centre Entities, for losses, liabilities or expenses arising from breaches of certain representations and warranties and certain covenants of THIN International set forth in the Recapitalization Agreement. This indemnification obligation is subject to certain limitations, including a limitation on the amount available in the aggregate to both the Company and THIN International of the $15.0 million in escrow and limitations based on the passage of time. The escrow agreement provides for release of funds that have not been applied to payment of claims beginning on June 30, 1997.

  Bridge Warrants. In connection with the issuance to NationsBridge of the Bridge Notes, the Company entered into certain arrangements providing for the release from escrow to NationsBridge of warrants to purchase shares of Common Stock (consisting of 288,434 shares of Common Stock in the event the Offering is completed as contemplated) at nominal cost exercisable for a period of ten years and providing for registration rights in connection therewith. The Company and NationsBridge have agreed that these warrants will be redelivered to the Company in connection with the Offering in exchange for the payment to NationsBridge of the Warrant Payment.

  THIN Registration Rights Agreement. In connection with the Recapitalization, the Company, THIN International and the Centre Entities entered into a Registration Rights Agreement dated as of July 31, 1996 (the "THIN Registration Rights Agreement"), pursuant to which THIN International was granted certain demand registration rights and certain "piggyback" registration rights with respect to their Common Stock. See "Shares Eligible for Future Sale--Registration Rights."

  Centre Registration Rights Agreement. In connection with the
Recapitalization, the Company and the Centre Entities entered into a Registration Rights Agreement dated as of July 31, 1996 (the "Centre Registration Rights Agreement"), pursuant to which the Centre Entities were granted certain demand registration rights and certain "piggyback" registration rights with respect to their Common Stock. See "Shares Eligible for Future Sale--Registration Rights."

  NationsBank Credit Agreement. In connection with the Recapitalization, the Company entered into the NationsBank Credit Agreement for up to $85.0 million, pursuant to which the Senior Lenders extended the $30.0 million Tranche A Term Loan Facility, the $40.0 million Tranche B Term Loan Facility and the $15.0 million NationsBank Revolving Credit Facility (which includes a $7.5 million letter of credit subfacility and a $2.0 million swing line subfacility and $6.0 million of which was borrowed in connection with the consummation of the Recapitalization). The Tranche A Term Loan Facility and the NationsBank Revolving Credit Facility mature on July 31, 2002 and the Tranche B Term Loan Facility matures on July 31, 2003. Loans made under the Tranche A Term Loan Facility and the NationsBank Revolving Credit Facility bear interest, at the Company's option, at: (i) a floating rate based upon the Alternate Base Rate (defined as the higher of (x) the prime rate of the Senior Agent under the NationsBank Credit Agreement and (y) the federal funds rate as adjusted, plus
 .50%) plus an applicable margin of 1.25% to 1.75% per annum based on the Company's leverage ratio; or (ii) the applicable Eurodollar Rate for one, two, three or six months, plus an applicable margin of 2.25% to 2.75% per annum based on the Company's leverage ratio, subject to adjustment in certain circumstances. In addition, loans made under the Tranche B Term Loan Facility bear interest, at the Company's option, at: (i) a floating rate based upon the Alternate Base Rate plus 2.50% per annum; or (ii) the applicable Eurodollar Rate plus 3.50% per annum, subject to adjustment in certain circumstances. The indebtedness of the Company under the NationsBank Credit Agreement is secured by a perfected security interest in the Company's accounts receivable, inventory, equipment and certain other personal property and a pledge of 65% of the capital stock of its foreign subsidiaries. In addition, to the extent that the Company's rights under contracts to sell equipment and services to third parties can be assigned as collateral without violating the terms of the contract or applicable law, the Company's rights have been assigned as additional security for the loans made under the NationsBank Credit Agreement. All the shares of Common Stock held by the Centre Entities and THIN International were also pledged to secure the loans made under the NationsBank Credit Agreement, which pledge will be released upon consummation of the Drop Down Transaction in substitution for a pledge of all the shares of capital stock of the Drop Down Subsidiary.

  Following application of the net proceeds from the sale of the shares of Common Stock being offered by the Company, the outstanding indebtedness under the NationsBank Credit Agreement will be approximately $52.7 million. See "Use of Proceeds."

  The NationsBank Credit Agreement requires the Company to meet certain financial tests, including minimum interest coverage, minimum fixed charge coverage, maximum leverage ratio and minimum net worth. The NationsBank Credit Agreement also contains covenants which, among other things, prohibit the payment of dividends and limit the incurrence of liens and encumbrances, the incurrence of indebtedness, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayment of other indebtedness and other matters customarily restricted in such agreements.

  The NationsBank Credit Agreement contains events of default including payment defaults, default for breaches of representations and warranties, covenant defaults, including a change of control (as defined in the NationsBank Credit Agreement), cross-defaults to certain other indebtedness, certain events related to bankruptcy, judgments and adverse changes in the Company's material agreements or relationships which could reasonably be expected to have a material adverse effect on the Company's business.

  Drop Down Transaction. The Company has been an operating company. The Company is currently undertaking the Drop Down Transaction pursuant to which the Company is reorganizing into a holding company with the Company owning 100% of the outstanding capital stock of the Drop Down Subsidiary, which will hold the operating assets of the Company. In connection with the Drop Down Transaction, substantially all assets and liabilities of the Company are being contributed to the Drop Down Subsidiary, including the shares of all the subsidiaries of the Company (including the Company's U.K., Singapore, Canadian, Netherlands and Barbados subsidiaries) except that the Drop Down Subsidiary will not assume: (i) any obligation of the Company to issue shares of Common Stock to any person (whether pursuant to the Contingent Payment provisions of the Recapitalization Agreement described above, warrants or options issued by the Company or otherwise); (ii) any obligation of the Company pursuant to the registration rights agreements described below; or
(iii) any nonassignable contract (provided that the economic benefits of such contract will be accorded to the Drop Down

Subsidiary under an agency agreement). The Drop Down Subsidiary will thus assume all obligations of the Company under the NationsBank Credit Agreement and certain related loan documents to which the Company has been a party as well as the Bridge Notes (until repaid with the proceeds of the Offering). The Company will guarantee the obligations of the Drop Down Subsidiary under the NationsBank Credit Agreement and pledge all outstanding common stock of the Drop Down Subsidiary as security for the repayment of the obligations under the NationsBank Credit Agreement. (The pledge of the outstanding shares of Common Stock currently pledged by the Centre Entities and THIN International as security for the NationsBank Credit Agreement will be released.) If the Drop Down Transaction is not completed, the shares of Common Stock owned by the Centre Entities and THIN International will not be released from the pledge. The NationsBank Credit Agreement requires the Company to use its best efforts to effect the Drop Down Transaction by December 31, 1996 and provides that on and after January 1, 1997, the interest rates on the Senior Bank Debt each will be increased by 0.25% until the Drop Down Transaction is completed. The Company currently anticipates consummation of the Drop Down Transaction by December 31, 1996. The purpose of the Drop Down Transaction is to effect the release of the pledge of the outstanding shares of Common Stock granted under the NationsBank Credit Agreement in connection with the Recapitalization in substitution for a pledge of the shares of capital stock of the Drop Down Subsidiary. Until the Drop Down Transaction occurs, the lenders under the NationsBank Credit Agreement will retain a pledge of all shares of Common Stock other than those offered hereby.

  Under federal acquisition regulations, transfer of all contracts with the U.S. government from the Company to the Drop Down Subsidiary will require the consent of the applicable contracting agency. The Company has applied for consents to effect the Drop Down transfers and will enter into appropriate novation agreements whereby its obligations under contracts with the U.S. government will be transferred to the Drop Down Subsidiary. It is intended to complete the transfer of substantially all the assets of the Company as soon as the necessary approvals of the U.S. government are obtained. To the extent transfer of any other contracts may not be effected without consent of the other contracting party, the Company intends that the Drop Down Subsidiary will perform such contracts on a agency basis for which it will receive all the economic benefits of the contracts until such consents may be obtained. After completion of the Drop Down Transaction, all commercial operations of the Company will be conducted by the Drop Down Subsidiary and its subsidiaries.

  Company Subsidiaries. Prior to the Drop Down Transaction, the Company conducted certain of its activities through five wholly owned subsidiaries, which are being contributed to the Drop Down Subsidiary in connection with the Drop Down Transaction. These subsidiaries will continue their operations as subsidiaries of the Drop Down Subsidiary. Firearms Training Systems Limited, the Company's U.K. subsidiary established in 1992, has been subcontracted by the Company to perform manufacturing and maintenance work with respect to certain of the Company's contracts. F.A.T.S. Singapore, LTD., the Company's Singapore subsidiary established in 1994, conducts certain activities of the Company in Asia. FATS Canada, Inc., the Company's Canadian subsidiary established in 1996, was organized to support the performance of servicing obligations to Canadian customers. Firearms Training Systems Netherlands, B.V., the Company's Netherlands subsidiary established in 1995, was organized to perform certain contractual obligations of the Company with respect to the Company's contract with the Royal Netherlands Army and to provide services to other customers in the region. F.A.T.S. Foreign Sales Corporation was organized in April 1995 to act as agent with respect to export sales of products and services outside the U.S.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of September 30, 1996 and as adjusted to reflect the sale of shares of Common Stock by the Company being offered hereby by: (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) the Company's former chief executive officer and each of the other employees included in the Summary Compensation Table; and (iv) the Company's current directors and officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock indicated as being beneficially owned by them.

                                              BENEFICIAL        BENEFICIAL
                                               OWNERSHIP         OWNERSHIP
                                               PRIOR TO          AFTER THE
                                             OFFERING (2)    OFFERING (2) (3)
                                            ---------------  -----------------
      NAMES OF BENEFICIAL OWNERS (1)          NUMBER    %      NUMBER      %
------------------------------------------- ---------- ----  ----------- -----
Centre Capital Investors II, L.P...........  7,266,811 50.5%   7,266,811  35.6%
Centre Partners Coinvestment, L.P..........  1,074,961  7.5    1,074,961   5.3
Centre Capital Offshore Investors II,
 L.P.......................................  1,439,918 10.0    1,439,918   7.1
Centre Capital Tax-exempt Investors II,
 L.P.......................................    812,370  5.6      812,370   4.0
Centre Partners Management LLC (4).........  9,519,099 66.1    9,519,099  46.7
Centre Partners II LLC (5)................. 11,165,241 77.5   11,165,241  54.7
THIN International N.V. (6)................  2,967,978 20.6    2,967,978  14.5
Peter A. Marino............................     98,272  *         98,272   *
David A. Apseloff..........................     24,900  *         24,900   *
Juan C.G. de Ledebur.......................     53,784  *         53,784   *
Robert F. Mecredy..........................     30,710  *         30,710   *
Lester Pollack (7).........................        --   --           --    --
William J. Bratton.........................        --   --           --    --
Craig I. Fields............................        --   --           --    --
Jonathan H. Kagan (8)......................        --   --           --    --
Scott Perekslis (9)........................      9,005  *          9,005   *
Bruce G. Pollack (10)......................      7,504  *          7,504   *
Paul J. Zepf (11)..........................     10,506  *         10,506   *
Jody Scheckter.............................        --   --           --    --
Clare Fawkes...............................        --   --           --    --
All current directors and executive
 officers as a group
 (13 individuals) (12).....................    296,200  2.1      296,200   1.5

--------

 * Less than 1%.
 (1) The address of the Centre Entities other than Centre Capital Offshore Investors II, L.P. is 30 Rockefeller Plaza, New York, New York 10020; the address of Centre Capital Offshore Investors II, L.P. is c/o Reid Management, Cedar House, 41 Cedar Avenue, Box HM 1179, Hamilton, Bermuda; and the address of THIN International N.V. is Landhuis Joonchi, Koya Richard J. Beaujan z/n, P. O. Box 837, Curacao, Netherlands Antilles.

 (2) Based on 14,402,404 shares of Common Stock outstanding prior to the Offering and 20,402,404 shares of Common Stock outstanding after the Offering. Calculation of percentage of beneficial ownership assumes the exercise of all options and warrants exercisable within 60 days of the date hereof only by the respective named shareholder.

 (3) The Company expects that such persons will not make any purchases in the Offering.

 (4) Pursuant to a Management Agreement, Centre Capital Investors II, L.P., Centre Partners Offshore Investors II, L.P. and Centre Capital Tax-exempt Investors II, L.P. have delegated voting and investment power with respect to the Common Stock beneficially owned by them to Centre Management; accordingly, the aggregate security ownership of those Centre Entities is reflected for Centre Management as well.
 (5) As general partner of Centre Partners Coinvestment, L.P. and general partner of the general partner of Centre Capital Investors II, L.P., Centre Partners Offshore Investors II, L.P. and Centre Capital Tax-exempt Investors II, L.P., Centre Partners II LLC ("Centre Partners") is reflected as beneficially owning the Common Stock owned by those Centre Entities. In addition, pursuant to certain co-investment arrangements, Centre Partners has been delegated voting and investment power with respect to an additional 571,181 shares of Common Stock.

 (6) Mr. GH Thyssen-Bornemisza, a Swiss national resident in Monaco and chairman of TBG Holdings N.V., may be deemed to have sole voting and dispositive power over the Common Stock owned by THIN International. THIN International has granted the Underwriters an option to purchase up to 900,000 shares of Common Stock to cover over-allotments. The number of shares to be sold in the Offering and the beneficial ownership after the Offering assumes that the Underwriters do not exercise any portion of such option. If such option were exercised in full, the number of outstanding shares of Common Stock owned by THIN International would be 2,067,978, constituting 10.1% of the shares outstanding after the Offering.

 (7) Excludes 9,519,099 shares of Common Stock for which Centre Management has been delegated voting and investment power and 11,165,241 shares of Common Stock for which Centre Partners is reflected as having beneficial ownership. Mr. L. Pollack is a Managing Director of each of Centre Management and Centre Partners and, as such, may be deemed to have voting and investment power over such shares of Common Stock. Mr. L. Pollack disclaims any beneficial ownership of such shares of Common Stock.

 (8) Excludes 9,519,099 shares of Common Stock for which Centre Management has been delegated voting and investment power and 11,165,241 shares of Common Stock for which Centre Partners is reflected as having beneficial ownership. Mr. Kagan is a Managing Director of each of Centre Management and Centre Partners and, as such, may be deemed to have voting and investment power over such shares of Common Stock. Mr. Kagan disclaims any beneficial ownership of such shares of Common Stock.

 (9) Includes 9,005 shares of Common Stock held in a 401(k) plan for the benefit of Mr. Perekslis, over which Mr. Perekslis has delegated voting and investment authority to Centre Partners pursuant to certain co-investment arrangements.

(10) Excludes 9,519,099 shares of Common Stock for which Centre Management has been delegated voting and investment power and 11,165,241 shares of Common Stock for which Centre Partners is reflected as having beneficial ownership. Mr. B. Pollack is a Managing Director of each of Centre Management and Centre Partners and, as such, may be deemed to have voting and investment power over such shares of Common Stock. Mr. B. Pollack disclaims any beneficial ownership of such shares of Common Stock. Includes 7,504 shares of Common Stock held in a 401(k) plan for the benefit of Mr. B. Pollack, over which Mr. B. Pollack has delegated voting and investment authority to Centre Partners pursuant to certain co-investment arrangements.

(11) Includes 10,506 shares of Common Stock held in a 401(k) plan for the benefit of Mr. Zepf, over which Mr. Zepf has delegated voting and investment authority to Centre Partners pursuant to certain co-investment arrangements.

(12) Excludes 9,519,099 shares of Common Stock for which Centre Management has been delegated voting and investment power and 11,165,241 shares of Common Stock for which Centre Partners is reflected as having beneficial ownership, for which Messrs. L. Pollack, Kagan and B. Pollack may be deemed to have voting and investment power based on their serving as a Managing Director of such entities. Messrs. L. Pollack, Kagan and B. Pollack disclaim beneficial ownership of such shares of Common Stock. Includes 27,015 shares of Common Stock held in 401(k) plans for the benefit of Messrs. Perekslis, B. Pollack and Zepf, over which each such individual has delegated voting and investment authority to Centre Partners pursuant to certain co-investment arrangements.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 68,060,000 shares of Class A Common Stock, par value $0.000006 per share, 2,200,000 shares of Class B Non-voting Common Stock, par value $0.000006 per share ("Class B Common Stock"), and 200,000 shares of preferred stock, par value $0.10 per share (the "Preferred Stock"). Upon completion of the Offering, 20,402,404 shares of Common Stock will be issued and outstanding, no shares of Class B Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. The following summary of certain provisions of the Company's capital stock describes the material provisions, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

  Certain provisions described herein may have the effect of impeding shareholder actions with respect to certain business combinations and the election of new members to the Board. As such, the provisions could have the effect of discouraging open market purchases of the Common Stock because they may be considered disadvantageous by a shareholder who desires to participate in a business combination or elect a new director.

COMMON STOCK AND CLASS B COMMON STOCK

  Holders of shares of Common Stock are entitled to vote on all matters on which shareholders generally are entitled to vote, with each share of Common Stock entitled to one vote. Holders of Common Stock are not entitled to cumulate votes in the election of Directors. Holders of shares of Class B Common Stock are not entitled to vote on any matter submitted to a vote of stockholders, except as may be explicitly required by statute in particular situations. Each share of Class B Common Stock is convertible at any time for no additional consideration, at the option of its holder and upon notice to the Company of such election, into one share of Common Stock. Holders of Common Stock or Class B Common Stock are not entitled to preemptive rights.

  Holders of shares of Common Stock and Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available for such purpose, subject to the rights of the holders of any Preferred Stock that may be outstanding. No dividends may be declared or paid in cash or property on any share of any class of common stock, unless simultaneously the same dividend is declared or paid on each share of the other class of common stock.

  Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock and Class B Common Stock are entitled to share ratably in all assets available for distributions after payment in full of liabilities and preferences applicable to the holders of any then outstanding Preferred Stock. There are no redemption or sinking fund provisions applicable to the Common Stock or Class B Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock and Class B Common Stock are subject to the terms of any series of Preferred Stock that the Company may issue in the future.

TRANSFER AGENT AND REGISTRAR

  The Company has appointed State Street Bank and Trust Company as its transfer agent and registrar for the Common Stock.

PREFERRED STOCK

  The Company has 200,000 authorized shares of Preferred Stock, 10,000 shares of which have been designated Senior Preferred Stock and 5,000 shares of which have been designated Junior Preferred Stock. As of November 1, 1996, no shares of Senior Preferred Stock and no shares of Junior Preferred Stock had been issued and no other shares of Preferred Stock were outstanding. Immediately following the consummation of the

Offering and the application of the net proceeds therefrom, the Company intends, by resolution of the Board of Directors, to eliminate the designation of the Senior Preferred Stock and Junior Preferred Stock.

  The Board has the authority without any further action by the Company's shareholders to issue any or all of the authorized shares of Preferred Stock in one or more series and to establish the voting powers and the designations, preferences and relative, participating, optional or other special rights, and qualifications or restrictions thereof, including dividend rights, conversion rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series, as are stated in the resolution adopted by the Board providing for the establishment of such series and as are permitted by the Delaware General Corporation Law. The issuance of Preferred Stock pursuant to this authority could adversely affect the holders of Common Stock and Class B Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors-- Effect of Certain Charter Provisions on the Value of the Common Stock."

MATERIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS AND STATUTORY PROVISIONS

  The Certificate of Incorporation, as amended, and By-laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

  Effective upon completion of the Offering, the Board will be classified into three classes, each of which, after a transitional arrangement, will serve for three years, with one class being elected each year. The number of directors may be increased or decreased from time to time by the Board of Directors or the shareholders of the Company in such manner as may be prescribed in the By-laws.

  The By-laws provide that any vacancy on the Board shall be filled only by the remaining directors then in office, even if the remaining Directors constitute less than a quorum, and that directors so appointed will serve for the remainder of the term of the class in which the vacancy occurred rather than until the next annual meeting of stockholders.

  The By-laws provide that shareholders seeking to bring business before or to nominate directors at any annual meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within ten days following the date on which such notice was given. The Bylaws also will specify certain requirements for a shareholder's notice to be in proper written form. These provisions will restrict the ability of shareholders to bring matters before the shareholders or to make nominations for directors at meetings of shareholders.

  Limitations on Liability and Indemnification of Officers and Directors. The Delaware Law provides that a corporation may limit the liability of each director to the corporation or its shareholders for monetary damages except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper personal benefit. The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duties as a director except in the circumstances specified in the foregoing clauses (i),
(ii), (iii) and (iv). The effect of these provisions is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for certain breaches of fiduciary duty as a director (including breaches resulting from grossly negligent conduct). This provision in the Certificate of Incorporation does not exonerate the directors from liability under federal securities laws nor does it limit the availability of non-monetary relief in any action or proceeding against a director. In addition, the Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Delaware Law, indemnify its officers and directors against liabilities, costs and expenses as provided by Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of the Offering there will be 20,402,404 shares of Common Stock and no shares of Class B Common Stock outstanding. Of these shares, the 6,000,000 shares of Common Stock sold in the Offering plus any additional shares sold upon exercise of the Underwriters' over-allotment option will be freely tradeable in the public market without restriction or further registration under the Securities Act (unless held by an "affiliate" of the Company as that term is defined in the Securities Act), in which case such shares will be subject to the resale limitations of Rule 144. All the remaining outstanding shares of Common Stock will be "restricted securities" under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemptions provided by Rule 144 is available. Certain of the affiliates of the Company are entitled to certain registration rights as described below.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the outstanding Common Stock or (ii) the average weekly trading volume in the Common Stock reported through the Nasdaq National Market (or exchange on which the Common Stock is traded) during the four calendar weeks preceding the date on which notice of such sale is filed with the Commission pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned restricted securities for at least three years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above. THIN International has held its shares of Common Stock for more than three years and the Company believes that, following the termination of the 180-day holdback period referred to below, THIN International may be eligible to sell such shares pursuant to Rule 144(k).

  The Centre Entities, THIN International and the Company's officers and directors who are also shareholders of the Company and who, immediately following the Offering collectively will beneficially own an aggregate of 14,402,404 shares of Common Stock, as well as the Company have agreed not to offer, sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days without the prior written consent of Montgomery Securities. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there is no assurance that a viable public market for the Common Stock will develop or be sustained after the Offering. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock.

REGISTRATION RIGHTS

  The Company has granted certain registration rights to the Centre Entities, THIN International and their respective permitted assignees, with respect to shares of Common Stock held by such entities.

  THIN Registration Rights Agreement. As described above, in connection with the Recapitalization, the Company, THIN International and the Centre Entities entered into the THIN Registration Rights Agreement, pursuant to which THIN International was granted certain demand registration rights exercisable on no more than two occasions as well as certain "piggyback" registration rights with respect to their Common Stock. The demand registration rights become exercisable on July 31, 2001. In the THIN Registration Rights Agreement THIN International has agreed not to effect any public sale or distribution of any of its shares of Common Stock during the 15-day period prior to, and during the 90-day period (or the 180-day period, if so requested in good faith by the Underwriters) beginning on, the date any registration statement filed by the Company is declared effective other than pursuant to such registration statement. In connection with the Offering, the Underwriters have requested, and THIN International has agreed, that THIN International not effect any such distribution (except in connection with the Offering) for 180 days from the date of this Prospectus. See "Underwriting."

  Centre Registration Rights Agreement. In the Centre Registration Rights Agreement, Centre Entities were granted certain demand registration rights exercisable on no more than ten occasions as well as certain "piggyback" registration rights.The Centre Entities have agreed not to effect any public sale or distribution of any of their shares of Common Stock during the 15-day period prior to, and during the 90-day period (or the 180-day period, if so requested in good faith by the Company's underwriter) beginning on, the date any registration statement filed by the Company is declared effective other than pursuant to such registration statement. In connection with the Offering, the Centre Entities have agreed not to effect any such distribution for 180 days from the date of this Prospectus. See "Underwriting."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by Montgomery Securities, Lazard Freres & Co. LLC and The Robinson-Humphrey Company, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholder and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all the shares of Common Stock, if they purchase any.

                                                                        NUMBER
   UNDERWRITERS                                                        OF SHARES
   ------------                                                        ---------
   Montgomery Securities..............................................
   Lazard Freres & Co. LLC............................................
   The Robinson-Humphrey Company, Inc.................................
                                                                       ---------
     Total............................................................ 6,000,000
                                                                       =========

  The Representatives have advised the Company and the Selling Shareholder that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The
Underwriters may allow selected dealers a concession of not more than $   per
share; and the Underwriters may allow, and such dealers may reallow, a
concession of not more than $   per share to certain other dealers. After the
initial public offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Selling Shareholder has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 900,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Centre Entities, THIN International and the Company's officers and directors who are also shareholders of the Company and who, immediately following the Offering (assuming no exercise of the Underwriters' over-allotment option), collectively will beneficially own an aggregate of 14,402,404 shares Common Stock, as well as the Company, have agreed that for a period of 180 days from the date of this Prospectus they will not, without the prior written consent of Montgomery Securities, directly or indirectly, issue, offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise sell or dispose of any equity securities of the Company or any options or warrants to acquire equity securities of the Company, subject to limited exceptions. In evaluating any request for a waiver of the lock-up period, Montgomery Securities would consider, in accordance with customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common

Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

  Lazard Freres & Co. LLC ("Lazard") rendered financial advisory services to THIN International in connection with the Recapitalization. Lazard has received a fee for such services which will be increased based on consideration received by THIN International from sales of its holdings of Common Stock, including sales in the Offering.

  Under Rule 2720 of the Conduct Rules ("Rule 2720") of the National Association of Securities Dealers, Inc. (the "NASD"), the Company may be considered an "affiliate" of Lazard because "persons associated" with Lazard (as such terms are defined in the Bylaws of the NASD) may be deemed to beneficially own more than 10% of the voting securities of the Company. Messrs. Lester Pollack and Jonathan H. Kagan, directors of the Company and Managing Directors of Centre Management, each serve as managing directors of Lazard and, as such, are "persons associated" with Lazard, which is a member of the NASD. Due to the beneficial ownership of the Common Stock by the Centre Entities, and the status of Messrs. Pollack and Kagan as "persons associated with a member," the Company may be considered an "affiliate" of Lazard under the definition of that term under Rule 2720(b)(1)(B). See "Principal Shareholders" and "Management--Executive Officers and Directors." As a result, the Offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). In accordance with this requirement, Montgomery Securities has assumed the responsibilities of acting as QIU and will recommend a maximum initial offering price in compliance with the requirements of Rule 2720. In connection with the Offering, Montgomery Securities is performing due diligence investigations and reviewing and participating in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. Montgomery Securities will receive no additional compensation for performing the services of a QIU.

  The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  Prior to the Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company, and the Representatives. Among the factors to be considered in such negotiations were the history of, and the prospects for, the Company and the industry in which the Company competes, an assessment of the Company's management, its financial condition, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the economy and the securities markets at the time of the offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods.

                                 LEGAL MATTERS

  Certain legal matters relating to the Common Stock being offered hereby and to the Offering will be passed upon by Sidley & Austin, New York, New York and Venable, Baetjer, Howard & Civiletti LLP, Washington, D.C., counsel for the Company. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                            INDEPENDENT ACCOUNTANTS

  The consolidated financial statements and schedule of the Company for the years ended March 31, 1995 and 1996 appearing in this Prospectus have been audited by Arthur Andersen LLP, independent accountants, as of the dates and for the periods indicated in its reports thereon, appearing elsewhere herein. Such consolidated financial statements and schedule of the Company have been included herein in reliance on the reports of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

  The consolidated statements of income, changes in stockholders' equity and cash flows for the year ended March 31, 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

  PREVIOUS INDEPENDENT ACCOUNTANTS

  On March 16, 1995, the Company dismissed Price Waterhouse LLP as its independent accountants. The report of Price Waterhouse LLP on the Company's financial statements for the fiscal year ended March 31, 1994 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audit for the fiscal year ended March 31, 1994 and through March 16, 1995, there have been no disagreements with Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse LLP would have caused them to make reference thereto in their report on the financial statements for the fiscal year ended March 31, 1994. The decision to dismiss Price Waterhouse LLP was approved by the Company's Board of Directors. A copy of a letter from Price Waterhouse LLP indicating their agreement with the foregoing statement is filed as an exhibit to this Registration Statement.

  CURRENT INDEPENDENT ACCOUNTANTS

  The Company engaged Arthur Andersen LLP as its new independent accountants as of March 16, 1995.

  During the fiscal year ended March 31, 1994 and through March 16, 1995, the Company did not consult with Arthur Andersen LLP on items which (i) were or should have been subject to Statement on Auditing Standards No. 50 or (ii) concerned the subject matter of a disagreement or reportable event with Price Waterhouse LLP.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus concerning the provisions of agreements or documents filed with the Registration Statement as exhibits are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable agreement or document filed as an exhibit to the Registration Statement. Upon the consummation of this offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement and the exhibits and schedules thereto filed by the Company with the Commission, as well as such reports and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company intends to furnish to its shareholders annual reports containing audited consolidated financial statements and a report thereon by the Company's independent accountants and will make available quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year.

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

Report of Arthur Andersen LLP.............................................  F-2
Report of Price Waterhouse LLP............................................  F-3
Consolidated Balance Sheets of the Company as of March 31, 1995 and 1996
 and
 September 30, 1996.......................................................  F-4
Consolidated Statements of Income for the Fiscal Years Ended March 31,
 1994, 1995 and 1996 and for the Six Months Ended September 30, 1995 and
 1996 ....................................................................  F-5
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal
 Years Ended March 31, 1994, 1995 and 1996 and for the Six Months Ended
 September 30, 1995 and 1996..............................................  F-6
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31,
 1994, 1995 and 1996 and for the Six Months Ended September 30, 1995 and
 1996.....................................................................  F-7
Notes to Consolidated Financial Statements................................  F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Firearms Training Systems, Inc.:

  We have audited the accompanying consolidated balance sheets of FIREARMS TRAINING SYSTEMS, INC. (a Delaware corporation) AND SUBSIDIARIES as of March 31, 1995 and 1996 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firearms Training Systems, Inc. and subsidiaries as of March 31, 1995 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Atlanta, Georgia

May 17, 1996
(except with respect to the
matters discussed in Notes 1, 2,
3, 4, 5 and 10 as to which the
date is November 1, 1996)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Firearms Training Systems, Inc.

  In our opinion, the accompanying consolidated statement of income, of changes in stockholders' equity and of cash flows for the year ended March 31, 1994 present fairly, in all material respects, the results of operations and cash flows of Firearms Training Systems, Inc. and its subsidiary for the year ended March 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Firearms Training Systems, Inc. for any period subsequent to March 31, 1994.

  As discussed in Note 10 to the financial statements, in 1996 the Company retroactively restated its reporting entity to include the accounts of Firearms Training Systems, Ltd.

PRICE WATERHOUSE LLP

Atlanta, Georgia
June 8, 1994, except as to the stock split described in Note 10 and the third paragraph of
Note 10, which are as of November 1, 1996

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                    MARCH 31,
                                                 ---------------  SEPTEMBER 30,
                                                  1995    1996        1996
                                                 ------- -------  -------------
                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents..................... $ 2,328 $ 8,121    $    951
  Accounts receivable, net of allowance for
   doubtful accounts of $51, $75, and $75 at
   March 31, 1995 and 1996 and September 30,
   1996, respectively...........................   3,785  10,092      10,772
  Inventories...................................   7,819  12,836      12,612
  Prepaid expenses and other current assets.....     928     655       1,360
  Deferred income taxes.........................     918     866       1,243
                                                 ------- -------    --------
    Total current assets........................  15,778  32,570      26,938
Property and equipment, net.....................     769   1,144       1,373
Escrow and other deposits.......................     270     106          53
Other assets....................................     --      --        6,264
                                                 ------- -------    --------
                                                 $16,817 $33,820    $ 34,628
                                                 ======= =======    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.............................. $ 1,416 $ 3,619    $  2,841
  Accrued liabilities...........................   2,864   5,207       6,523
  Income taxes payable..........................     --    1,305       1,326
  Deferred revenue-advanced billings............   3,494   1,455       1,258
  Deferred warranty revenue and reserves........     347     768       1,056
  Current maturities of long-term debt..........     --      --        3,075
                                                 ------- -------    --------
    Total current liabilities...................   8,121  12,354      16,079
                                                 ------- -------    --------
Long-term debt, less current maturities.........     --      --      105,795
                                                 ------- -------    --------
Other noncurrent liabilities....................     212     204         198
                                                 ------- -------    --------
Commitments and contingencies (Notes 4, 8 and
 10)
Stockholders' equity:
  Preferred stock, $0.10 par value; 200,000
   shares authorized, no shares issued and out-
   standing.....................................     --      --          --
  Class A common stock, $0.000006 par value;
   68,060,000 shares authorized; 49,800,000
   shares issued and outstanding at March 31,
   1995 and 1996 and 14,402,404 issued and out-
   standing, at September 30, 1996..............     --      --          --
  Class B non-voting common stock, $0.000006 par
   value; 2,200,000 shares authorized; no shares
   issued and outstanding.......................     --      --          --
  Additional paid-in capital....................   1,931   1,931      36,991
  Warrants......................................     --      --          930
  Accumulated earnings (deficit)................   6,553  19,343    (125,353)
  Cumulative foreign currency translation ad-
   justment.....................................     --      (12)       (12)
                                                 ------- -------    --------
    Total stockholders' equity (deficit)........   8,484  21,262     (87,444)
                                                 ------- -------    --------
                                                 $16,817 $33,820    $ 34,628
                                                 ======= =======    ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          FISCAL            SIX MONTHS ENDED
                                   YEAR ENDED MARCH 31,       SEPTEMBER 30,
                                  ------------------------  ------------------
                                   1994     1995    1996      1995      1996
                                  -------  ------- -------  --------  --------
                                                               (UNAUDITED)
Revenues........................  $20,534  $29,164 $65,439  $ 27,089  $ 39,138
Cost of revenues................    9,651   14,230  30,902    14,204    17,980
                                  -------  ------- -------  --------  --------
Gross profit....................   10,883   14,934  34,537    12,885    21,158
                                  -------  ------- -------  --------  --------
Operating expenses:
  Selling, general and
   administrative expenses......    6,066    8,169  12,087     5,367     7,513
  Research and development ex-
   penses.......................    2,048    2,296   2,781     1,242     1,831
  Depreciation and amortiza-
   tion.........................      297      330     386       196       203
                                  -------  ------- -------  --------  --------
    Total operating expenses....    8,411   10,795  15,254     6,805     9,547
                                  -------  ------- -------  --------  --------
Operating income................    2,472    4,139  19,283     6,080    11,611
                                  -------  ------- -------  --------  --------
Other income (expense), net:
  Interest income (expense),
   net..........................      (98)      12     165        35    (1,833)
  Nonrecurring recapitalization
   expenses.....................      --       --      --        --     (1,120)
  Other income (expense), net...     (126)      66     (93)      (27)      (39)
                                  -------  ------- -------  --------  --------
    Total other income (ex-
     pense), net................     (224)      78      72         8    (2,992)
                                  -------  ------- -------  --------  --------
Income before income taxes......    2,248    4,217  19,355     6,088     8,619
Provision for income taxes......      730    1,387   6,565     2,126     3,281
                                  -------  ------- -------  --------  --------
Net income......................  $ 1,518  $ 2,830 $12,790  $  3,962  $  5,338
                                  =======  ======= =======  ========  ========
Pro forma net income per common
 share (Note 2).................  $  0.09  $  0.18 $  0.80  $   0.25  $   0.33
                                  =======  ======= =======  ========  ========
Pro forma weighted average
 common shares outstanding (Note
 2).............................   16,055   16,055  16,055    16,055    16,055
                                  =======  ======= =======  ========  ========


 The accompanying notes are an integral part of these consolidated statements.

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                CLASS B                                    CUMULATIVE
                                                              NON-VOTING                                     FOREIGN
                  PREFERRED STOCK    CLASS A COMMON STOCK    COMMON STOCK  ADDITIONAL          ACCUMULATED  CURRENCY
                  -----------------  -------------------------------------  PAID-IN             EARNINGS   TRANSLATION
                  SHARES   AMOUNT       SHARES      AMOUNT   SHARES AMOUNT  CAPITAL   WARRANTS  (DEFICIT)  ADJUSTMENT   TOTAL
                  -------  --------  -------------  --------------- ------ ---------- -------- ----------- ----------- --------
Balance, March
 31, 1993........      --  $    --      49,800,000  $   --     --   $ --    $ 1,801     $--     $   2,205     $ --     $  4,006
 Net income......      --       --             --       --     --     --        --       --         1,518       --        1,518
                   ------- --------  -------------  -------   ----  -----   -------     ----    ---------     -----    --------
Balance, March
 31, 1994........      --       --      49,800,000      --     --     --      1,801      --         3,723       --        5,524
 Net income......      --       --             --       --     --     --        --       --         2,830       --        2,830
 Capital
  contribution...      --       --             --       --     --     --        130      --           --        --          130
                   ------- --------  -------------  -------   ----  -----   -------     ----    ---------     -----    --------
Balance, March
 31, 1995........      --       --      49,800,000      --     --     --      1,931      --         6,553       --        8,484
 Net income......      --       --             --       --     --     --        --       --        12,790       --       12,790
 Foreign currency
  translation
  adjustment.....      --       --             --       --     --     --        --       --           --        (12)        (12)
                   ------- --------  -------------  -------   ----  -----   -------     ----    ---------     -----    --------
Balance, March
 31, 1996........      --       --      49,800,000      --     --     --      1,931      --        19,343       (12)     21,262
 Net income
  (unaudited)....      --       --             --       --     --     --        --       --         5,338       --        5,338
 Common Stock
  issued in
  connection with
  the
  Recapitalization
  (Note 10)......      --       --      11,165,241      --     --     --     36,000      --           --        --       36,000
 Common Stock
  retired in
  connection with
  the
  Recapitalization
  (Note 10)......      --       --     (46,832,022)     --     --     --     (1,816)     --      (150,034)      --     (151,850)
 Common Stock
  issued to
  Management in
  connection with
  the
  Recapitalization
  (Note 10)......      --       --         269,185      --     --     --        876      --           --        --          876
 Warrants issued
  in connection
  with the
  Recapitalization
  (Note 10)......      --       --             --       --     --     --        --       930          --        --          930
                   ------- --------  -------------  -------   ----  -----   -------     ----    ---------     -----    --------
Balance,
 September 30,
 1996
 (unaudited).....      --  $ --         14,402,404  $   --     --   $ --    $36,991     $930    $(125,353)    $ (12)   $(87,444)
                   ======= ========  =============  =======   ====  =====   =======     ====    =========     =====    ========


 The accompanying notes are an integral part of these consolidated statements.

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED
                              FISCAL YEAR ENDED MARCH 31,      SEPTEMBER 30,
                             -------------------------------  -----------------
                               1994       1995       1996      1995      1996
                             ---------  ---------  ---------  -------  --------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
 Net income................  $   1,518  $   2,830  $  12,790  $ 3,962  $  5,338
                             ---------  ---------  ---------  -------  --------
 Adjustments to reconcile
  net income to net cash
  provided by (used in) op-
  erating activities:
  Depreciation and
   amortization............        297        330        386      196       350
  Stock grant..............        --         --         --       --        120
  Deferred income taxes....        --        (515)        52      --       (377)
  Changes in assets and
   liabilities:
   Accounts receivable,
    net....................     (1,828)     1,884     (6,307)  (4,644)     (680)
   Related-party balances,
    net....................        324        --         --       --        --
   Inventories.............     (1,978)    (4,125)    (5,017)  (1,670)      224
   Prepaid expenses and
    other current assets...        (11)      (876)       273       14      (705)
   Escrow and other
    deposits...............        --        (270)       164      349        53
   Accounts payable........         69        (96)     1,777     (398)     (778)
   Accrued liabilities.....      1,978        886      2,769      (95)    1,316
   Income taxes payable....        260       (676)     1,305      691        21
   Deferred revenue-
    advanced billings......       (733)     2,397     (2,039)    (780)     (197)
   Deferred warranty
    revenue and reserves...        997        197        421      191       288
   Noncurrent liabilities..        167         45         (8)      (4)       (6)
                             ---------  ---------  ---------  -------  --------
    Total adjustments......       (458)      (819)    (6,224)  (6,150)     (371)
                             ---------  ---------  ---------  -------  --------
    Net cash provided by
     (used in) operating
     activities............      1,060      2,011      6,566   (2,188)    4,967
                             ---------  ---------  ---------  -------  --------
Cash flows from investing
 activities:
 Additions to property and
  equipment, net...........       (405)      (191)      (761)    (421)     (432)
                             ---------  ---------  ---------  -------  --------
Cash flows from financing
 activities:
 Net borrowings
  (repayments) of line of
  credit...................        762       (876)       --       904       --
 Borrowings of long-term
  debt.....................        --         --         --       --    110,000
 Repayments of long-term
  debt.....................        --         --         --       --       (200)
 Repayments of related-
  party notes payable......     (1,075)       --         --       --        --
 Proceeds from sale of
  common stock.............        --         --         --       --     36,756
 Repurchase of common
  stock....................        --         --         --       --   (151,850)
 Other assets..............        --         --         --       --     (6,411)
                             ---------  ---------  ---------  -------  --------
    Net cash (used in)
     provided by financing
     activities............       (313)      (876)       --       904   (11,705)
                             ---------  ---------  ---------  -------  --------
Effect of changes in for-
 eign exchange rates.......        --         --         (12)     --        --
                             ---------  ---------  ---------  -------  --------
Net increase (decrease) in
 cash......................        342        944      5,793   (1,705)   (7,170)
Cash, beginning of period..      1,042      1,384      2,328    2,328     8,121
                             ---------  ---------  ---------  -------  --------
Cash, end of period........  $   1,384  $   2,328  $   8,121  $   623  $    951
                             =========  =========  =========  =======  ========
Supplemental disclosures of
 cash paid for:
  Interest.................  $     117  $      48  $      11  $     1  $    130
                             =========  =========  =========  =======  ========
  Income taxes.............  $     584  $   2,100  $   4,809  $ 1,012  $  3,541
                             =========  =========  =========  =======  ========
Supplemental disclosure of
 noncash transactions:
  Capital contribution
   recorded for forgiveness
   of
   related-party payable...  $     --   $     130  $     --   $   --   $    --
                             =========  =========  =========  =======  ========

 The accompanying notes are an integral part of these consolidated statements.

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

1. ORGANIZATION AND NATURE OF BUSINESS

  Firearms Training Systems, Inc. ("FATS" or the "Company"), a Delaware corporation, was incorporated in 1984. The Company was a wholly owned subsidiary of THIN International N.V. (previously Firearms Training Systems International N.V.) ("THIN International"), a Netherlands Antilles corporation, until July 31, 1996, at which time approximately 79.0% of the outstanding stock of the Company was sold to a group of entities (the "Centre Entities") managed by Centre Partners Management LLC, in connection with a recapitalization and stock purchase and sale agreement (the "Recapitalization") (Note 10).

  FATS is engaged in the development, manufacture, sale, and servicing of small and supporting arms training simulators and simulated firearms. The Company's products include weapon simulators for military, law enforcement, sport shooting, hunter education, and public training as well as for vessel weapons training. The Company's customers include military and law enforcement agencies primarily throughout the United States ("U.S."), Europe and Asia.

  The Company has five wholly owned subsidiaries (the "Subsidiaries"). F.A.T.S. Foreign Sales Corporation was organized in April 1995 to act as agent with respect to export sales of products and services outside the United States. Firearms Training Systems, Ltd. ("FATS U.K."), previously a wholly owned subsidiary of THIN International (Note 10), performs maintenance work on certain British contracts and some weapons simulator manufacturing work. The operations of FATS U.K. and the Company's remaining three subsidiaries are not currently significant to the consolidated financial position or results of operations of the Company.

  THIN International is a holding company with no separate operations. Accordingly, the consolidated statements of income reflect all of the costs of doing business related to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany transactions and balances have been eliminated.

 Foreign Currency Translation

  The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity, net of related income taxes.

 Revenue Recognition

  Substantially all revenue is derived from the sale of small and supporting arms training simulators and accessories. Revenue is primarily recognized upon shipment. A significant portion of the Company's revenues are derived from shipments under contract with various governmental agencies. Such contracts generally specify pricing terms by product and provide for shipment of the Company's simulators and other products over an extended period of time, with billings related to the shipment schedule. These contracts generally do not include reimbursement of product development costs, and the Company does not utilize percentage of completion accounting due to the nature of the contractual arrangements. Advanced billings related to contracts are recorded as deferred revenue and are recognized primarily as units are delivered. Amounts billed for extended warranties are recorded as deferred revenue and are recognized as income over the lives of the service agreements, which generally range from one to three years.

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)
 Restricted Cash

  In accordance with the terms of an escrow agreement with an agent of the Company, an escrow account is used to ensure contract performance by the Company under certain foreign contracts. The cash included in the escrow account is restricted and is paid out over a scheduled term. The balance in the escrow account has been classified in the accompanying financial statements as follows (in thousands):

                                                         MARCH 31, SEPTEMBER 30,
                                                         ---------     1996
                                                         1995 1996  (UNAUDITED)
                                                         ---- ---- -------------
   Prepaid expenses and other current assets............ $146 $157     $124
   Escrow and other deposits............................  257   86       33
                                                         ---- ----     ----
     Total.............................................. $403 $243     $157
                                                         ==== ====     ====

 Inventories

  Inventories consist primarily of projectors, computer hardware, simulators, and component parts. Inventories are valued at the lower of cost (on a first-in, first-out basis) or market. Cost includes materials, labor, and manufacturing overhead. Market is defined as net realizable value.

  Inventories consist of the following (in thousands):

                                                      MARCH 31,    SEPTEMBER 30,
                                                    --------------     1996
                                                     1995   1996    (UNAUDITED)
                                                    ------ ------- -------------
   Raw materials................................... $3,286 $ 6,620    $ 5,470
   Work in progress................................  3,390   5,556      6,406
   Finished goods..................................  1,143     660        736
                                                    ------ -------    -------
                                                    $7,819 $12,836    $12,612
                                                    ====== =======    =======

 Property and Equipment

  Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

  The detail of property and equipment is as follows (in thousands):

                                MARCH 31,      SEPTEMBER 30,
                             ----------------      1996
                              1995     1996     (UNAUDITED)      USEFUL LIVES
                             -------  -------  ------------- --------------------
   Machinery and equip-
    ment...................  $ 1,134  $ 1,704     $ 1,749    Five years
   Demonstration equip-
    ment...................      536      602         881    Three years
   Furniture and fixtures..      563      572         547    Five years
   Vehicles................      255      371         367    Three years
   Leasehold improvements..        2        2          34    Remaining lease term
                             -------  -------     -------
                               2,490    3,251       3,578
   Less accumulated
    depreciation and
    amortization...........   (1,721)  (2,107)     (2,205)
                             -------  -------     -------
                             $   769  $ 1,144     $ 1,373
                             =======  =======     =======

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)
 Long-Lived Assets

  Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

 Accrued Liabilities

  Accrued liabilities consist of the following (in thousands):

                                                    MARCH 31,   SEPTEMBER 30,
                                                  -------------     1996
                                                   1995   1996   (UNAUDITED)
                                                  ------ ------ -------------
   Sales commissions, bonuses and agents commis-
    sion......................................... $  937 $2,347    $ 1,444
   Professional fees.............................    888    484         99
   Unvouchered accounts payable..................    459  1,568      1,399
   Accrued interest..............................    --     --       1,809
   Other.........................................    580    808      1,772
                                                  ------ ------    -------
                                                  $2,864 $5,207    $ 6,523
                                                  ====== ======    =======

  Unvouchered accounts payable represent accruals for products and services received but for which the Company has not yet been billed.

 Noncurrent Liabilities

  Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases," requires the straight-line recognition of escalating future minimum lease payments. The Company has escalating rents in connection with the lease of its manufacturing and office facility located near Atlanta, Georgia. In addition, the Company received six months of free rent during the initial period of the lease. The escalating rents and the free rents are recognized on a straight-line basis over the term of the lease. Accrued rental expense associated with the straight-line recognition of escalating rents of approximately $211,000, $204,000, and $198,000 at March 31, 1995 and 1996 and
September 30, 1996, respectively, is included in noncurrent liabilities in the accompanying balance sheets.

 Stock-Based Compensation Plans

  The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company has adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

 Research and Development Activities

  The Company expenses research and development costs as incurred. Research and development costs included in the accompanying statements of income include salaries, wages, benefits, general and administrative, prototype equipment, project supplies and other related costs directly associated with research and development activities.

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

 Financial Instruments

  SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the following information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. The financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, and accounts payable at March 31, 1995 and 1996 and September 30, 1996. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. In management's opinion, the carrying amounts of these financial instruments approximate their fair values due to the immediate or short-term maturity of these financial instruments at March 31, 1995 and 1996 and September 30, 1996.

 Pro Forma Net Income Per Common Share

  Pro forma net income per common share is computed using the weighted average number of shares of common stock and dilutive common stock equivalent shares ("CSEs") from warrants and from stock options (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and CSEs issued at prices below the expected public offering price during the 12-month period prior to the Company's expected initial public offering (the "Offering") (Note 3) have been included in the calculation as if they were outstanding for all periods prior to the Offering, regardless of whether they are dilutive. Accordingly, the shares issued in the Recapitalization (Note 10), all shares issuable upon exercise of stock options granted (Note 5), and all shares issuable upon exercise of warrants (Note 4) are included in the earnings per share calculations for all periods presented. As the Company also repurchased shares in connection with the Recapitalization, the effect of the repurchased shares is also included in the earnings per share calculations for all periods presented.

 Stock Split

  In connection with the Recapitalization (Note 10), the Company effected a 100,000-for-one stock split subsequent to fiscal year-end. In anticipation of the Offering, the Company effected another stock split of 1.66-for-one subsequent to fiscal year-end. All references in the accompanying financial statements to number of shares and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of common shares outstanding from both the 100,000-for-one stock split and the 1.66-for-one stock split.

 Preferred Stock

  The Company has 200,000 authorized shares of Preferred Stock, 10,000 shares of which have been designated Senior Preferred Stock with a par value of $0.10 per share and a stated liquidation value of $1,000 per share, and 5,000 shares of which have been designated Junior Preferred Stock with a par value of $0.10 per share and a stated liquidation value of $1,000 per share. No shares of preferred stock have been issued and no shares were outstanding at March 31, 1995 and 1996 and September 30, 1996.

 Income Taxes

  The Company is a C corporation for U.S. federal income tax reporting purposes and accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires the use of an asset and liability method of accounting for deferred income taxes. Under SFAS No. 109, deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized.

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Interim Unaudited Data for the Six Months Ended September 30, 1995 and 1996

  In the opinion of management, the unaudited condensed consolidated financial statements contain all the normal and recurring adjustments necessary to present fairly the consolidated financial position of the Company and its subsidiaries at September 30, 1996 and the consolidated results of the Company's operations and their cash flows for the six months ended September 30, 1995 and 1996.

3. THE OFFERING

  The Company plans to proceed with the Offering as described elsewhere in this Prospectus with the anticipation of raising approximately $82.1 million in capital net of underwriting discount and estimated expenses. The Company anticipates using the net proceeds to the Company to pay off the senior subordinated bridge notes (the "Bridge Notes") (Note 4), fund the contingent payment to THIN International (Note 10), pay for the settlement of the outstanding warrants (Note 4), and reduce a portion of the senior bank debt (Note 4). There can be no assurance that the Offering can be completed at the anticipated price, or at all. There are significant potential risks associated with the purchase of shares in the Offering. See "Risk Factors" elsewhere in this Prospectus related to the proposed offering for a discussion of these risks.

4. BORROWINGS

 Former Revolver Agreement

  The Company had a revolving credit agreement with a bank (the "Former Revolver Agreement") which allowed the Company to borrow a maximum of $6,000,000 based on certain asset levels defined in the Former Revolver Agreement. At March 31, 1995 and 1996 the Company had no outstanding borrowings under the Former Revolver Agreement. The Former Revolver Agreement was terminated subsequent to year-end in connection with the Company's obtaining the financing discussed below.

  The Company had outstanding irrevocable standby letters of credit in the principal amount of approximately $1,663,000, $825,000 and $847,000 at March 31, 1995 and 1996 and September 30, 1996, respectively, in connection with the performance of certain sales contracts.

 NationsBank Credit Agreement

  On July 31, 1996, the Company entered into a credit agreement with a consortium of financial institutions (the "NationsBank Credit Agreement"). The NationsBank Credit Agreement allows the Company to borrow up to an aggregate of $85.0 million in three components:

  (1) Revolving credit facility with an aggregate principal amount of up to $15.0 million (which includes a $7.5 million letter-of-credit subfacility and a $2.0 million swing line subfacility) (the "NationsBank Revolving Credit Facility"). The NationsBank Revolving Credit Facility matures and is payable July 31, 2002. At September 30, 1996, the Company had no outstanding borrowings under this facility.

  (2) A term loan with an aggregate principal amount of up to $30.0 million, with quarterly principal payments ranging from $200,000 to $1,750,000, commencing September 30, 1996 and maturing July 31, 2002 (the "Tranche A Loan"). At September 30, 1996, $29.8 million was outstanding under the Tranche A Loan.

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

  (3) A term loan with an aggregate principal amount of up to $40.0 million, with quarterly principal payments ranging from $125,000 to $9,350,000, commencing December 31, 1996 and maturing July 31, 2003 (the "Tranche B Loan"). At September 30, 1996, $40.0 million was outstanding under the Tranche B Loan.

  The Tranche A Loan and the NationsBank Revolving Credit Facility bear interest at the Company's option of either:

  (a) The greater of (i) prime plus 1.25% to 1.75% (based on the Company's leverage ratio and certain other factors defined in the NationsBank Credit Agreement) or (ii) the federal funds rate plus 1.75% to 2.25% (based on the Company's leverage ratio and certain other factors defined in the NationsBank Credit Agreement) or

  (b) A function of the Eurodollar rate plus 2.25% to 2.75% (based on the Company's leverage ratio and certain other factors defined in the NationsBank Credit Agreement).

  The Tranche B Loan bears interest at the Company's option of either:

  (a) The greater of (i) prime plus 2.5% (based on the Company's leverage ratio and certain other factors defined in the NationsBank Credit Agreement) or (ii) the federal funds rate plus 3.0% (based on the Company's leverage ratio and certain other factors defined in the NationsBank Credit Agreement) or

  (b) A function of the Eurodollar rate plus 3.5% (based on the Company's leverage ratio and certain other factors defined in the NationsBank Credit Agreement).

  The Company elected the Eurodollar rate for the Tranche A Loan and Tranche B Loan, effective August 5, 1996 for a period of ninety days. At September 30, 1996, the interest rates were 8.39% for the Tranche A Loan and 9.14% for the Tranche B Loan. The interest rate at September 30, 1996 for the NationsBank Revolving Credit Facility was 10.0%.

  The NationsBank Credit Agreement also calls for a commitment fee of 0.5% per year, paid quarterly, on the unused portion of the NationsBank Revolving Credit Facility and a yearly fee of $100,000. In addition, the Company paid approximately $2,716,000 in bank transaction fees (including the initial yearly fee) related to consummating the NationsBank Credit Agreement.

  The borrowings under the NationsBank Credit Agreement are secured by substantially all of the Company's assets, a pledge of all of the common shares of the Company, and a pledge of 65% of the capital stock of the Company's foreign subsidiaries. The NationsBank Credit Agreement also contains restrictive covenants which, among other things, limit borrowings and capital expenditures; require certain leverage, fixed charge, and interest coverage ratios, as defined, to be maintained; and require a minimum net worth, as defined. Initial borrowings under the NationsBank Credit Agreement were approximately $76.0 million.

 Bridge Notes

  Also in July 1996, the Company received $40.0 million from the sale of Bridge Notes to a financing institution. The Bridge Notes mature on July 31, 2004 and bear interest at a face rate of 12.5% to 13.0%, payable quarterly. At September 30, 1996, $40.0 million was outstanding under the Bridge Notes.

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)
  The Bridge Notes required the Company to take action on or before September 30, 1996 to obtain other permanent financing. The proceeds of such refinancing are to be used to repay the Bridge Notes. If such financing is not obtained and the Bridge Notes have not been redeemed by December 30, 1996, the Company is required to issue to the holders of the Bridge Notes junior preferred stock with a stated liquidation value, as defined, of $5 million in exchange for $5 million of the outstanding principal balance of the Bridge Notes. The junior preferred stock may be put to the Centre Entities, at a date no later than January 30, 1998, for $5 million plus all accrued and unpaid dividends. In addition, the junior preferred stock is convertible at the holder's option into Class A common stock at a conversion price of approximately $3.22, subject to adjustment for antidilution, through January 31, 1998. The junior preferred stock earns cumulative dividends of 14.0% per annum, calculated quarterly, subject to certain restrictions included in the certificate of designation, including the presence of outstanding debt and senior preferred stock. No junior preferred stock has been issued as of September 30, 1996.

  If additional amounts remain outstanding under the Bridge Notes after the issuance of the junior preferred stock, the Company is required to issue to the holders senior preferred stock with a stated liquidation value, as defined, of $10 million in exchange for $10 million of the outstanding principal balance of the Bridge Notes. The senior preferred stock carries a mandatory redemption clause which requires the Company to redeem the senior preferred stock on a pro rata basis based on the amount of any prepayment of the outstanding Bridge Notes until July 31, 2006, at which time all of the outstanding senior preferred stock shall be redeemed. The redemption price of the senior preferred stock is $10 million plus all accrued and unpaid dividends. The senior preferred stock earns cumulative dividends at 14.0% per annum, calculated quarterly. No senior preferred stock has been issued as of September 30, 1996.

  The agreement under which the Bridge Notes were issued contains restrictive covenants which, among other things, limit borrowings and require certain leverage and interest coverage ratios to be maintained. In the event the Company prepays the Bridge Notes as contemplated in the Offering, a 3.25% fee will be incurred on the balance prepaid.

 Use of Proceeds

  Proceeds from the NationsBank Credit Agreement and the Bridge Notes were used by the Company to repurchase stock from THIN International in connection with the Recapitalization (Note 10).

 Warrants

  In connection with the Bridge Notes, the Company entered into a warrant escrow agreement which requires the Company to release from escrow warrants for between 288,434 and 2,019,034 shares of common stock (in any combination of voting or nonvoting as the holder may elect), contingent upon how and when the Bridge Notes are repaid and the senior preferred stock is redeemed. If any of the Bridge Notes or senior preferred stock remain outstanding after the first anniversary of the date of issuance of the Bridge Notes, all warrants will be issued to the holders of the Bridge Notes and Preferred Stock. The warrants are exercisable at the earlier of July 31, 1997 or the effective date of the Offering through July 31, 2006 at an exercise price of approximately $0.0006 per share of common stock. In connection with the issuance of the Bridge Notes, the Company deposited certain warrants to purchase shares of Common Stock in escrow, including warrants to purchase 288,434 shares of Common Stock at a nominal price that would be delivered to NationsBridge if the Offering is consummated as anticipated. NationsBridge and the Company have agreed that these warrants will be redelivered to the Company and cancelled in exchange for a payment of approximately $4.0 million from the net proceeds from the sale of Common Stock received by the Company in the Offering (assuming the Offering is completed at $15.00 per share). If the Company repays the Bridge Notes with proceeds from the Offering prior to December 30, 1996, no

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)
additional warrants will be issued. The fair value of these warrants at the date of grant is estimated to be approximately $3.22 per share, which is the price paid per share by the Centre Entities in connection with the Recapitalization (Note 10). The effective interest rate of the Bridge Notes, taking into consideration the issuance of such warrants, would be approximately 12.8% to 13.3%.

 Fees and Expenses

  The Company capitalized approximately $6,205,000 of fees and expenses incurred in connection with the NationsBank Credit Agreement and the Bridge Notes. The fees were paid to the bank upon consummation of the transaction and the expenses consisted primarily of legal, accounting and other miscellaneous expenses. The fees and expenses are being amortized over the life of the related debt. The capitalized fees and expenses have been included in other assets, net of accumulated amortization, in the accompanying balance sheets.

5. STOCK-BASED COMPENSATION PLAN

  Subsequent to year-end, the Company adopted the Firearms Training Systems, Inc. Stock Option Plan (the "Plan"). The Company has reserved a total of 2,490,000 shares of Class A common stock for issuance under the Plan under three different nonqualified option series. The Plan provides for antidilution in the event of certain defined circumstances. The Plan will be administered by a committee (the "Committee") designated by the board of directors of the Company. The price of options granted will be determined at the date of grant.

 Series A Options

  Options under this series will be available for grant to officers and other employees. The options are generally exercisable as follows: (i) 50% on the third anniversary of the option issue date (the "option date"), (ii) 25% on the fourth anniversary of the option date, and (iii) 25% on the fifth anniversary of the option date. The options expire on the seventh anniversary of the option date. In the event of termination of the optionee's employment for any reason other than cause (as defined in the Plan) prior to the third anniversary of the option date, 16.7% of the options shall be exercisable for each anniversary of the option date prior to the optionee's termination date. In the event of termination of the optionee's employment for cause, all of the optionee's outstanding options are terminated.


 Series B Options

  Options under this series will be available for grant to officers and other employees. The options are generally exercisable on the ninth anniversary but are subject to acceleration based on defined earnings targets. The options expire after the ninth anniversary of the option date. In the event of termination of the optionee's employment for any reason other than cause (as defined in the Plan), options shall be exercisable to the extent they are exercisable on the effective date of the optionee's termination. In the event of termination of the optionee's employment for cause, all of the optionee's outstanding options are terminated.

 Series C Options

  Options under this series will be available for grant to nonemployee directors. The options are generally exercisable one-third per year on a cumulative basis beginning on the first anniversary of the option date. The options expire on the seventh anniversary of the option date. In the event the optionee ceases to be a director, options shall be exercisable to the extent they are exercisable on the effective date of the optionee's ceasing to be a director.

 SFAS No. 123

  During 1995, the Financial Accounting Standards Board issued SFAS No. 123 which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)
an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB No. 25. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

  On September 18, 1996, in connection with the Recapitalization (Note 10), the Company granted options to purchase a total of 1,742,834 shares of common stock (Series A options for 846,517 shares of common stock, Series B options for 846,517 shares of common stock, and Series C options for 49,800 shares of common stock), at an exercise price of approximately $3.25 per share, the fair value of the Company's common stock on the date of grant. The fair value of the common stock on the date of grant was determined by the Board of Directors based upon an appraisal prepared by an independent appraisal firm.

  The Company has elected to account for its stock-based compensation plans under APB No. 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted for the six months ended September 30, 1996 using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions used for grants for the six months ended September 30, 1996:

                                                      Series A Series B Series C
                                                      -------- -------- --------
Risk free interest rate..............................   6.63%    6.79%    6.46%
Expected dividend yield..............................      0%       0%       0%
Expected lives (in years)............................   4.75      7.00     3.00
Expected volatility..................................  56.12%   56.12%   56.12%

  The total value of options granted for the six months ended September 30, 1996 was computed as approximately $3,204,000, which would be amortized on a pro forma basis over the vesting period of the options. If the Company had accounted for the Plan in accordance with SFAS No. 123, the Company's net income and net income per share would be decreased by the following pro forma amounts on an annual basis (net of tax):

                                                   PRO
                                                  FORMA
                                                  CHARGE
                                                 --------
            Net income.......................... $362,000
            Pro forma net income per share......    $0.02

  The following table sets forth the exercise price range, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price and grant date:

                                                                      WEIGHTED
                                                                       AVERAGE
                                  EXERCISE   NUMBER OF   WEIGHTED    CONTRACTUAL
                                 PRICE RANGE  SHARES   AVERAGE PRICE    LIFE
                                 ----------- --------- ------------- -----------
   Series A.....................    $3.25     846,517      $3.25           7
   Series B.....................     3.25     846,517       3.25           9
   Series C.....................     3.25      49,800       3.25           7

  No options were exercisable September 27, 1996.

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)

6. INCOME TAXES

  The significant components of income tax expense are as follows (in thousands):

                                                  FISCAL YEAR ENDED MARCH 31,
                                                  -----------------------------
                                                   1994      1995       1996
                                                  ------------------  ---------
   Current:
     Federal income tax expense.................. $   651  $   1,596  $   5,686
     Foreign income tax expense..................       5         76        385
     State income tax expense....................     145        230        442
   Deferred income tax (benefit) expense.........     (71)      (515)        52
                                                  -------  ---------  ---------
                                                  $   730  $   1,387  $   6,565
                                                  =======  =========  =========

  For the six months ended September 30, 1995 and 1996, the Company recorded income tax expense of approximately $2,126,000 and $3,281,000, respectively.

  A reconciliation of recorded income taxes with the amount computed at the statutory rate is as follows (in thousands):

                                               FISCAL YEAR ENDED MARCH 31,
                                               ------------------------------
                                                 1994      1995       1996
                                               --------- ---------  ---------
   Tax at statutory federal rate.............. $    764  $   1,436  $   6,774
   State taxes, net of federal income tax
    benefit...................................       89         82        404
   Research and development tax credit........     (120)      (100)      (100)
   Foreign sales corporation benefit..........      --         --        (639)
   Other......................................       (3)       (31)       126
                                               --------  ---------  ---------
       Total.................................. $    730  $   1,387  $   6,565
                                               ========  =========  =========

  The tax effects of temporary differences that give rise to significant portions of the deferred tax asset are as follows (in thousands):

                                                                      MARCH 31,
                                                                      ---------
                                                                      1995 1996
                                                                      ---- ----
   Inventory reserves................................................ $306 $380
   Deferred revenue..................................................  214  372
   Accrued liabilities...............................................  318  156
   Other.............................................................   80  (42)
                                                                      ---- ----
   Net deferred taxes................................................ $918 $866
                                                                      ==== ====

  The Company's management has determined that it will be able to fully utilize the deferred tax assets.

7. CONCENTRATION OF REVENUES

  Most of the Company's customers to date have been in the public sector of the U.S., including the federal, state and local governments, and in the public sectors of a number of other countries. Approximately 44.3% of the Company's revenues for fiscal 1996 were attributable to sales to military authorities in the U.S., 11.5% were

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)
attributable to sales to law enforcement authorities in the U.S. and 43.3% were attributable to sales to military and law enforcement authorities internationally. Sales to public sector customers are subject to a multiplicity of detailed regulatory requirements and public policies. Such contracts may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, U.S. government contracts and those of many international government customers may generally be terminated for a variety of factors when it is in the best interests of the government. There can be no assurance that these factors or others unique to government contracts will not have a material adverse effect on the Company's future results of operations and financial condition.

  For the year ended March 31, 1996, the Company's five largest customers accounted for approximately 67.4% of the Company's total revenues. For any period, a "Major Customer" is defined as a customer from which the Company generated more than 10% of its revenues for that period. The following table summarizes information about the Company's Major Customers for the years ended March 31, 1994, 1995, and 1996:

                                                         AGGREGATE PERCENT OF
                                                         REVENUES     TOTAL
                        MAJOR CUSTOMERS                   (000'S)   REVENUES
        -----------------------------------------------  ---------  ---------
   1994 British Ministry of Defense....................   $6,225       30.3%
        Finanza........................................    3,336       16.3
        U.S. Air Force (including certain other
         components of the Department of Defense)......    3,246       15.8
   1995 British Ministry of Defense....................    8,660       29.7
        Singapore Army.................................    3,935       13.5
        U.S. Air Force (including certain other
         components of the Department of Defense)......    3,546       12.2
        Swiss Army.....................................    3,212       11.0
   1996 U.S. Marine Corps .............................   17,371       26.5
        Royal Netherlands Army.........................    8,279       12.7
        U.S. Army......................................    6,610       10.1

  At March 31, 1995 and 1996, the Company had approximately $628,000 and $3,999,000, respectively, in outstanding accounts receivable related to revenues recognized from Major Customers for the related year.

  Given the nature of the Company's contracts, revenues attributable to specific customers are likely to vary from year to year, and a significant customer in one year may not be a significant customer in a subsequent year. In order to reach its growth objectives, the Company will be required to seek contracts from new domestic and international customers as well as orders from existing customers for additional types of simulated firearms or increased quantities of previously ordered systems and simulated weapons. A significant decrease in demand by or the loss of one or more significant customers could have a material adverse effect on the Company's results of operations or financial condition.

  The type of government contracts awarded to the Company in the future may affect its financial performance. A number of the Company's contracts have been obtained on a sole source basis while others, including its largest current contract (Contract 2014 with the U.S. Marine Corps), were obtained through a competitive bidding process. The extent to which the Company's contracts and orders are obtained through a competitive bidding process rather than as sole source contracts may affect the Company's profit margins. The

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)
contracts obtained by the Company in the future may also be cost-reimbursement type contracts rather than fixed-price contracts, which may not take into account certain costs of the Company such as interest on indebtedness. There can be no assurance that changes in the type of government contracts and other contracts entered into by the Company in the future will not have a material adverse effect on future results of operations or financial condition of the Company.

  A significant portion of the Company's sales are made to customers located outside the U.S., primarily in Europe and Asia. In fiscal 1994, 1995 and 1996, 66.1%, 66.3% and 43.3% of the Company's revenues, respectively, were derived from sales to customers located outside the U.S. The Company expects that its international customers will continue to account for a substantial portion of its revenues in the near future. Sales to international customers may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations and tariff rates. In addition, various forms of protectionist trade legislation have been and in the future may be proposed in the U.S. and certain other countries. Any resulting changes in current tariff structures or other trade and monetary policies could adversely affect the Company's sales to international customers. Political and economic factors have been identified by the Company with respect to certain of the markets in which it competes. There can be no assurance that these factors will not result in defaults by customers in making payments due to the Company, in reductions in the purchases of the Company's products by international customers or in foreign currency exchange losses. In certain cases, the Company has reduced certain of the risks associated with international contracts by obtaining bank letters of credit to support the payment obligations of its customers and/or by providing in its contracts for payment in U.S. dollars.

8. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company leases its manufacturing and operating facilities and office equipment under operating leases with terms in excess of one year. Rent expense under noncancelable operating leases was approximately $424,000, $522,000 and $552,000 for the years ended March 31, 1994, 1995, and 1996, respectively, and approximately $243,000 and $272,000 for the six months ended September 30, 1995 and 1996, respectively.

  At March 31, 1996, future minimum payments under noncancelable operating leases were as follows (in thousands):

               FISCAL
            YEARS ENDED
             MARCH 31,
            -----------
              1997................................. $  574
              1998.................................    597
              1999.................................    582
              2000.................................    574
              2001.................................    580
            Thereafter.............................  4,100
                                                    ------
                                                    $7,007
                                                    ======

                        FIREARMS TRAINING SYSTEMS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                  UNAUDITED)
 Transition Bonus Agreements

  In March 1996, the Company entered into agreements with 13 employees to pay a transition bonus at the earlier of the six-month anniversary of the Recapitalization (Note 10) or the employee's termination date. The total of these agreements is $400,000, and is being recognized as expense over six months commencing with the effective date of the Recapitalization.

 Government Agency Review

  The Company is subject to review and regulation by various government agencies as a result of the nature of its business involving the import and export of firearms.

  The Company is subject to the export licensing jurisdiction of the U.S. Department of State (the "State Department") and the U.S. Department of Commerce (the "Commerce Department") with respect to the temporary or permanent export of certain of its products and the import of certain other products based on, respectively, the Arms Export Control Act and the Export Administration Act (which, though expired, is carried out by Presidential Executive Order issued under the auspices of the International Emergency Economic Powers Act). Difficult questions of interpretation arise from time to time as to whether particular products or information are subject to State Department or Commerce Department Regulation or require licenses under either set of controls. In addition to application to transfers of information and products to customers, such regulations also may from time to time require a license for the transfer of technical information from the Company to its foreign subsidiaries, such as information necessary to enable a subsidiary to modify simulated weapons for use in systems being supplied by the subsidiary to customers. The Company attempts to remain in full compliance with such requirements, but certain infractions may have occurred from time to time in connection with the transfer of information to a subsidiary which the Company is currently voluntarily bringing to the attention of the State Department. The Company believes that transfers of such nature prior to September 10, 1996 will not be at issue with the State Department; however, the State Department is expected to assert that transfers subsequent to September 10, 1996 required separate State Department licenses. The Company intends to apply for an appropriate authorization. The respective jurisdictional statutes provide the State Department and the Commerce Department with the discretion to change their policies with respect to whether particular products can be licensed for export to particular countries. In addition, in certain circumstances, export licenses and other authorizations may be revoked, suspended or amended without notice. Such events have occurred with respect to other companies subject to export licensing requirements relating to defense articles and defense services in connection with the State Department's implementation of the Arms Export Control Act. Such events have also occurred with respect to the Commerce Department's implementation of the Export Administration Act. Each of the State Department and the Commerce Department has the authority in certain circumstances to debar persons or deny them export privileges. Such action may be taken for, among other reasons, commission of civil violations, including infractions of the nature described above, and criminal offenses in connection with exports. Any loss, suspension or revocation of the Company's export licenses could have a material adverse effect on the Company's future results of operations and financial condition. The Company does not believe that any previous infractions which may have occurred in connection with the transfer of information to a subsidiary will have a material adverse effect on its financial condition, results of operations, or the conduct of its business.

 Legal

  The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)
  In July 1994, the Company disclosed to the Federal Election Commission (the "FEC") that violations of the Federal Election Campaign Act ("FECA") may have occurred with respect to a total of $8,500 in political contributions made on behalf of candidates for Congressional election. As disclosed by the Company, Mr. Jody Scheckter, who was then the President of the Company, was reimbursed by the Company for personal contributions ranging from $500 to $2,000 over the period from October 1989 through June 1993. Mr. Scheckter promptly reimbursed the Company for these amounts and contends that he had previously been unaware that the reimbursements had occurred. In October 1994, the FEC found reason to believe that the Company, Mr. Scheckter and a secretarial employee who had processed the reimbursements had knowingly and wilfully violated provisions of the FECA. Counsel for the three respondents contested the FEC's finding. Although the Company cannot predict how or when the matter will be resolved, the statutory procedures provide for an attempt at conciliation, including payment of civil penalties in the event that the FEC determines there is probable cause to believe a violation has occurred. Failing such resolution, the FEC may institute a civil action seeking civil penalties or refer the matter to the U.S. Attorney General for possible criminal prosecution. The Company does not believe that the ultimate resolution of the matter will have a material adverse effect on its financial condition, results of operations or the conduct of its business.

  The allegations of violations of FECA were apparently triggered by a complaint by a former chief financial officer of the Company who also alleged violations of other federal statutes. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition, results of operations, or the conduct of its business.

9. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

  The Company operates in one industry segment--the manufacture, sale, and service of small and supporting arms training simulators. The Company sells its products throughout the world and operates primarily in the U.S. Export sales are handled through the Company's international sales corporation and, to a lesser extent, through certain foreign subsidiaries. Operations of the subsidiaries outside of the U.S. are not material. Geographic financial information on international sales is as follows (in thousands):

                                                                SIX MONTHS
                               FISCAL YEAR ENDED MARCH 31,  ENDED SEPTEMBER 30,
                              ----------------------------- -------------------
                                1994      1995      1996      1995      1996
                              --------- --------- --------- --------- ---------
   International sales:
     Europe.................. $  11,518 $  12,599 $  26,252 $   9,861 $  12,125
     Asia....................       --      3,935     1,165       507       408
     Other...................     2,063     2,808       911       460     1,151
                              --------- --------- --------- --------- ---------
       Total................. $  13,581 $  19,342 $  28,328 $  10,828 $  13,684
                              ========= ========= ========= ========= =========

10. THE RECAPITALIZATION

  In connection with the Recapitalization:


  . The Company effected a 100,000-for-one stock split, resulting in 49,800,000 shares of Class A common stock outstanding and owned by THIN International (including the 1.66-for-one stock split).

  . The Company sold a total of 11,165,241 shares of Class A common stock and Class B non-voting common stock to the Centre Entities for $36.0 million (the "Stock Sale"). The shares of Class B non-voting common stock were subsequently converted to Class A common stock.

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

  . The Company obtained $116.0 million in borrowings (including certain warrants) under the NationsBank Credit Agreement and the Bridge Notes (collectively, the "Borrowings") (Note 4).

  . Proceeds from the Borrowings and the Stock Sale were then used to repurchase 46,832,022 shares of common stock from THIN International for approximately $151.9 million, of which $15.0 million was placed in escrow for up to two years pending the occurrence of certain events as defined in the escrow agreement. The repurchased shares were canceled by the Company. A contingent payment of $19.3 million in cash will be made to THIN International upon consummation of the Offering as contemplated.

  . The Company also sold 232,333 shares to management at fair market value, granted 36,852 shares to the new President, and granted stock options for 1,742,834 shares at fair market value (Note 5).

  As a result of the Recapitalization as described above, THIN International retained approximately 20.6% of the outstanding shares of the Company and the Centre Entities owned approximately 77.5% of the Company.

  Prior to the Recapitalization, FATS U.K. was a wholly owned subsidiary of THIN International for all periods presented. Prior to the Recapitalization, THIN International contributed FATS U.K. to the Company and FATS U.K. became a wholly owned subsidiary of the Company. The accompanying financial statements have been retroactively restated at historical cost to reflect the consolidation of FATS U.K. into the Company. A significant majority of FATS U.K.'s operations involve intercompany sales to the Company, and such sales have been eliminated in these consolidated statements. Remaining operations of FATS U.K. are not material.

  In addition, THIN International paid bonuses to certain employees of the Company for services performed for THIN International in connection with the repurchase of shares of common stock from THIN International. Such bonuses have not been reflected in the accompanying financial statements, as they relate solely to services performed for the benefit of THIN International and provide no ongoing benefit to the Company.

  Prior to the consummation of the Recapitalization, the Company historically used internally generated funds to finance its operations and growth and generally had relatively insignificant amounts of non-current liabilities. In connection with the Recapitalization, the Company incurred a substantial amount of indebtedness.

  The Company's indebtedness and the related covenants will have several important effects on its future operations, including, but not limited to, the following:

  . A portion of the Company's cash flow from operations must be dedicated to the payment of interest on and principal of its indebtedness and will not be available for other purposes.

  . The Company's ability to obtain additional financing in the future for working capital, capital expenditures, research and development, acquisitions, general corporate purposes, or other purposes may be limited.

  . The Company's level of indebtedness could limit its flexibility in reacting to business developments and changes in its industry and economic conditions generally.

  The Company anticipates completing the Drop Down Transaction whereby all the operating assets of the Company will be contributed to a newly formed subsidiary (the "Drop Down Subsidiary"). The purpose of the Drop Down Transaction is to effect the release of the pledge of the outstanding shares of Common Stock granted under the NationsBank Credit Agreement in connection with the Recapitalization in substitution for a pledge of shares of capital stock of the Drop Down Subsidiary. The Drop Down Transaction will have no impact on the consolidated financial statements of the Company since the Drop Down Subsidiary is wholly-owned, and the financial covenants applicable to the Company and its subsidiaries will remain essentially unchanged.

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

  The following pro forma information reflects the effects of (a) the Recapitalization and (b) use of the proceeds of the Offering to repay debt:

                                   PRO FORMA FOR THE RECAPITALIZATION
                                   -----------------------------------------
                                     YEAR ENDED           SIX MONTHS ENDED
                                   MARCH 31, 1996        SEPTEMBER 30, 1996
                                   -----------------     -------------------
                                               (UNAUDITED)
     Net income...................     $           4,267       $           3,455
                                       =================       =================
     Earnings per share...........     $            0.27       $            0.22
                                       =================       =================
                                   PRO FORMA FOR THE RECAPITALIZATION
                                            AND THE OFFERING
                                   -----------------------------------------
                                     YEAR ENDED           SIX MONTHS ENDED
                                   MARCH 31, 1996        SEPTEMBER 30, 1996
                                   -----------------     -------------------
                                               (UNAUDITED)
     Net income...................     $           9,082       $           5,767
                                       =================       =================
     Earnings per share...........     $            0.42       $            0.26
                                       =================       =================

  The pro forma information for the effects of the Recapitalization was computed using interest rates on variable rate debt in effect at the time the Recapitalization was completed, resulting in additional interest expense, including amortization of deferred financing costs, of $12.9 million and $4.3 million for the year ended March 31, 1996 and the six months ended September 30, 1996, respectively, less the related income tax effect. The pro forma information for the Recapitalization and the Offering includes the effects of the Recapitalization, and the sale of 6,000,000 shares of Common Stock in the Offering and application of $57.1 million of the proceeds of the Offering to repay indebtedness incurred in the Recapitalization, resulting in a reduction of interest expense, including amortization of deferred financing costs, of $7.3 million and $3.6 million for the year ended March 31, 1996 and the six months ended September 30, 1996, respectively, less the related income tax effect. The pro forma net income and earnings per share data do not include approximately $1.1 million of expenses related to the recapitalization incurred in the period ended September 30, 1996, as well as an extraordinary loss of approximately $3.6 million, net of tax, expected to be incurred upon repayment of indebtedness if the Offering is completed as anticipated before December 30, 1996, as such expenses will not have a continuing impact on operations. The extraordinary loss will be comprised of (1) $591,000, net of tax, recorded as a discount against the Bridge Notes for the fair value of the warrants attached to the Bridge Notes (Note 4); (2) approximately $825,000, net of tax, which relates to a fee in connection with the Bridge Notes; and (3) approximately $2.2 million, net of tax, related to the write-off of capitalized transaction fees on the Bridge Notes and a pro rata portion of capitalized transaction fees on the Tranche A Loan and Tranche B Loan. The pro forma information may not be indicative of what results of operations would have been had the Recapitalization and the Offering occurred at the beginning of the respective periods.

  In September, 1996, the Company has entered into a Management Shares Agreement with Centre Partners Management LLC, the Centre Entities and those executive officers who either: (i) have been awarded options pursuant to the Stock Option Plan; (ii) have been awarded shares of common stock; or (iii) have purchased shares of common stock from the Company (the "Management Holders"). Pursuant to the Management Shares Agreement, Centre Partners Management LLC, on behalf of the Centre Entities, has "bring along rights" pursuant to which it has the right to require the Management Holders to sell a pro rata portion of their shares in connection with a sale to an unaffiliated third party of 5% or more of the common stock held by the Centre

                        FIREARMS TRAINING SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, 1996 (INFORMATION AS OF SEPTEMBER 1996 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)
Entities. The Management Holders have similar "tag along" rights pursuant to which they can participate in a sale by the Centre Entities of 5% or more of the outstanding shares of common stock to an unaffiliated third party. Each Management Holder, other than the President, has the right to require the Centre Entities to purchase his shares of common stock at the lesser of fair market value or his acquisition price if his employment is terminated within six months of the date of the Agreement (September 18, 1996) other than for cause. The Centre Entities also have agreed to assist the Management Holders in registering proportionate amounts of the common stock held by such Management Holders if the Centre Entities exercise any rights to register common stock under the Centre Registration Rights Agreement. The Management Shares Agreement terminates: (i) with respect to the Centre Entities, at such time as they hold less than 10.0% of the outstanding shares of common stock; and (ii) ten years from the date of the agreement, if not sooner terminated.

  Also in September, 1996, the Board of Directors adopted an Executive Severance Benefit Plan (the "Executive Severance Plan") that provides severance pay and benefits to five designated executive officers of the Company in the event any such designated executive's employment with the Company terminates for any reason other than Cause (as defined in the Executive Severance Plan) prior to September 30, 1997. The severance benefit payable under the Executive Severance Plan is equal to: (i) three times the monthly salary of the terminated executive if such termination of employment occurs prior to July 31, 1997; (ii) two times the monthly salary if such termination of employment occurs during August 1997; and (iii) an amount equal to the monthly salary if such termination of employment occurs during September 1997.

  Additionally, in September, 1996, the Company hired a new President and Chief Executive Officer (the "President"). The Company has entered into an employment agreement with the President with an initial term expiring March 31, 2002, with automatic one-year extensions thereafter unless terminated by either party. Pursuant to the agreement, the President is employed at an annual base salary of $350,000, subject to review and annual increases as approved by the Board of Directors. The President is also eligible for annual bonuses based on the Company reaching targeted EBITDA levels for each fiscal year, with a maximum of $225,000 in bonus payable for each fiscal year (or such greater amount as determined by the Board of Directors). In connection with the signing of the employment agreement, the President received a bonus of $155,000, was granted 36,852 shares of common stock, and was granted options (Note 5). The Company also agreed to pay the President's reasonable expenses for relocating to the Atlanta area. Pursuant to the employment agreement, the President agreed to purchase 61,420 shares of common stock at approximately $3.25 per share. The President is also subject to a covenant not to compete with the Company during his employment with the Company or any period during which he receives payments from the Company pursuant to the employment agreement and for a period of two years thereafter. The Company recorded an expense of approximately $120,000 during September related to the stock granted to the President.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Of-fering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securi-ties other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or so-licitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company, or that information contained herein is correct as of any time, subsequent to the date hereof.

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  28
Management...............................................................  40
Certain Transactions.....................................................  47
Recapitalization.........................................................  47
Principal Shareholders...................................................  51
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  55
Underwriting.............................................................  57
Legal Matters............................................................  58
Independent Accountants..................................................  59
Change in Independent Accountants........................................  59
Additional Information...................................................  60
Index to Financial Statements............................................ F-1

 Until       , 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not partici-pating in this distribution, may be required to deliver a Prospectus. This de-livery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allot-ments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               6,000,000 SHARES


                             [LOGO] Fats Training

                        FIREARMS TRAINING SYSTEMS, INC.

                             CLASS A COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------

                             Montgomery Securities

                            Lazard Freres & Co. llc

                             The Robinson-Humphrey
                                 Company, Inc.

                                       , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below is an estimate (except for the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Fee) of the fees and expenses, all of which are payable by the Registrant (including the fees and expenses, other than underwriting discounts and commissions, of the Selling Shareholders), other than underwriting discounts and commissions, in connection with the registration and sale of the Common Stock being registered.

     Securities and Exchange Commission Registration Fee............ $   35,690
     NASD Filing Fee................................................     10,850
     Nasdaq National Market Fee.....................................     34,750
     Blue Sky Fees and Expenses.....................................      5,000
     Accounting Fees and Expenses...................................    550,000
     Fees of Registrar and Transfer Agent...........................      5,000
     Legal Fees and Expenses........................................    500,000
     Printing and Mailing Expenses..................................    300,000
     Miscellaneous..................................................    168,470
                                                                     ----------
         Total...................................................... $1,600,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of the State of Delaware permits a Delaware corporation to indemnify certain persons, including officers and directors and former officers and directors, and to purchase insurance with respect to liability arising out of their capacity or status as officers and directors. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which officers and directors may be entitled under the Delaware corporation's bylaws, any agreement or otherwise. Article Eleventh of the Company's Certificate of Incorporation, as amended, included in Exhibits 3.01, 3.02 and 3.03 hereto, and Article VI of the Company's By-laws, included in Exhibit 3.06 hereto, provide, in general, that the Company shall indemnify its directors and officers to the extent permitted by the General Corporation Law of the State of Delaware. The Company has insurance providing for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

  In addition, Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to limit the liability of its directors subject to certain exceptions. In accordance with Section 102(b)(7), Article Eleventh of the Company's Certificate of Incorporation, as amended, provides that no director of the Company shall be personally liable to the Company or any of its shareholders except for (i) any breach of the directors' duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware or (iv) any transaction from which the director derived an improper personal benefit.

  The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, its directors and officers and the Selling Shareholders, and by the Registrant and the Selling Shareholder of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following, which gives effect to the 100,000-for-one stock split effected by the Company on July 30, 1996 and the 1.66-for-one stock split anticipated to be effected by the Company in October 1996, sets forth certain information with respect to all securities of the Company sold by the Company within the past three years:

    1. On July 31, 1996, in connection with the Recapitalization, the Company sold to the Centre Entities 11,165,241 shares, consisting of 3,898,430 shares of Class A Common Stock and 7,266,811 shares of Class B non-voting Common Stock, for aggregate consideration of $36.0 million in cash. Exemption for such transaction from registration under the Securities Act is claimed in reliance on the exemption provided under Section 4(2) of the Securities Act on the basis that the sales were transactions not involving any public offering.

    2. On July 31, 1996, in connection with the Recapitalization, the Company sold to NationsBridge, L.L.C. senior subordinated bridge notes due July 31, 2004 in aggregate principal amount equal to $40.0 million and, in connection with such sale, entered into arrangements for the issuance of warrants (which warrants are being reacquired by the Company in connection with the Offering) to purchase shares of Common Stock at a nominal price (consisting of warrants to purchase 288,434 shares of Common Stock based on the Offering being completed as contemplated in this Registration Statement). NationsBridge, L.L.C. paid aggregate consideration of $40.0 million in cash (less certain fees) in the sale. Exemption for such transaction from registration under the Securities Act is claimed in reliance on the exemption provided under Section 4(2) of the Securities Act on the basis that the sales were transactions not involving any public offering.

    3. On September 17, 1996, the Company issued 7,266,811 shares of its Class A Common Stock to Centre Capital Investors II, L.P., in exchange for 7,266,811 shares of the Company's Class B non-voting Common Stock at the election of the shareholder for no additional consideration. Exemption for such transaction from registration under the Securities Act is claimed in reliance on the exemption provided under Section 3(a)(9) of the Securities Act.

    4. On September 18, 1996, the Company issued to Peter A. Marino, its President and Chief Executive Officer, the following securities pursuant to an employment agreement dated September 18, 1996: (i) 36,852 shares as a signing bonus; and (ii) options to purchase 707,160 shares of Common Stock at an exercise price of approximately $3.25 per share.

    Mr. Marino also purchased 61,420 shares of Common Stock for aggregate consideration of $199,800 in cash. Exemption for such transactions from registration under the Securities Act is claimed in reliance on the exemption provided under Section 4(2) of the Securities Act.

    5. On September 18, 1996, the Company sold an aggregate of 170,913 shares of Common Stock to five officers of the Company other than Mr. Marino for aggregate consideration of approximately $555,984 in cash. Exemption for such transactions from registration under the Securities Act is claimed in reliance on the exemption from registration under Section 4(2) of the Securities Act.

    6. On September 18, 1996, the Company awarded options (excluding the options awarded to Mr. Marino discussed above) to purchase an aggregate of 1,035,674 shares of Common Stock at an exercise price of approximately $3.25 per share to five executive officers, approximately 30 other key employees and two outside directors. The options were issued in consideration of the individuals' service as employees or directors of the Company. Exemption for such transactions from registration under the Securities Act is claimed in reliance on the exemption from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  The following documents are filed with this registration statement as exhibits.

     EXHIBIT
     NUMBER       DESCRIPTION
     -------      -----------
     *1.01     -- Form of Underwriting Agreement.
     *2.01     -- Recapitalization and Stock Purchase and Sale Agreement, dated as of June 5, 1996, among THIN International N.V. (formerly known as Firearms Training Systems International N.V.), the
                  Company, Centre Capital Investors II, L.P., Centre Partners
                  Coinvestment L.P., Centre Parallel Management Partners, L.P.,
                  Centre Capital Offshore Investors II, L.P., Centre Capital
                  Tax-exempt Investors II, L.P., State Board of Administration of Florida and Centre Partners Management LLC.
     *2.02     -- Letter Agreement, dated July 9, 1996, amending the
                  Recapitalization and Stock Purchase and Sale Agreement filed as Exhibit 2.01.
     *2.03     -- First Amendment, dated as of July 31, 1996, to the
                  Recapitalization and Stock Purchase and Sale Agreement filed as Exhibit 2.01.
     *2.04     -- Letter Agreement, dated November 1, 1996, from the Company to
                  THIN International N.V. regarding payment of the Contingent
                  Payment pursuant to the Recapitalization and Stock Purchase and Sale Agreement.
     *3.01     -- Certificate of Incorporation of the Company, dated May 4,
                  1984.
     *3.02     -- Certificate for Renewal and Revival of Certificate of
                  Incorporation of the Company, dated September 21, 1993.
     *3.03     -- Certificate of Amendment of Certificate of Incorporation of
                  the Company, dated July 30, 1996.
     *3.04     -- Certificate of Designations of Senior Preferred Stock of the
                  Company, dated July 31, 1996.
     *3.05     -- Certificate of Designations of Junior Preferred Stock of the
                  Company, dated July 31, 1996.
     *3.06     -- By-laws of the Company.
     *3.07     -- Certificate of Amendment of Certificate of Incorporation of
                  the Company, dated October 31, 1996.
     *4.01     -- Certificate of Designations of Senior Preferred Stock of the
                  Company, dated July 31, 1996 (filed as Exhibit 3.04).
     *4.02     -- Certificate of Designations of Junior Preferred Stock of the
                  Company, dated July 31, 1996 (filed as Exhibit 3.05).
     *5.01     -- Opinion of Sidley & Austin.
    *10.01     -- Credit Agreement, dated as of July 31, 1996, among the
                  Company, NationsBank, N.A. (South) and the other Lenders
                  named therein.
    *10.01-01  -- First Amendment, dated as of October 28, 1996, to Credit
                  Agreement, dated as of July 31, 1996, among the Company,
                  NationsBank N.A. (South) and the other Lenders named therein.
    *10.02     -- Tranche A Term Note, dated July 31, 1996, issued by the
                  Company in favor of NationsBank, N.A. (South).
    *10.02-01  -- Schedule identifying Tranche A Term Notes substantially identical in all material respects to Exhibit 10.02.
    *10.03     -- Tranche B Term Note, dated July 31, 1996, issued by the
                  Company in favor of NationsBank, N.A. (South).
    *10.03-01  -- Schedule identifying Tranche B Term Notes substantially identical in all material respects to Exhibit 10.03.
    *10.04     -- Revolving Credit Note, dated July 31, 1996, issued by the
                  Company in favor of NationsBank, N.A. (South).
    *10.04-01  -- Schedule identifying Revolving Credit Notes substantially identical in all material respects to Exhibit 10.04.

     EXHIBIT
     NUMBER       DESCRIPTION
     -------      -----------
    *10.05     -- Swingline Note, dated July 31, 1996, issued by the Company in favor of NationsBank,
                  N.A. (South).
    *10.06     -- Pledge and Security Agreement, dated as of July 31, 1996, between the Company, and
                  NationsBank, N.A. (South).
    *10.07     -- Option to Lease, dated May 4, 1993, between the Company and
                  Technology Park/Atlanta,
                  Inc.
    *10.08     -- Lease, dated May 4, 1993, between the Company and Technology
                  Park/Atlanta, Inc.
    *10.09     -- First Amendment to Lease Agreement, dated December 21, 1993, between the Company
                  and Technology Park/Atlanta, Inc., amending the Lease filed as Exhibit 10.08.
    *10.10     -- Second Amendment to Lease Agreement, dated December 21, 1995, between the Company and Schneider Atlanta, L.P., amending the
                  Lease filed as Exhibit 10.08.
    *10.11     -- United States Government Contract M67854-94-C-2014, awarded
                  August 4, 1994, between the Company and the U.S. Marine
                  Corps.
    *10.12     -- Management Shares Agreement, dated as of September 18, 1996, between the Company
                  and Peter A. Marino, Robert B. Terry, Robert F. Mecredy,
                  David A. Apseloff, Greg Echols and Juan de Ledebur.
    *10.13     -- Firearms Training Systems, Inc. Stock Option Plan.
    *10.14     -- Stock Option Agreement Series A, dated as of September 18,
                  1996 between the Company
                  and Peter A. Marino.
    *10.14-01  -- Schedule identifying Stock Option Agreements Series A substantially identical in all
                  material respects to Exhibit 10.14
    *10.15     -- Stock Option Agreement Series B, dated as of September 18,
                  1996 between the Company
                  and Peter A. Marino.
    *10.15-01  -- Schedule identifying Stock Option Agreements Series B substantially identical in all
                  material respects to Exhibit 10.15
    *10.16     -- Stock Option Agreement Series C, dated as of September 18,
                  1996 between the Company
                  and William J. Bratton.
    *10.16-01  -- Schedule identifying Stock Option Agreement Series C substantially identical in all
                  material respects to Exhibit 10.16.
    *10.17     -- Registration Rights Agreement, dated as of July 31, 1996, between the Company and the
                  Institutional Holders set forth on Schedule I thereto.
    *10.18     -- Registration Rights Agreement, dated as of July 31, 1996, among the Company, THIN
                  International N.V. (formerly known as Firearms Training
                  Systems International N.V.) and
                  the Institutional Holders set forth on Schedule I thereto.
    *10.19     -- Firearms Training Systems, Inc., Executive Severance Benefit
                  Plan.
    *10.20     -- Employment Agreement, dated as of September 18, 1996, between the Company and
                  Peter A. Marino.
    *10.21     -- Form of Agreement to Limit Future Competition entered into with each member of senior
                  management of the Company.
    *10.21-01  -- Schedule identifying Agreements to Limit Future Competition substantially identical in all
                  material respects to Exhibit 10.21.
    *10.22     -- Form of Transition Bonus Agreement entered into with 13 employees of the Company.

     EXHIBIT
     NUMBER       DESCRIPTION
     -------      -----------
    *10.22-01  -- Schedule identifying Transition Bonus Agreements substantially identical in all material
                  respects to Exhibit 10.22.
    *10.23     -- License Agreement, dated October 31, 1991 by and between
                  Microware Systems Corporation and the Company.
    *11.01     -- Statement Regarding Computation of Pro Forma Net Income Per
                  Common Share.
    *16.01     -- Letter of Price Waterhouse LLP Regarding Change in
                  Accountants.
    *21.01     -- Subsidiaries of the Company.
     23.01     -- Consent of Price Waterhouse LLP, dated November 21, 1996.
     23.02     -- Consent of Arthur Andersen, LLP, dated November 21, 1996.
    *24.01     -- Powers of Attorney (set forth on page II-5 of the
                  Registration Statement).
    *27.01     -- Financial Data Schedule.

--------

 * Previously filed with Initial Registration Statement on Form S-1 on September 30, 1996, Amendment No. 1 on November 5, 1996 or Amendment No. 2 on November 18, 1996.

  (b) Financial Statement Schedules.

  Schedule II--Valuation and Qualifying Accounts and Report of Independent Public Accountants as to Schedules (set forth on pages II-6 and II-7 of the Registration Statement).

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS AS TO SCHEDULES

  We have audited, in accordance with generally accepted auditing standards, the financial statements of FIREARMS TRAINING SYSTEMS, INC. (a Delaware corporation) AND SUBSIDIARIES included in this Registration Statement and have issued our report thereon dated May 17, 1996 (except with respect to the matters discussed in Notes 1, 2, 3, 4, 5, and 10 as to which the date is November 1, 1996). Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in
Item 16(b) is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
May 17, 1996

                                                                     SCHEDULE II

                FIREARMS TRAINING SYSTEMS, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

           FOR THE FISCAL YEARS ENDED MARCH 31, 1994, 1995, AND 1996

                                            ADDITIONS
                                             CHARGED
                                 BALANCE AT TO COSTS                 BALANCE AT
                                 BEGINNING     AND                     END OF
                                 OF PERIOD  EXPENSES  DEDUCTIONS (1)   PERIOD
                                 ---------- --------- -------------- ----------
Fiscal year ended March 31,
 1994:
  Allowance for doubtful
   accounts.....................    $58        $26         $(13)        $71
Fiscal year ended March 31,
 1995:
  Allowance for doubtful
   accounts.....................     71          1          (21)         51
Fiscal year ended March 31,
 1996:
  Allowance for doubtful
   accounts.....................     51         24          --           75

--------
(1) Adjustment of allowance based on analysis of receivable balances.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNDER DULY AUTHORIZED, IN THE CITY OF SUWANEE, STATE OF GEORGIA ON NOVEMBER 21, 1996.

                                          Firearms Training Systems, Inc.
                                           (Registrant)

                                                    /s/ Peter A. Marino
                                          by: _________________________________
                                                      Peter A. Marino
                                               President and Chief Executive
                                               Officer (Principal Executive
                                                         Officer)

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

           SIGNATURE                         TITLE                    DATE


      /s/ Peter A. Marino        President and Chief
_______________________________   Executive Officer and          November 21,
        Peter A. Marino           Director                       1996

     /s/ David A. Apseloff       Treasurer, Chief Financial
_______________________________   Officer and Assistant          November 21,
       David A. Apseloff          Secretary (Principal           1996
                                  Financial and Accounting
                                  Officer)

               *                 Director
_______________________________                                  November 21,
      William J. Bratton                                         1996

           SIGNATURE                         TITLE                    DATE


               *                 Director
_______________________________                                  November 21,
        Craig I. Fields                                          1996

               *                 Director
_______________________________                                  November 21,
       Jonathan H. Kagan                                         1996

      /s/ Scott Perekslis        Director
_______________________________                                  November 21,
        Scott Perekslis                                          1996

               *                 Director
_______________________________                                  November 21,
       Bruce G. Pollack                                          1996

               *                 Director and Chairman of the
_______________________________   Board                          November 21,
        Lester Pollack                                           1996

               *                 Director
_______________________________                                  November 21,
         Paul J. Zepf                                            1996
--------
* Executed by attorney-in-fact pursuant to power of attorney granted September 30, 1996.

      /s/ Scott Perekslis
-------------------------------
      By: Scott Perekslis
       Attorney-in-Fact

                             GRAPHIC APPENDIX PAGE

  The top of the inside facing cover has the company's logo, a marksman in crosshairs over the acronym "FATS " with the word "Training" along the righthand side.

  There is a full color photograph of two hostage rescue team members participating in a hostage situation.

  The graphic text below the photograph reads, "FATS (TM) SIMULATORS BRIDGE THE GAP BETWEEN SKILLS TRAINING AND TACTICAL APPLICATIONS."

  At the bottom of the inside front cover is the stabilization language which has been electronically transmitted.

  The front cover page folds out to reveal a gray bullseye which is overlaid with graphic text and four color pictures.

  The Company's logo appears at the top left hand corner of the foldout. There is a headline banner across the top of the foldout stating, "TRAIN AS CLOSE TO THE ACTUAL SITUATION AS POSSIBLE."

  The center photograph is of six soldiers in combat fatigues aiming simulated small and supporting arms at a combat training situation.

  The center photograph is captioned at the bottom: "FATS (TM) systems are used by military organizations around the world."

  The left hand graphic text reads, "Firearms Training Systems, Inc. is the leading worldwide producer of interactive simulation systems designed to provide training in the handling and use of small and supporting arms."

  The right hand graphic text reads, "Firearms Training Systems, Inc. is a training company which uses advanced technologies in close collaboration with its customers to meet their training needs."

  The bottom portion of the front foldout contains three color photographs with two graphic text sentences separating them.

  The left hand photograph is of a law enforcement officer pointing a simulated hand gun at a potential aggressor in a training session.

  The center photograph is of a camouflaged hunter aiming a simulated shotgun at ducks in a simulated hunting scene.

  The right hand photograph depicts technicians testing a simulated firearm.

  The text separating these photographs reads, "The Company has an inventory of 180 simulated firearms which accurately replicate the fit, function and feel of the original firearms."

  The rear inside cover page has a red box with text reading, "THE GLOBAL LEADER IN INTERACTIVE SIMULATORS FOR SMALL AND SUPPORTING ARMS TRAINING."

  The center portion of the rear inside cover is a color graphic map of the globe. The Company's logo appears on the map with lines leading to each country, appearing in red, in which Firearms Training Systems, Inc. has sold at least one FATS (TM) systems. The caption beneath the map reads, "Firearms Training Systems, Inc. has sold at least one FATS(TM) System in each of the countries indicated in red above since 1984. Since the beginning of fiscal 1995, revenues from sales of FATS(TM) systems to customers in Canada, Italy, Mexico, the Netherlands, Singapore, Switzerland and United Kingdom have constituted over 70% of total international revenues of the Company. During this period, systems were sold to customers in 12 additional countries for total revenues of approximately $2.7 million."

  At the bottom of the inside rear cover is the Company's logo over the Company's name.

Exhibits and Financial Statement Schedules

  Index to Exhibits

  The following documents are filed with this registration statement as exhibits.

     EXHIBIT
     NUMBER       DESCRIPTION
     -------      -----------
     *1.01     -- Form of Underwriting Agreement.
     *2.01     -- Recapitalization and Stock Purchase and Sale Agreement, dated as of June 5, 1996, among THIN International N.V. (formerly known as Firearms Training Systems International N.V.), the
                  Company, Centre Capital Investors II, L.P., Centre Partners
                  Coinvestment L.P., Centre Parallel Management Partners, L.P.,
                  Centre Capital Offshore Investors II, L.P., Centre Capital
                  Tax-exempt Investors II, L.P., State Board of Administration of Florida and Centre Partners Management LLC.
     *2.02     -- Letter Agreement, dated July 9, 1996, amending the
                  Recapitalization and Stock Purchase and Sale Agreement filed as Exhibit 2.01.
     *2.03     -- First Amendment, dated as of July 31, 1996, to the
                  Recapitalization and Stock Purchase and Sale Agreement filed as Exhibit 2.01.
     *2.04     -- Letter Agreement, dated November 1, 1996, from the Company to
                  THIN International N.V. regarding payment of the Contingent
                  Payment pursuant to the Recapitalization and Stock Purchase and Sale Agreement.
     *3.01     -- Certificate of Incorporation of the Company, dated May 4,
                  1984.
     *3.02     -- Certificate for Renewal and Revival of Certificate of
                  Incorporation of the Company, dated September 21, 1993.
     *3.03     -- Certificate of Amendment of Certificate of Incorporation of
                  the Company, dated July 30, 1996.
     *3.04     -- Certificate of Designations of Senior Preferred Stock of the
                  Company, dated July 31, 1996.
     *3.05     -- Certificate of Designations of Junior Preferred Stock of the
                  Company, dated July 31, 1996.
     *3.06     -- By-laws of the Company.
     *3.07     -- Certificate of Amendment of Certificate of Incorporation of
                  the Company, dated October 31, 1996.
     *4.01     -- Certificate of Designations of Senior Preferred Stock of the
                  Company, dated July 31, 1996 (filed as Exhibit 3.04).
     *4.02     -- Certificate of Designations of Junior Preferred Stock of the
                  Company, dated July 31, 1996 (filed as Exhibit 3.05).
     *5.01     -- Opinion of Sidley & Austin.
    *10.01     -- Credit Agreement, dated as of July 31, 1996, among the
                  Company, NationsBank, N.A. (South) and the other Lenders
                  named therein.
    *10.01-01  -- First Amendment, dated as of October 28, 1996, to Credit
                  Agreement, dated as of July 31, 1996, among the Company,
                  NationsBank N.A. (South) and the other Lenders named therein.
    *10.02     -- Tranche A Term Note, dated July 31, 1996, issued by the
                  Company in favor of NationsBank, N.A. (South).
    *10.02-01  -- Schedule identifying Tranche A Term Notes substantially identical in all material respects to Exhibit 10.02.
    *10.03     -- Tranche B Term Note, dated July 31, 1996, issued by the
                  Company in favor of NationsBank, N.A. (South).
    *10.03-01  -- Schedule identifying Tranche B Term Notes substantially identical in all material respects to Exhibit 10.03.
    *10.04     -- Revolving Credit Note, dated July 31, 1996, issued by the
                  Company in favor of NationsBank, N.A. (South).
    *10.04-01  -- Schedule identifying Revolving Credit Notes substantially identical in all material respects to Exhibit 10.04.

     EXHIBIT
     NUMBER       DESCRIPTION
     -------      -----------
    *10.05     -- Swingline Note, dated July 31, 1996, issued by the
                  Company in favor of NationsBank,
                  N.A. (South).
    *10.06     -- Pledge and Security Agreement, dated as of July 31, 1996, between the Company, and
                  NationsBank, N.A. (South).
    *10.07     -- Option to Lease, dated May 4, 1993, between the Company and Technology Park/Atlanta,
                  Inc.
    *10.08     -- Lease, dated May 4, 1993, between the Company and
                  Technology Park/Atlanta, Inc.
    *10.09     -- First Amendment to Lease Agreement, dated December 21,
                  1993, between the Company
                  and Technology Park/Atlanta, Inc., amending the Lease
                  filed as Exhibit 10.08.
    *10.10     -- Second Amendment to Lease Agreement, dated December 21,
                  1995, between the Company and Schneider Atlanta, L.P.,
                  amending the Lease filed as Exhibit 10.08.
    *10.11     -- United States Government Contract M67854-94-C-2014,
                  awarded August 4, 1994, between the Company and the U.S.
                  Marine Corps.
    *10.12     -- Management Shares Agreement, dated as of September 18,
                  1996, between the Company
                  and Peter A. Marino, Robert B. Terry, Robert F. Mecredy,
                  David A. Apseloff, Greg Echols and Juan de Ledebur.
    *10.13     -- Firearms Training Systems, Inc. Stock Option Plan.
    *10.14     -- Stock Option Agreement Series A, dated as of September
                  18, 1996 between the Company
                  and Peter A. Marino.
    *10.14-01  -- Schedule identifying Stock Option Agreements Series A substantially identical in all
                  material respects to Exhibit 10.14
    *10.15     -- Stock Option Agreement Series B, dated as of September
                  18, 1996 between the Company
                  and Peter A. Marino.
    *10.15-01  -- Schedule identifying Stock Option Agreements Series B substantially identical in all
                  material respects to Exhibit 10.15
    *10.16     -- Stock Option Agreement Series C, dated as of September
                  18, 1996 between the Company
                  and William J. Bratton.
    *10.16-01  -- Schedule identifying Stock Option Agreement Series C substantially identical in all
                  material respects to Exhibit 10.16.
    *10.17     -- Registration Rights Agreement, dated as of July 31, 1996, between the Company and the
                  Institutional Holders set forth on Schedule I thereto.
    *10.18     -- Registration Rights Agreement, dated as of July 31, 1996, among the Company, THIN
                  International N.V. (formerly known as Firearms Training
                  Systems International N.V.) and
                  the Institutional Holders set forth on Schedule I
                  thereto.
    *10.19     -- Firearms Training Systems, Inc., Executive Severance
                  Benefit Plan.
    *10.20     -- Employment Agreement, dated as of September 18, 1996,
                  between the Company and
                  Peter A. Marino.
    *10.21     -- Form of Agreement to Limit Future Competition entered
                  into with each member of senior
                  management of the Company.
    *10.21-01  -- Schedule identifying Agreements to Limit Future
                  Competition substantially identical in all
                  material respects to Exhibit 10.21.
    *10.22     -- Form of Transition Bonus Agreement entered into with 13 employees of the Company.

     EXHIBIT
     NUMBER        DESCRIPTION
     -------       -----------
    *10.22-01   -- Schedule identifying Transition Bonus Agreements
                   substantially identical in all material respects to Exhibit
                   10.22.
    *10.23      -- License Agreement, dated October 31, 1991 by and between
                   Microware Systems Corporation and the Company.
    *11.01      -- Statement Regarding Computation of Pro Forma Net Income Per
                   Common Share.
    *16.01      -- Letter of Price Waterhouse LLP Regarding Change in
                   Accountants.
    *21.01      -- Subsidiaries of the Company.
     23.01      -- Consent of Price Waterhouse LLP, dated November 21, 1996.
     23.02      -- Consent of Arthur Andersen, LLP, dated November 21, 1996.
    *24.01      -- Powers of Attorney (set forth on page II-5 of the
                   Registration Statement).
    *27.01      -- Financial Data Schedule.

--------

 * Previously filed with Initial Registration Statement on Form S-1 on September 30, 1996, Amendment No. 1 on November 5, 1996 or Amendment No. 2 on November 18, 1996.